Filed pursuant to General Instruction II.L. of Form F-10
File No. 333-298319

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement (the "Prospectus Supplement"), together with the accompanying short form base shelf prospectus, dated August 10, 2026 (the "Shelf Prospectus"), to which it relates, as amended or supplemented (collectively, the "Prospectus"), and each document incorporated or deemed to be incorporated by reference herein and therein, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See "Underwriting".

Information has been incorporated by reference in this Prospectus Supplement and the Shelf Prospectus to which it relates from documents filed with securities commissions or similar authorities in Canada and with the United States Securities and Exchange Commission (the "SEC"). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Company at Suite 400 - 570 Granville Street, Vancouver, British Columbia, V6C 3P1, Canada (Telephone: (604) 681-1568) (Attn: Corporate Secretary), and are also available electronically at www.sedarplus.ca and the Electronic Data Gathering, Analysis, and Retrieval system ("EDGAR") at www.sec.gov. See "Documents Incorporated by Reference".

PROSPECTUS SUPPLEMENT

TO THE SHORT FORM BASE SHELF PROSPECTUS DATED AUGUST 10, 2026

New Issue	October 22, 2026

APEX CRITICAL METALS CORP.

US$1,860,000

2,400,000 Common Shares

Represented by 400,000 American Depositary Shares

This prospectus supplement (this “Prospectus Supplement”) of Apex Critical Metals Corp. (“Apex”, the “Company”, “we” or “us”), together with the short form base shelf prospectus, dated August 10, 2026, to which it relates (the “Shelf Prospectus”), qualifies the distribution (the “Offering”) of: (i) an aggregate of 2,400,000 common shares of the Company (the “Common Shares”) to be represented by 400,000 American Depositary Shares (the “ADSs”) at the price of US$4.65 per ADS (the “Offering Price”), having an aggregate offering amount of US$1,860,000, (ii) an aggregate of 20,000 ADS purchase warrants (the “Underwriter’s Warrants”) issuable to the Underwriter (defined below) as compensation for the Offering, and (iii) an aggregate of 120,000 Common Shares of the Company to be represented by 20,000 ADSs issuable from time to time upon the exercise of 20,000 Underwriter’s Warrants. The Offering is being made outside of Canada only under a registration statement on Form F-10 (File No. 333-298319), filed with and declared effective by the United States Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), of which this Prospectus Supplement forms a part. See “Underwriting”.

Each ADS represents 6 (six) of our Common Shares. All Common Shares represented by the ADSs will be deposited under a deposit agreement (the "Deposit Agreement") among us, The Bank of New York Mellon, as depositary (the "Depositary") and the holders and beneficial owners from time to time of ADSs issued thereunder. Subject to the terms of the Deposit Agreement, each registered holder of ADSs will be entitled to certain contractual rights with respect to the amount of deposited Common Shares represented thereby (including, as applicable, dividend, voting, redemption, subscription and liquidation rights). See "Description of the Securities Distributed" for additional information.

CIBC Mellon Trust Company acts custodian for the Depositary in Canada (the "Custodian"). References made to the Depositary in this Prospectus Supplement shall also include the Custodian and any nominee of the Depositary or Custodian, as applicable, in accordance with the Deposit Agreement.

The Common Shares are listed and traded on the Canadian Securities Exchange (the “CSE”) under the symbol “APXC”, on the OTCQX® Best Market (“OTCQX”) under the trading symbol “APXCF”, on the Euronext Access Paris (“EAP”) under the trading symbol “MLAPX”, and on the Frankfurt Stock Exchange (“FSE”) under the symbol “KL9”.On October 22, 2026, the closing price of the Common Shares on the CSE was C$1.34. The Company’s ADSs will commence trading on the Nasdaq under the symbol “APXC”.

	Price to Public(1)	Underwriting Discounts or Commissions(2)	Net Proceeds to the Company (3)
Per ADS	US$4.65	US$0.3255	US$4.3245
Total(3)(4)	US$1,860,000	US$130,200	US$1,729,800

Notes:

1. The price of the ADSs was determined by negotiation between the Company and the Underwriter (as defined below).

2. In addition to the underwriting discounts of 7.0%, the Company has agreed to issue, upon closing of this Offering, warrants to the Underwriter, exercisable immediately upon issuance, for a period of four years from the date of commencement of sales in this Offering, entitling the Underwriter to purchase 5% of the total number of ADSs sold in this Offering at an exercise price per ADS equal to US$5.81 (representing 125% of the Offering Price of the ADSs sold in this Offering). The registration statement of which this Prospectus Supplement is a part also registers the Underwriter’s Warrants and the Common Shares represented by the ADSs issuable upon the exercise of the Underwriter’s Warrants. See “Underwriting” for additional information regarding total underwriter compensation.

3. After deducting the underwriting discounts or commission but before deducting the expenses of the Offering, estimated to be approximately US$250,000, which will be paid for by the Company out of the gross proceeds of the Offering. See “Underwriting”.

4. The amount of Offering proceeds to us presented in this table does not give effect to any exercise of the Over-Allotment Option (as defined below), if any, we have granted to the Underwriter (as defined below) as described below. We have granted the Underwriter (as defined below) an over-allotment option (the “Over-Allotment Option”), exercisable in whole or in part at any time for a period of 45 days from and after the closing of the Offering, to purchase up to 60,000 additional ADSs (representing 15% of the total number of the ADSs offered hereunder) at the Offering Price listed above, less Underwriter’s (as defined below) discounts payable by us, solely to cover over-allotments, if any, and commissions. If the Over-Allotment Option is exercised in full, the total “Price to the Public”, “Underwriting Discounts or Commissions” and “Net Proceeds to the Company” (before deducting expenses of the Offering) will be US$2,139,000, US$149,730 and US$1,989,270, respectively. This Prospectus Supplement qualifies the grant of the Over-Allotment Option and the issuance of an aggregate of 360,000 Common Shares of the Company to be represented by 60,000 ADSs issuable upon the exercise of the Over-Allotment Option.

The following table sets out the number of securities issuable assuming the exercise in full of the Over-Allotment Option:

Underwriter's Position	Maximum Size or Number of Securities Available	Exercise Period or Acquisition Date	Exercise Price or Average Acquisition Price
Over-Allotment Option	60,000 ADS	Exercisable for a period of 45 days following the closing of the Offering	US$4.65

Underwriter's Warrants	20,000 ADS Warrants	Exercisable for a period four years from the date of commencement of sales in this Offering	US$5.81

An investment in the ADSs involves significant risks. You should carefully consider the "Risk Factors" section in this Prospectus Supplement, and in the accompanying Shelf Prospectus, and any risk factors disclosed in the documents incorporated by reference herein and therein, as well as the information under the heading "Cautionary Statement Regarding Forward-Looking Information".

NEITHER THE SEC NOR ANY STATE OR CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED HEREBY, PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING SHELF PROSPECTUS OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING SHELF PROSPECTUS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

This Prospectus Supplement qualifies the distribution of the Common Shares represented by the ADSs outside of Canada. The Offering is being made outside of Canada only and the ADSs will be offered directly to the purchasers participating in the Offering. No ADSs will be offered or sold to Canadian purchasers, and there will be no solicitations or advertising activities undertaken in Canada in connection with the Offering.

The ADSs are being offered by Maxim Group LLC (“Underwriter”) pursuant to an underwriting agreement dated October 22, 2026 (the “Underwriting Agreement”). The Underwriter will not, directly or indirectly, solicit offers to purchase, sell or distribute the ADSs, or the Common Shares represented thereby, in Canada and will act as an underwriter for us only in respect of the offer, sale and distribution of ADSs outside of Canada.

The Underwriter, as principal, conditionally offers the Common Shares represented by the ADSs qualified under this Prospectus Supplement and the Shelf Prospectus, subject to prior sale, if, as and when issued or sold by the Company and accepted by the Underwriter in accordance with the Underwriting Agreement, as described under "Underwriting", and subject to the approval of certain legal matters on the Company's behalf by Cozen O'Connor LLP and on behalf of the Underwriter by McDermott Will & Schulte LLP, as US counsel, and Peterson McVicar LLP as Canadian counsel.

Unless otherwise indicated, references in this Prospectus Supplement to "United States dollars" or "US$" are to United States dollars. Canadian dollars are referred to as "Canadian dollars" or "C$". See under "Financial Information and Currency".

Prospective investors should be aware that the acquisition, holding or disposition of the ADSs and Common Shares represented thereby described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. Prospective investors should consult and rely on their own tax advisors with respect to their particular circumstances, as well as any other provincial, state, foreign and other tax consequences of acquiring, holding or disposing of our securities. See "Certain U.S. Federal Income Tax Considerations" and "Certain Canadian Federal Income Tax Considerations".

The Offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system ("MJDS") adopted by the United States and Canada, to prepare this Prospectus Supplement and the Shelf Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), and thus may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of Canada, that some of the Company's officers and directors are residents of Canada, that some or all of the experts named in this Prospectus Supplement and the Shelf Prospectus may be residents of Canada, and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States. See "Enforceability of Civil Liabilities".

Closing of the Offering (the “Closing”) is expected to take place on or about October 23, 2026, or such earlier or later date as the Company and the Underwriter may agree (the “Closing Date”). For additional information, see “Underwriting”.

Subject to applicable laws, the Underwriter may, in connection with the Offering, over-allot or effect transactions that stabilize or maintain the market price of the ADSs, and Common Shares represented thereby, at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

Certain of the Company's directors, namely Trevor Hall, reside outside of Canada. Directors of the Company residing outside of Canada have appointed Cozen O'Connor LLP, Bentall 5, 550 Burrard St., Suite 2501, Vancouver, British Columbia V6C 2B5, Canada, as agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process. See "Enforcement of Civil Liabilities".

Our head office is located at Suite 400 - 570 Granville Street, Vancouver, British Columbia, V6C 3P1, Canada, and our registered and records office is located at Bentall 5, 550 Burrard Street, Suite 2501, Vancouver, British Columbia V6C 2B5, Canada.

Unless otherwise indicated, the disclosure contained in this Prospectus Supplement assumes that the Over-Allotment Option has not been exercised.

Sole Book-Running Manager

TABLE OF CONTENTS FOR THIS PROSPECTUS SUPPLEMENT

TABLE OF CONTENTS FOR THE SHELF PROSPECTUS

IMPORTANT NOTICE ABOUT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and also adds to and updates information contained in the accompanying Shelf Prospectus and the documents incorporated by reference into this Prospectus Supplement and the Shelf Prospectus. The second part, the Shelf Prospectus, gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the Shelf Prospectus solely for the purposes of the Offering.

The Company has not, and the Underwriter has not, authorized anyone to provide readers with information different from that contained in this Prospectus Supplement and the accompanying Shelf Prospectus (or incorporated by reference herein or therein). The Company takes no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give readers of this Prospectus Supplement and the accompanying Shelf Prospectus. If the description of the ADSs or any other information varies between this Prospectus Supplement and the accompanying Shelf Prospectus (including the documents incorporated by reference herein and therein), you should rely on the information in this Prospectus Supplement. The ADSs are not being offered in any jurisdiction where the offer or sale of such securities is not permitted.

Readers should not assume that the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus is accurate as of any date other than the date of this Prospectus Supplement and the accompanying Shelf Prospectus or the respective dates of the documents incorporated by reference herein or therein, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein is accurate only as of the respective date of each such document. The business, financial condition, results of operations and prospects of the Company may have changed since those dates. Information in this Prospectus Supplement updates and modifies the information in the Shelf Prospectus and the information incorporated by reference herein and therein.

This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering. The Company does not undertake to update the information contained or incorporated by reference herein or in the Shelf Prospectus, except as required by applicable securities laws. Information contained on, or otherwise accessed through, the Company's website shall not be deemed to be a part of this Prospectus Supplement or the accompanying Shelf Prospectus and such information is not incorporated by reference herein or therein.

Unless otherwise noted or the context otherwise indicates, "Apex", the "Company", "us" and "we" refer to Apex Critical Metals Corp. and its subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein may contain forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of Canadian and United States securities laws, including the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information may relate to anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, budgets, operations, financial results, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking information. In some cases, forward-looking statements and information can be identified by the use of forward-looking terminology such as "plans", "targets", "expects" or "does not expect", "is expected", "an opportunity exists", "budget", "scheduled", "estimates", "outlook", "forecasts", "projection", "prospects", "strategy", "intends", "anticipates", "does not anticipate", "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will", "will be taken", "occur" or "be achieved". In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Forward-looking statements and information are neither historical facts nor assurances of future performance but instead represent management's expectations, estimates and projections regarding future events or circumstances.

The forward-looking statements in this Prospectus Supplement, the Shelf Prospectus and the documents which are incorporated by reference herein and therein are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of the Company, including without limitation, risks:

  associated with the actual allocation of proceeds from any financings undertaken by the Company;

  associated with the sale of the ADSs and Common Shares represented thereby;

  associated with the liquidity of the ADSs and the Common Shares represented by the ADSs;

  associated with the Company's need for additional financing, which may not be available on acceptable terms or at all;

  associated with the trading price and volatility of the Common Shares of the Company;

  associated with future offerings or stock options and warrant exercises, which may dilute shareholders' interests;

  that sales of Common Shares represented by the ADSs, or the prospect of future sales, may depress the Company's stock price;

  associated with the failure to comply with the U.S. Foreign Corrupt Practices Act;

  associated with the Company's ability to maintain its status as a "foreign private issuer" and that the rights of the Company's shareholders may differ from the rights typically afforded to shareholders of a U.S. corporation;

  associated with any future characterization of the Company as a passive foreign investment company;

  that the Company has a limited business history and no history of earnings;

  related to the Company's exploration activities on the mineral properties;

  related to negative operating cash flow;

  related to Acquisitions and integration;

  related to the Company's title to its mineral properties;

  related to the volatility of the price of our Common Shares, which may be subject to wide fluctuations;

  that the Company has an unlimited number of authorized but unissued Common Shares;

  risks related to the need for future financing;

  related to investment or securities analysts publishing reports about the Company;

  reputational risks;

  that Apex has discretion over the net proceeds from any offering of its securities;

  that there may be dilution from exercise of convertible securities;

  that sales by existing shareholders of the Company (the "Shareholders") can reduce Common Share prices;

  related to dilution of Shareholders;

  that there is no public market for debt securities, warrants, subscription receipts, share purchase contracts or units;

  risks related to issuances by Apex of unsecured debt securities;

  that prevailing interest rates will impact the market price or value of any debt securities issued by Apex;

  that fluctuations in foreign currency markets may have an adverse effect on the business of Apex and the value of debt securities issued by Apex (if any);

  risks related to changes in laws and regulations;

  risks related to competition;

  risks related to the Company's dependence on key personnel;

  risks related to fluctuations in prices of precious or base metals, rare earth elements, and other commodities and natural resources;

  legal and litigation risks;

  risks related to the Company's officers and directors becoming associated with other natural resource companies, which may give rise to conflicts of interest;

  risks related to the Company's relationship with local communities and other stakeholders;

  risks related to severe environmental events and climate change;

  risks related to environmental regulations and liabilities;

  risks related to pandemics, epidemics or other health crises; and

  the risks in the sections entitled "Risk Factors" in the AIF (as defined below) and Annual MD&A (as defined below) and incorporated by reference herein.

Although the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in, or implied by, the forward-looking statements, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from what is anticipated, estimated or intended. Those factors are described or referred to under the heading "Risk Factors" in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein. Additional risks and uncertainties not presently known to the Company or that the Company currently deems immaterial may also impair the Company's business operations.

Readers are cautioned that the foregoing list of factors is not exhaustive of the factors that may affect forward-looking statements. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained or incorporated by reference into this Prospectus Supplement and the Shelf Prospectus. Such statements are based on a number of assumptions, which may prove to be incorrect, including, but not limited to, assumptions about the following:

  the state of the equity and debt capital markets;

  the supply and demand for minerals at the properties explored and developed by the Company;

  the Company's expected operating and capital costs;

  the Company's ability to raise any necessary additional capital on reasonable terms to achieve its business objectives;

  no unforeseen changes in the legislative and operating framework for the Company occur;

  the accuracy of budgeted costs and expenditures;

  the stability of foreign exchange rates;

  the cost of equipment and labor as anticipated;

  the receipt of any necessary regulatory approvals;

  the Company's ability to attract and retain skilled staff;

  prices and availability of equipment;

  the ability of contracted parties to provide goods and/or services on a timely basis or at all; and

  no significant events occur outside of the Company's normal course of business.

All forward-looking statements contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein are expressly qualified by the foregoing cautionary statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Shelf Prospectus solely for the purposes of this Offering. Other documents are also incorporated, or are deemed to be incorporated by reference, into the Shelf Prospectus and reference should be made to the Shelf Prospectus for full particulars thereof.

Copies of the documents incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus may be obtained on request without charge from the Secretary of the Company at the address set forth on the cover page of this Prospectus Supplement, and are also available electronically at www.sedarplus.ca ("SEDAR+") and www.sec.gov ("EDGAR").

The following documents, filed by the Company with securities commissions or similar regulatory authorities in Canada, which have also been filed with, or furnished to the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement and the accompanying Shelf Prospectus:

(a) The annual information form for the year ended July 31, 2025, dated as at November 27, 2025 (our "AIF"), filed on December 5, 2025. The Company cautions prospective purchasers that any and all scientific or technical information with respect to the Company's CAP Project (as defined below) included in, or incorporated by reference into, the AIF is superseded by the scientific and technical disclosure set forth in the CAP Report (as defined below) which is incorporated into this prospectus by reference.

(b) The technical report entitled "NI 43-101 Technical Report on the Cap Property, BC, Canada" with an effective date of July 31, 2026, prepared for Apex by Jeremy Hanson, P.Geo. (the "CAP Report"), filed on August 6, 2026.

(c) The technical report entitled "NI 43-101 Technical Report on the Rift Project, Johnson and Pawnee Counties, Nebraska, USA" with an effective date of May 15, 2026, prepared for Apex by Robin J. Wilson, B.Sc. (Hons) Geology, MAusIMM, MAIG (the "Rift Report"), filed on June 16, 2026.

(d) The audited consolidated financial statements for the years ended July 31, 2025 and 2024, together with the notes thereto and the Auditor's report thereon, contained therein (our "Annual Financial Statements"), filed on November 27, 2025.

(e) The management's discussion and analysis for the year ended July 31, 2025, dated as at November 27, 2025 (our "Annual MD&A"), filed on November 27, 2025.

(f) The condensed interim consolidated financial statements for the three and nine month period ended April 30, 2026 and 2025 (our "Interim Financial Statements"), filed on June 26, 2026.

(g) The management's discussion and analysis for the nine months ended April 30, 2026, dated as at June 26, 2026, filed on June 26, 2026.

(h) The management information circular dated June 8, 2026 with respect to the annual general and special meeting of our Shareholders to be held on July 10, 2026, filed on June 18, 2026.

(i) The material change report dated June 15, 2026, filed on June 15, 2026, in respect of the completion of the Company's LIFE Offering (as defined below) as announced on June 2, 2026.

(j) The material change report dated May 28, 2026, filed on May 28, 2026, in respect of: (i) the launch of the LIFE Offering as announced on May 18, 2026; and (ii) the upsize of the LIFE Offering as announced on May 19, 2026.

(k) The material change report dated May 12, 2026, filed on May 12, 2026, in respect of the Company's grant of Options and RSUs to certain directors, officers and consultants of the Company under the Equity Incentive Plan (as such terms are defined below) as announced on May 7, 2026.

(l) The material change report dated March 30, 2026, filed on March 31, 2026, in respect of the appointment of Mr. Zayn Kalyan as a director of the Company as announced on March 25, 2026.

(m) The material change report dated January 30, 2026, filed on January 30, 2026, in respect of the Company's grant of RSUs to a director of the Company under the Equity Incentive Plan as announced on January 26, 2026.

(n) The material change report dated October 30, 2025, filed on October 30, 2025, in respect of: (i) the completion of the Company's non-brokered private placement of 800,000 flow-through units at a price of C$2.00 per flow-through unit for aggregate gross proceeds of C$1,600,000 as announced on October 22, 2025; (ii) the Company's grant of Options and RSUs to a consultant of the Company under the Equity Incentive Plan as announced on October 22, 2025; and (iii) the completion of the Company's non-brokered private placement of 4,000,000 units at a price of C$2.50 per unit for aggregate gross proceeds of C$10,000,000 as announced on October 30, 2025.

(o) The material change report dated October 3, 2025, filed on October 3, 2025, in respect of the Company's acquisition of certain mineral rights comprising part of the Rift Project (as defined below) as announced on October 1, 2025.

(p) The material change report dated September 10, 2025, filed on September 10, 2025, in respect of: (i) the Company's acquisition of rights to explore and options to purchase a 2,407-acre midwestern U.S.-based property package of certain mineral rights comprising part of the Rift Project as announced on September 3, 2025; and (ii) the Company's grant of Options and RSUs to certain directors, officers and consultants of the Company under the Equity Incentive Plan as announced on September 8, 2025.

(q) The material change report dated September 10, 2025, filed on September 10, 2025, in respect of the Company's grant of Options to certain directors, officers and consultants of the Company under the Equity Incentive Plan as announced on March 14, 2025.

Any statement contained in this Prospectus Supplement, in the Shelf Prospectus or in any document incorporated or deemed to be incorporated by reference herein and therein will be deemed to be modified or superseded for purposes of this Prospectus Supplement and the Shelf Prospectus to the extent that a statement contained in this Prospectus Supplement and the Shelf Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this Prospectus Supplement and the Shelf Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus Supplement or the Shelf Prospectus.

Any document of the type required by National Instrument 44-101 - Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, annual financial statements (in each case, including exhibits containing updated earnings coverage information) and the report of independent registered public accounting firm thereon, management's discussion and analysis and information circulars of the Company filed by the Company  with securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and prior to the completion or withdrawal of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement and the Shelf Prospectus. In addition, all documents filed on Form 6-K, Form 20-F or Form 40-F by the Company with the SEC on or after the date of this Prospectus Supplement shall be deemed to be incorporated by reference into the registration statement on Form F-10 of which this Prospectus Supplement forms a part, if and to the extent, in the case of any Report on Form 6-K, expressly provided in such document. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein.

Upon the filing of a new annual information form and new annual consolidated financial statements by the Company with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the period that this Prospectus Supplement is effective, the previous annual information form, the previous annual consolidated financial statements and all interim consolidated financial statements and in each case the accompanying management's discussion and analysis of financial condition and results of operations, and material change reports, filed prior to the commencement of the financial year of the Company in which the new annual information form is filed shall be deemed to no longer be incorporated into this Prospectus Supplement and the Shelf Prospectus for purposes of future offers and sales of ADSs under this Prospectus Supplement. Upon interim consolidated financial statements and the accompanying management's discussion and analysis of financial condition and results of operations being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus Supplement is effective, all interim consolidated financial statements and the accompanying management's discussion and analysis of financial condition and results of operations filed prior to such new interim consolidated financial statements and management's discussion and analysis of financial condition and results of operations shall be deemed to no longer be incorporated into this Prospectus Supplement and the Shelf Prospectus for purposes of future offers and sales of ADSs under this Prospectus Supplement. In addition, upon a new management information circular for an annual meeting of shareholders being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus Supplement is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus Supplement and the Shelf Prospectus for purposes of future offers and sales of ADSs under this Prospectus Supplement.

References to our website in any documents that are incorporated by reference into this Prospectus Supplement and the Shelf Prospectus do not incorporate by reference the information on such website into this Prospectus Supplement and the Shelf Prospectus, and we disclaim any such incorporation by reference.

Any "template version" of "marketing materials"  (as those terms are defined in National Instrument 41-101 - General Prospectus Requirements) pertaining to a distribution of ADSs filed after the date of this Prospectus and before termination of the distribution of ADSs offered pursuant to this Prospectus Supplement will be deemed to be incorporated by reference into this Prospectus Supplement for the purposes of the distribution of the Common Shares represented by the ADSs to which this Prospectus Supplement pertains.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents referred to in the Shelf Prospectus or in this Prospectus Supplement have been or will (through post-effective amendment or incorporation by reference) be filed with the SEC as part of the Registration Statement on Form F-10 (File No. 333-298319) and deemed part of the Registration Statement of which this Prospectus Supplement and the Shelf Prospectus form a part: (a) the documents referred to under the heading "Documents Incorporated by Reference" in this Prospectus Supplement and in the Shelf Prospectus; (b) the consent of auditors; (c) the consents of technical experts and (d) the Underwriting Agreement;

AVAILABLE INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act") and applicable Canadian requirements and, in accordance therewith, files reports and other information with the SEC and with securities regulatory authorities in Canada. Under the MJDS adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company's officers, directors and principal shareholders are exempt, as of the date hereof, from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Reports and other information filed by the Company with, or furnished to, the SEC may be obtained on EDGAR at the SEC's website: www.sec.gov.

The Company has filed with the SEC a registration statement on Form F-10 under the U.S. Securities Act with respect to the Common Shares represented by the ADSs. This Prospectus Supplement and the Shelf Prospectus, including the documents incorporated by reference herein and therein, which form a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. For further information with respect to the Company, the Common Shares and the ADSs, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this Prospectus Supplement and the Shelf Prospectus, including the documents incorporated by reference herein and therein, as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement can be found on EDGAR at the SEC's website: www.sec.gov.

FINANCIAL INFORMATION AND CURRENCY

The financial statements of the Company incorporated by reference into this Prospectus Supplement and the accompanying Shelf Prospectus are reported in Canadian dollars. The Company's audited consolidated financial statements for the years ended July 31, 2025 and 2024, as incorporated by reference into this Prospectus Supplement and the accompanying Shelf Prospectus, have been prepared in accordance with IFRS.

The following table sets forth (i) the rate of exchange for the United States dollar, expressed in Canadian dollars, in effect at the end of the periods indicated; (ii) the average exchange rates for the United States dollar during such periods, expressed in Canadian dollars; and (iii) the high and low exchange rates for the United States dollar, expressed in Canadian dollars, during such periods, each based on the daily rate of exchange as reported by the Bank of Canada for conversion of United States dollars into Canadian dollars:

	Nine months ended April 30, 2026	Fiscal Year Ended July 31
		2025	2024
Rate at end of period	C$1.3624	C$1.3844	C$1.3809
Average rate during period	C$1.3820	C$1.3952	C$1.3593
Highest rate during period	C$1.4120	C$1.4603	C$1.3875
Lowest rate during period	C$1.3515	C$1.3460	C$1.3205

On October 22, 2026, the daily exchange rate for the Canadian dollar in terms of the United States dollar, as quoted by the Bank of Canada, was US$1.00 = C$1.4021

THE OFFERING

Securities Offered	400,000 ADSs representing 2,400,000 Common Shares.

ADSs	Each ADS represents 6 of our Common Shares. The ADSs may be evidenced by American Depositary Receipts. The Depositary will be the holder of the Common Shares underlying the ADSs through its Custodian and you will have the rights of an ADS holder as provided in the Deposit Agreement among us, the Depositary and owners and beneficial owners of ADSs from time to time. See "Description of the Securities Distributed".

Common Shares outstanding immediately prior to the Offering	97,256,887

Common Shares outstanding immediately after the Offering	99,656,887 Common Shares or 100,016,887 Common Shares if the Underwriter exercises the Over-Allotment Option (with respect to the ADSs) in full.

Over-Allotment Option	We have granted the Underwriter the "Over-Allotment Option exercisable in whole or in part at any time for a period of 45 days from and after the closing of the Offering, to purchase up to 60,000 additional ADSs (representing 15% of the total number of the ADSs offered hereunder) at the Offering Price, less Underwriter's discounts payable by us, solely to cover over-allotments, if any, and commissions.

Use of Proceeds	We anticipate that the proceeds of the Offering will be used for working capital and general corporate purposes, including advancing the drill program at the Rift Project. See "Use of Proceeds".

Depositary	The Bank of New York Mellon

Risk Factors	See "Risk Factors" in this Prospectus Supplement, the Prospectus and the risk factors discussed or referred to in the documents incorporated by reference herein or therein, for a discussion of factors that should be read and considered before investing in our securities.

Lock-Up	We and each of our officers, and directors, and 5% or greater shareholders have agreed, subject to certain exceptions, not to offer, issue, sell, contract to sell, encumber for the sale of or otherwise dispose of any of the ADSs or common shares or other securities convertible into or exercisable or exchangeable for the ADSs or common shares for 90 days after this offering is completed without the prior written consent of the Underwriter.

Listing Symbol	The Common Shares are listed and traded on the CSE under the symbol "APXC", on the OTCQX under the trading symbol "APXCF", on the EAP under the trading symbol "MLAPX", and on the FSE under the symbol "KL9".

The ADSs will be listed for trading on the Nasdaq under the symbol “APXC”. The ADSs will not be listed on the CSE.

APEX CRITICAL METALS CORP.

General

Apex is a Canadian exploration company specializing in the acquisition and development of properties prospective for carbonatites and alkaline rocks with potential to host economic concentrations of rare earth elements ("REEs"), niobium, gold and copper mineralization. None of the Company's mineral properties are at commercial development or production stage. The Company is committed to building a robust portfolio of high quality projects.

The Company's flagship asset is the Rift Project, which is the subject of the Rift Report, and hosts extensive rare earth rights surrounding one of North America's most advanced niobium deposits.

The Company's other material mineral property, which is the subject of the CAP Report, is a prospective REE property comprising approximately 2,824.3 hectares and located approximately 80 kilometres northeast of the community of Prince George (the "CAP Project").

Further information regarding the business of the Company or its operations and its mineral properties (the "Projects") can be found in the AIF, the Rift Report (with respect to the Rift Project), the CAP Report (with respect to the CAP Project), and the other documents incorporated by reference into this prospectus. See "Documents Incorporated by Reference".

For additional information with respect to the Company's business, operations and financial condition, refer to our AIF, Annual Financial Statements, and Annual MD&A available on SEDAR+ at www.sedarplus.ca.

RISK FACTORS

An investment in any securities of the Company is speculative and involves a high degree of risk due to the nature of Apex's business and the present stage of development of its mineral properties. The following risk factors, as well as risks not currently known to the Company, could materially adversely affect the Company's future business, financial condition, results of operations and prospects and could cause them to differ materially from the forward-looking statements relating to the Company. Before deciding to invest in any securities, investors should consider carefully the risk factors set out below, those contained in the section entitled "Cautionary Note Regarding Forward-Looking Statements" above, those contained in the documents incorporated by reference in this Prospectus Supplement and those described in the Shelf Prospectus, including those described in the Company's historical consolidated financial statements, the related notes thereto and the Company's AIF.

The following risk factors, as well as risks listed in the documents incorporated herein by reference and risks not currently known to the Company or that the Company currently deems to be immaterial, could materially adversely affect the Company's future business, financial condition, results of operations earnings and prospects and could cause them to differ materially from the forward-looking statements relating to the Company. While the significant risk factors which the Company believes it faces are discussed below, they do not comprise a definitive list of all risk factors related to the Company's business and operations.

Sales of a substantial number of our Common Shares, or the perception that such sales may occur, may adversely impact the price of our Common Shares

Sales of a substantial number of our Common Shares, including Common Shares represented by the ADSs sold in this offering, in the public markets could depress the market price of our Common Shares and the ADSs and impair our ability to raise capital through the sale of additional equity securities. Substantially all of our outstanding Common Shares may be sold in the public market. If substantial additional Common Shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our Common Shares and the ADSs could decline. Sales of a substantial number of Common Shares in the public market could occur at any time. In addition, the issuance of our Common Shares in the Offering could result in resales of our Common Shares by our current shareholders who may be concerned about the potential ownership dilution of their holdings. In turn, these sales could have the effect of depressing the market price for our Common Shares and the ADSs. We cannot predict the effect that future sales of our Common Shares would have on the market price of our Common Shares and the ADSs.

Our constating documents permit the issuance of an unlimited number of Common Shares, and the purchaser of the Common Shares will have no pre-emptive rights in connection with such further issuance. Our directors have discretion to determine the price and the terms of further issuances. We cannot predict the size of future sales and issuances of securities or the effect, if any, that such future sales and issuances of securities will have on the market price of our Common Shares. The issuance of additional securities and the exercise of common share purchase warrants, stock options and other convertible securities will result in dilution of the equity interests of any persons who are or may become holders of Common Shares. Sales or issuances of a substantial number of securities, or the perception that such sales could occur, may adversely affect prevailing market prices of our Common Shares.

The Company will have broad discretion over the use of proceeds from the Offering

The Company currently intends to allocate the net proceeds received from the Offering as described under the heading "Use of Proceeds" however management of the Company will have broad discretion in the application of the net proceeds from the Offering pursuant to this Prospectus Supplement and the Shelf Prospectus, as well as the timing of their expenditures. Given the broad discretion given to the Company's management in the actual application of the net proceeds received from the Offering, the Company may elect to allocate proceeds differently from that described under the heading "Use of Proceeds" if the Company believes it would be in its best interests to do so, which may be in ways that an investor may not consider desirable. The failure by the Company's management to apply any funds received effectively could have a material adverse effect on its business and results of operations. The results and the effectiveness of the application of the net proceeds are uncertain. If the net proceeds received from the Offering are not applied effectively, the Company's business, financial condition and results of operations may suffer, which could adversely affect the price of the Common Shares and the ADSs on the open market.

Holders of the ADSs may be subject to limitations on transfer of their ADSs

ADSs will be transferable on the books of the Depositary. However, the Depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the Depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the Depositary are closed, or at any time if we or the Depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the Deposit Agreement, or for any other reason.

Holders of the ADSs may not receive distributions on our Common Shares or any value for them if it is illegal or impractical to make them available to such holders.

The Depositary will agree to pay holders of ADSs the cash dividends or other distributions it or the Custodian receives on Common Shares or other deposited securities after deducting its fees and expenses and any taxes or other governmental charges. Holders of ADSs will receive these distributions in proportion to the number of our Common Shares that such ADSs represent. However, the Depositary will not be responsible for making such payments or distributions if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the U.S. Securities Act, but that are not properly registered or distributed pursuant to an applicable exemption from registration. The Depositary will not be responsible for making a distribution available to any holders of ADSs if any government approval or registration required for such distribution is not obtained. We will have no obligation to take any other action to permit distributions on our Common Shares to holders of ADSs. This means that holders of ADSs may not receive the distributions we make on our Common Shares if it is illegal or impractical to make them available to such holders. These restrictions may materially reduce the value of the ADSs.

Investors may not be able to obtain enforcement of civil liabilities against the Company.

The Company is incorporated under the Business Corporations Act (British Columbia) ("BCBCA") and is governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein. While two of the Company's directors are residents of the United States, the majority of its directors and officers reside outside the United States, including in Canada. In addition, a portion of the assets of the Company and such directors and officers are located outside the United States. As a result, it may be difficult or impossible for investors to effect service of process within the United States upon the Company or its directors and officers who are not U.S. residents, or to enforce judgments obtained in U.S. courts against them under U.S. federal or state securities laws. There is uncertainty as to whether a judgment of a U.S. court based solely upon the civil liability provisions of U.S. federal or state securities laws would be enforceable in Canada or other foreign jurisdictions. Similarly, there is doubt as to whether an original action could be brought successfully in Canada or other jurisdictions to enforce liabilities based solely on U.S. federal or state securities laws. Moreover, if a judgment is obtained in a Canadian court against one or more of the Company's directors or officers for violations of Canadian securities laws or otherwise, enforcement of such judgment may be difficult in jurisdictions outside Canada. Foreign courts may refuse to recognize or enforce such judgments for a variety of reasons, including conflicts with local laws or public policy, or lack of jurisdiction. Even if a foreign court agrees to hear a claim, it may apply local law rather than Canadian or U.S. law, and proving the content of foreign law in such proceedings can be a complex, time-consuming, and costly process. Procedural matters in such cases will also be governed by the laws of the foreign jurisdiction. Accordingly, investors may have limited recourse against the Company or its directors and officers in the event of a claim under U.S. or Canadian securities laws, which could adversely affect their ability to recover damages.

Reliance on Key Employees

The Company's ability to execute its business strategy depends on the continued service of its executive officers, technical personnel, and other key employees. The loss of any of these individuals could adversely affect the Company's operations and development efforts. The Company may also face challenges in attracting and retaining qualified personnel in a competitive labor market.

Fluctuating Mineral Prices

The mining industry is heavily dependent upon the market price of the applicable metals or minerals being mined or explored for. There is no assurance that, even if commercial quantities of mineral resources are discovered, a profitable market will exist for their sale. There can be no assurance that mineral prices will be such that any of the Company's mineral properties can be mined at a profit. The prices of base, precious, and rare earth metals have experienced volatile and significant price movements over short periods of time, particularly in recent years, and are affected by numerous factors beyond the Company's control. Factors beyond the control of the Company may also affect the marketability of minerals or concentrates produced, including quality issues, impurities, deleterious elements, government regulations, royalties, allowable production and regulations regarding the importing and exporting of minerals, the effect of certain of which cannot be accurately predicted.

The price of metals or minerals will have a direct impact on the Company's financial performance and the commercial viability of the Company's mineral assets. Demand and industrial consumption of metals or minerals may be negatively impacted by the volatility of the global economy, economic slowdowns, inflation, supply chain disruptions, economic conditions in the main consuming countries, changes in technology affecting demand for these metals, international economic and political trends, fluctuations in the U.S. dollar and other currencies and changes in interest rates.

Estimates of Mineral Deposits

No assurance can be given that any identified mineralization will be developed into a coherent mineral resource, or that such resource will even qualify as a commercially viable mineral reserve that can be legally and economically exploited. Estimates regarding mineral resources can also be affected by many factors such as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grades and tonnages of any mineral reserve ultimately mined may differ from that indicated by drilling results and other exploration and development work. There can be no assurance that test work and results conducted and recovered in small-scale laboratory tests will be duplicated in large-scale tests under on-site conditions. Material changes in mineralized tonnages, grades, dilution and stripping ratios or recovery rates may affect the economic viability of mineral projects. The existence of mineralization or mineral resources should not be interpreted as assurances of the future delineation of mineral reserves or the profitability of any future operations.

Substantial Capital Expenditures Required

The exploration, development and mining of our mining properties is capital intensive. Substantial expenditures are required to establish mineral reserves and mineral resources through drilling, to develop metallurgical processes to extract metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Actual capital costs may differ significantly from those the Company has anticipated and there are no assurances that any future development activities will result in profitable mining operations. The capital costs required to take our projects into future commercial production may be significantly higher than anticipated. Decisions about the development of our projects will ultimately be based upon feasibility studies. Capital costs and other estimates contained in studies or estimates prepared by or for the Company may differ significantly from those anticipated by the Company's current studies and estimates, and there can be no assurance that the Company's actual capital costs will not be higher than currently anticipated. As a result of higher capital costs, production and economic returns may differ significantly from those the Company has anticipated.

Although substantial benefits may be derived from the discovery of a major mineral deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis, or at all. The discovery of a mineral deposit is dependent upon a number of factors. The commercial viability of a mineral deposit, if and when discovered, is also dependent upon a number of factors, some of which relate to particular attributes of the deposit, such as size, grade and proximity to infrastructure, and some of which are more general factors such as metal prices and government regulations, including environmental protection. Most of these factors are beyond the Company's control. In addition, because of these risks, there is no certainty that the expenditures to be made by the Company on the proposed exploration of the Rift Project or any of the Company's mineral projects as described herein will result in the discovery of a commercially viable mineral reserve.

Management Experience and Dependence on Key Personnel and Employees

The Company's success is currently largely dependent on the performance of the Company's directors and officers. The Company's management team has experience in the resource exploration business. The experience of these individuals is a factor which will contribute to the Company's continued success and growth. The Company relies on the Company's board of directors (the "Board"), as well as independent consultants, for certain aspects of the Company's business. The amount of time and expertise expended on the Company's affairs by each of the Company's management team and the Company's directors will vary according to the Company's needs. Investors who are not prepared to rely on the Company's management team and Board should not invest in the Company's securities.

Environmental Risks and Other Regulatory Requirements

The Company's current and future operations, including its exploration and development activities and potential future commencement of production, require permits from various federal and local governmental authorities, and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Certain permits require periodic renewal or review of the conditions. The Company cannot predict whether it will be able to obtain or renew such permits or whether material changes in the permit conditions will be imposed. The inability to obtain or renew permits, or the imposition of additional conditions, could have a material adverse effect on the Company's ability to continue its operations and to develop or operate the Company's other mineral properties.

Environmental laws and regulations to which the Company is subject as it progresses from an exploration stage to an operation stage mandate additional concerns and requirements. Failure to comply with applicable environmental laws, regulations and permits can result in injunctive actions, damages and civil and criminal penalties. The laws and regulations applicable to the Company's activities may change frequently and it is not possible to predict the potential impact on the Company from any such future changes.

Environmental hazards may exist at the Company's mineral properties which are unknown to the Company at present and which have been caused by previous owners or operators. To the extent the Company is subject to environmental liabilities, the payment of any liabilities or the costs that may be incurred to remedy environmental impacts would reduce funds otherwise available for operations.

Title Matters

While the Company has reviewed title to its mineral properties and, to the best of the Company's knowledge, each of such title is in good standing, there is no guarantee that title to such mineral properties will not be challenged or impugned. The Company's mineral properties may be subject to prior unregistered agreements of transfer, and title for lands comprising such properties may be affected by undetected defects.

Industry Regulation

The principal operations of the Company are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to: extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licences, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude in Canada may adversely affect the operations or profitability of the Company. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to strictly comply with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

Government approvals and permits are currently, and may in the future be, required in connection with the Company's mineral projects. To the extent such approvals are required and not obtained, the Company may be restricted or prohibited from proceeding with planned exploration or development activities.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws, could have a material adverse impact on the Company and cause increases in capital expenditures or future production costs or reductions in levels of future production or require abandonment or delays in development.

Operating Hazards and Uninsured or Uninsurable Risks

Mineral exploration and development involve risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to hazards and risks normally incidental to exploration, development and production of minerals, any of which could result in work stoppages, delays to exploration activities on the Company's mineral properties, damage to or destruction of property, destruction of the value of the Company's mineral properties, loss of life and environmental damage. In addition, the Company may become subject to liability for cave-ins, pollution or other hazards against which the Company cannot insure or against which the Company may elect not to insure because of high premium costs or for other reasons. The nature of these risks is such that liabilities might exceed any insurance policy limits and the payment of any such liabilities would reduce or eliminate the funds available for exploration and mining activities. Payments of liabilities for which the Company does not carry insurance may have a materially adverse effect upon the Company's business, financial condition and prospects.

Risks Inherent in Legal Proceedings

In the course of its business, the Company may from time to time become involved in various regulatory investigations, claims, arbitration and other legal proceedings, with and without merit, in the ordinary course of its business. The nature and results of any such proceedings cannot be predicted with certainty. Any potential future claims, investigations and proceedings are likely to be of a material nature. In addition, such regulatory investigations, claims, arbitration and other legal proceedings can be lengthy and involve the incurrence of substantial costs and resources by the Company, and the outcome, and the Company's ability to enforce any ruling(s) obtained pursuant to such proceedings, are subject to inherent risk and uncertainty. The initiation, pursuit and/or outcome of any particular claim, investigation, arbitration or legal proceeding could have a material adverse effect on the Company's financial position and results of operations, and on the Company's business, assets and prospects. In addition, if the Company is unable to resolve any existing or future potential disputes and proceedings favorably, or obtain enforcement of any favorable ruling, if any, that may be obtained pursuant to such proceedings, it is likely to have a material adverse impact on the Company's business, financial condition and results of operations and the Company's assets and prospects as well as the Company's share price.

Climate Change Legislation

A number of governments have introduced, are moving to introduce, or modifying existing climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is evolving, and in some cases, becoming more stringent. If the current regulatory trend continues, this may result in increased operational costs as the Company adapts to the changing regulatory landscape. In addition, the physical risks of climate change may also have an adverse effect on the Company's operations. Increased drought frequency and increased length of the dry season in parts of Canada may result in restrictions in the ability to access water for use in the Company's operations while increased severity of precipitation events during the wet season may restrict the Company's ability to execute its work programs in the field for periods of time. There can be no assurance that efforts to mitigate the risks of climate change will be effective and that the physical risks of climate change will not have an adverse effect on the Company's business, financial condition, results of operations, cash flows or prospects.

Competition

The mining industry is intensely and increasingly competitive, and the Company competes for exploration and exploitation properties, personnel with the necessary technical expertise to find, develop, and operate such properties and labour to operate the properties. The Company must compete for these resources with many companies possessing greater financial resources and technical facilities than the Company does. Competition in the mining business could adversely affect the Company's ability to acquire suitable producing properties or prospects for mineral exploration in the future.

Future Acquisitions

As part of the Company's business strategy, the Company may seek to grow by acquiring companies and/or assets or establishing joint ventures that the Company believes will complement the Company's current or future business. The Company may not effectively select acquisition candidates or negotiate or finance acquisitions or integrate the acquired businesses and their personnel or acquire assets for the Company's business. The Company cannot guarantee that the Company can complete any acquisition the Company pursues on favourable terms, or that any acquisitions completed will ultimately benefit the Company's business.

Global Economy Risk

Global financial conditions continue to be characterized as volatile. In recent years, global markets have been adversely impacted by various credit crises and significant fluctuations in fuel and energy costs and metals prices, inflation rates, interest rates and significant fluctuations in commodity prices as a result of the ongoing military conflict between Ukraine and Russia, and the economic sanctions imposed on Russia in connection therewith, as well as conflicts in the Middle East. Many industries, including the mining industry, have been impacted by these market conditions. Global financial conditions remain subject to sudden and rapid destabilizations in response to international events, as government authorities may have limited resources to respond to future crises. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, supply chain disruptions, sovereign debt crises, fuel and energy costs, economic recession, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company's growth and profitability. Future crises may be precipitated by any number of causes, including natural disasters, geopolitical instability (such as the Russian invasion of Ukraine), changes to energy prices or sovereign defaults. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, it may result in a material adverse effect on commodity prices, demand for metals, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company's business and the market price of the Company's securities.

Dividend Risk

The Company has not paid dividends in the past and given the nature and stage of the Company does not anticipate paying dividends in the foreseeable future.

Speculative Nature of Investment Risk

An investment in our securities carries a high degree of risk and should be considered as a speculative investment. The Company has a limited history of earnings, limited cash reserves, a limited operating history, has not paid dividends, and is unlikely to pay dividends in the foreseeable future.

Going-Concern Risk

The Company's financial statements have been prepared on a going-concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business. The Company's future operations are dependent upon the identification and successful completion of equity or debt financing and the achievement of profitable operations at an indeterminate time in the future. There can be no assurances that the Company will be successful in completing future equity or debt financing or in achieving profitability. The Company's financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern.

Conflicts of Interest

Certain of the Company's directors and officers are, and may continue to be, involved in the mineral exploration industry through their direct and indirect participation in corporations, partnerships or joint ventures which are potential competitors of the Company. Situations may arise in connection with potential acquisitions or opportunities where the other interests of these directors and officers may conflict with the Company's interests. Directors and officers of the Company with conflicts of interest will be subject to and must follow the procedures set out in applicable corporate and securities legislation, regulations, rules and policies. Notwithstanding this, there may be corporate opportunities which the Company is not able to procure due to a conflict of interest of one or more of the Company's directors or officers.

The Company's Operations Depend on Information Technology ("IT") Systems

Information systems and other technologies, including those related to the Company's financial and operational management, and its technical and environmental data, are an integral part of the Company's business activities. These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyberattacks, as well as disruptions resulting from incidents such as cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, vandalism and theft. The Company's operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in IT system failures, delays or increase in capital expenses. The failure of IT systems or a component of IT systems could, depending on the nature of any such failure, adversely impact the Company's reputation and results of operations. Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future. The Company's risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Volatility in the Worldwide Economy

Economic uncertainty in many parts of the world has adversely affected businesses and industries in almost every sector in more significant and unpredictable ways than in more stable economic times. Prolonged depressed economic conditions and volatility in the worldwide economy may continue to adversely affect individuals and institutions investing in junior mineral exploration and development companies, which could negatively affect the Company's business and prospects.

The Company maintains cash and cash equivalents in accounts with major banks, and the Company's deposits at these institutions may, at times, exceed insured limits. Market conditions could materially and adversely impact the viability of these institutions. In the event of failure of any of the financial institutions where the Company maintains its cash and cash equivalents, there can be no assurance that the Company would be able to access uninsured funds in a timely manner or at all. Any inability to access or delay in accessing these funds could have a material adverse affect on the Company's business and financial position.

Classification as a "passive foreign investment company" or "PFIC"

The Company will be a PFIC if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of "passive" income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the "asset test"). In determining whether we are a PFIC, we are permitted to take into account the assets and income of our wholly owned subsidiaries because we own 100% of their stock. However, even if we take into account the assets and income of our subsidiaries, we may still be considered a PFIC for this year and possibly later years, depending on a number of factors, including the composition of our income and assets, how quickly we use our liquid assets (including the cash raised pursuant to this offering), the market price of our Common Shares, and fluctuations in that price.

If we are a PFIC in any taxable year, a U.S. Holder may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the Common Shares and on the receipt of distributions on the Common Shares, to the extent such gain or distribution is treated as an "excess distribution." A U.S. Holder may also be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our Common Shares, we generally will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which such U.S. Holder holds our Common Shares. Please refer to the section titled "Certain U.S. Federal Income Tax Considerations" for a more detailed discussion. U.S. Holders should consult their tax advisors regarding the potential application of the PFIC rules to their investment in the Common Shares.

Foreign Private Issuer Status

The Company is a foreign private issuer under applicable U.S. federal securities laws and, therefore, it is not required to comply with all of the periodic disclosure and current reporting requirements of the U.S. Exchange Act and related rules and regulations. In addition, the Company is eligible to utilize the MJDS adopted by the United States and Canada, which the Company elects to take advantage of in certain cases (including for purposes of this Prospectus Supplement, the Shelf Prospectus and the Registration Statement of which this Prospectus Supplement forms a part). As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although it is required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Company's officers, directors and principal shareholders are exempt from the reporting and "short swing" profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, the Company's shareholders may not know on as timely a basis when its officers, directors and principal shareholders purchase or sell securities of the Company as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the U.S. Exchange Act. Potential fluctuations in financial results make financial forecasting difficult.

USE OF PROCEEDS

The net proceeds to the Company from the Offering will be approximately US$1,729,800 after deducting the underwriting discount or commission of US$130,200, but before deducting the expenses of the Offering (estimated to be approximately US$250,000). See “Underwriting”.

Principal Purposes

The Company intends to use the net proceeds from the Offering, after deducting the underwriting discount or commission and expenses of the Offering, for expenditures related to working capital and general corporate purposes, including advancing the drill program at the Rift Project, as more particularly described below.

Use of Proceeds	Amount (US$)
Drill Program at RIFT Project	US$1,300,000
General and Administrative & Working Capital	US$179,800
Total:	US$1,479,800

While the Company intends to spend the net proceeds of the Offering as stated above, there may be circumstances where, for sound business reasons, a re-allocation of funds may be necessary or advisable. The actual amount that the Company spends in connection with each of the intended uses of proceeds may vary significantly from the amounts specified above, and will depend on a number of factors, including those listed under the heading "Risk Factors" in this Prospectus Supplement and in the Shelf Prospectus and the documents incorporated by reference herein and therein.

Until applied, some or all of the net proceeds of the Offering, if any, may be held as cash balances in the Company's bank account or invested at the discretion of the Company, including in certificates of deposit and other instruments issued by banks or guaranteed by the Government of Canada or any province thereof or the Government of the United States or any state thereof.

Business Objectives and Milestones

The Company's business objectives over the next 12 months are focused on advancing the drill program at the Rift Project. These objectives are structured around key technical and operational milestones that support the Company's business strategy. The following sets out key milestones, estimated timing and cost for the Company's business during the next 12 months from the date of the Prospectus Supplement, which are based on the Company's reasonable expectations and intended courses of action and current assumptions and judgement.

Key Milestone	Stage	Anticipated Timing	Expected Expenditures (US$)
Advance the Rift Project toward an inaugural Mineral Resource Estimate through the completion and analysis of drilling and assay results	Ongoing	H1 2027	US$1,300,000
General, Administrative, and Working Capital	Ongoing	Throughout 2026-2027	US$179,800
Total			US$1,479,800

Prospective investors are cautioned that the above represents the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those described above. See "Cautionary Note Regarding Forward-Looking Statements".

UNDERWRITING

The ADSs will be offered in the United States pursuant to the MJDS. Under the terms and subject to the conditions in the Underwriting Agreement, the Company agreed to sell to each underwriter, and each underwriter named below has severally agreed to purchase, at the public offering price less the underwriting discounts set forth on the cover page of this Prospectus Supplement, the number of ADSs listed next to its name in the following table:

Underwriter	Number of ADSs
Maxim Group LLC	400,000

The Underwriting Agreement provides that the underwriters must buy all of the ADSs being sold in this offering if it buys any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters' option to purchase additional ADSs as described below.

The Underwriter is not registered as a dealer in any jurisdiction of Canada. The Underwriter will not, directly or indirectly, solicit offers to purchase, sell or distribute the ADSs, or the Common Shares represented thereby, in Canada, and will act as an underwriter for the Company only in respect of the offer, sale and distribution of the ADSs outside of Canada.

The closing of the Offering is expected to occur, on or about, October 23, 2026.

Over-Allotment Option

We have granted the Underwriter the Over-Allotment Option, exercisable in whole or in part at any time for a period of 45 days from and after the closing of the Offering, to purchase up to 60,000 additional ADSs (representing 15% of the total number of the ADSs offered hereunder) at the offering price set forth on the cover page of this Prospectus Supplement, less the underwriting discounts and commissions to cover over-allotments, if any.

Underwriting Discounts and Commissions

ADSs sold by the Underwriter to the public will initially be offered at the offering price set forth on the cover of this Prospectus Supplement. Any ADSs sold by the Underwriter to securities dealers may be sold with a concession of US$0.3255 per ADS, from the public offering price. If all of the ADSs are not sold at the public offering price, the Underwriter may change the offering price and the other selling terms. Upon execution of the Underwriting Agreement, the Underwriter will be obligated to purchase the ADSs at the prices and upon the terms stated therein and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

The following table shows the per ADS and total underwriting discount we will pay to the underwriters assuming both no exercise and full exercise of the underwriter’s option to purchase from us up to 60,000 additional ADSs, less the underwriting discounts and commissions to cover over-allotments, if any.

	Per ADS	Without Over- Allotment Option	With Over Allotment Option
Price to the Public	US$4.65	US$1,860,000	US$2,139,000
Underwriting discounts and commissions(1)	US$0.3255	US$130,200	US$149,730
Proceeds, before expenses, to us:	US$4.3245	US$1,729,800	US$1,989,270

(1) The underwriting discount and commissions shall equal up to 7.0% of the gross proceeds of the ADSs sold by us in this offering.

We estimate that the total expenses of the Offering payable by us, including the underwriting discount, will be approximately US$380,200. We have agreed to pay for all expenses related to the Offering including all filing fees, legal fees and communication expenses relating to the registration of the securities to be sold in the Offering (including the over-allotment securities).

Indemnification

We have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the U.S. Securities Act, and liabilities arising from breaches of representations and warranties contained in the Underwriting Agreement. Where indemnification is unavailable, we have agreed to contribute to payments that the Underwriter may be required to make in respect of such liabilities.

Underwriter's Warrants

We have also agreed to issue to the Underwriter's Warrants to purchase up to a number of ADSs equal to 5% of the total number of ADSs sold in the Offering (including any ADSs issued as a result of exercise by the Underwriter the Over-Allotment Option). The registration statement of which this Prospectus Supplement is a part also registers the Underwriter's Warrants and the Common Shares represented by the ADSs issuable upon the exercise the Underwriter's Warrants.

The Underwriter's Warrants will have an exercise price per ADS equal to 125% of the Offering Price per ADS in this Offering. The Underwriter's Warrants may be exercised immediately upon issuance, and will be exercisable during the four year period from the commencement of sales in the Offering. The Underwriter's Warrants will provide for adjustment in the number and price of such warrants and the ADSs underlying such warrants in the event of recapitalization, merger, or other structural transaction to prevent mechanical dilution.

Right of First Refusal

Upon the closing of the Offering or an Alternative Transaction (as defined in the engagement agreement between the Company and the Underwriter), for a period of twelve (12) months from such closing the Company has granted the Underwriter the right of first refusal to act as sole managing underwriter and sole book runner, sole placement agent, or sole sales agent, for any and all future public or private equity, equity-linked or debt (excluding commercial bank debt) offerings for which the Company retains the service of an underwriter, agent, advisor, finder or other person or entity in connection with such offering during such twelve (12) month period of the Company, or any successor to or any subsidiary of the Company. The Company shall not offer to retain any entity or person in connection with any such offering on terms more favorable than terms on which it offers to retain the Underwriter. Such offer shall be made in writing in order to be effective. The Underwriter shall notify the Company within ten (10) business days of its receipt of the written offer contemplated above as to whether or not it agrees to accept such retention. If the Underwriter should decline such retention, the Company shall have no further obligations to the Underwriter with respect to the offering for which it has offered to retain the Underwriter, except as otherwise provided for in the Underwriting Agreement.

Tail Financing Payments

Upon the closing of the Offering , for a period of twelve (12) months after the Closing Date, or if the Engagement Period (as defined in the engagement agreement between the Company and the Underwriter) ends prior to closing of this Offering, until twelve (12) months following such date, if the Company completes any financing of equity, equity-linked, convertible or debt or other capital raising activity with, or receives any proceeds from, any of the investors contacted or introduced to the Company by the Underwriter, then the Company will pay to the Underwriter upon the closing of such financing, cash compensation equal to seven percent (7.0%) of the gross proceeds of such financing and the Company shall grant to the Underwriter (or other designee of the Underwriter) share purchase warrants covering a number of Common Shares or ADSs, as applicable, equal to five percent (5.0%) of the total number of securities being sold in such offering. The warrants will include further rights and provisions as provided in the engagement agreement.

Lock-Up Agreements

We and each of our officers, and directors, and 5% or greater shareholders have agreed, subject to certain exceptions, not to offer, issue, sell, contract to sell, encumber for the sale of or otherwise dispose of any of the ADSs or common shares or other securities convertible into or exercisable or exchangeable for the ADSs or common shares for 90 days after this offering is completed without the prior written consent of the Underwriter.

The Underwriter may in its sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the lock-up period. When determining whether or not to release shares from the lock-up agreements, the Underwriter will consider, among other factors, the security holder's reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

Listing

The Common Shares are listed and traded on the CSE under the symbol "APXC", on the OTCQX under the trading symbol "APXCF", on the EAP under the trading symbol "MLAPX", and on the FSE under the symbol "KL9".

The ADSs will be listed for trading on the Nasdaq under the symbol “APXC”. The ADSs will not be listed on the CSE.

Depositary

The depositary for the ADS program is The Bank of New York Mellon.

Determination of Offering Price

The actual public offering price of the ADSs we are offering was negotiated between us and the Underwriter based on the trading of our Common Shares and ADSs prior to the offering, among other things. Other factors considered in determining the public offering price of the securities we are offering include our history and prospects, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, the general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

Electronic Distribution

This Prospectus Supplement in electronic format may be made available on a website maintained by the Underwriter. In connection with the Offering, the Underwriter or selected dealers may distribute prospectus supplements electronically. No forms of electronic prospectus supplement other than prospectus supplements that are printable as Adobe® PDF will be used in connection with this Offering.

Other than this Prospectus Supplement in electronic format, the information on the Underwriter's website and any information contained in any other website maintained by the Underwriter is not part of this Prospectus Supplement or the registration statement of which this Prospectus Supplement forms a part, has not been approved and/or endorsed by us or the Underwriter in its capacity as an underwriter and should not be relied upon by investors.

Price Stabilization, Short Positions

In connection with this Offering, the Underwriter may engage in activities that stabilize, maintain or otherwise affect the price of the ADSs during and after this offering, including:

• stabilizing transactions;

• short sales;

• purchases to cover positions created by short sales;

• imposition of penalty bids; and

• syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our securities while this Offering is in progress. Stabilization transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. These transactions may also include making short sales of the ADSs, which involve the sale by the Underwriter of a greater number of ADSs than they are required to purchase in this Offering and purchasing ADSs on the open market to cover short positions created by short sales. Short sales may be "covered short sales," which are short positions in an amount not greater than the underwriters' option to purchase additional shares referred to above, or may be "naked short sales," which are short positions in excess of that amount.

The Underwriter may close out any covered short position by either exercising its option, in whole or in part, or by purchasing shares in the open market. In making this determination, the Underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are short sales made in excess of the over-allotment option. The Underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the Underwriter is concerned that there may be downward pressure on the price of the ADSs in the open market that could adversely affect investors who purchased in this Offering.

The Underwriter also may impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriter a portion of the underwriting discount received by it because the Underwriter has repurchased shares sold by or for the account of that Underwriter in stabilizing or short covering transactions.

These stabilizing transactions, short sales, purchases to cover positions created by short sales, the imposition of penalty bids and syndicate covering transactions may have the effect of raising or maintaining the market price of the ADSs or preventing or retarding a decline in the market price of the ADSs. As a result of these activities, the price of the ADSs may be higher than the price that otherwise might exist in the open market. The Underwriter may carry out these transactions on the Nasdaq Capital Market, in the over-the-counter market or otherwise. Neither we nor the Underwriter make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. Neither we, nor the Underwriter make any representation that the Underwriter will engage in these stabilization transactions or that any transaction, once commenced, will not be discontinued without notice.

Other Relationships and Affiliations

Certain of the Underwriters and their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The Underwriters and their affiliates may from time to time in the future engage with us and perform services for us or in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the Underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The Underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that it acquires, long and/or short positions in these securities and instruments.

DESCRIPTION OF THE SECURITIES DISTRIBUTED

American Depositary Shares (ADSs)

The Bank of New York Mellon, as depositary, will register and deliver ADSs. Each ADS will represent 6 Common Shares (or a right to receive 6 Common Shares) deposited with CIBC Mellon Trust Company, as custodian for the depositary in Canada. Each ADS will also represent any other securities, cash or other property that may be held by the Depositary. The deposited shares together with any other securities, cash or other property held by the Depositary are referred to as the deposited securities. The Depositary's office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder.  If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section.  You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. The Depositary will be the holder of the Common Shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. The Deposit Agreement among us, the Depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the Depositary. New York law governs the Deposit Agreement and the ADSs.

The following is a summary of the material provisions of the Deposit Agreement. For more complete information, you should read the entire Deposit Agreement and the form of ADR. Copies of the Deposit Agreement can be obtained from Suite 400 - 570 Granville Street, Vancouver, British Columbia, V6C 3P1, and are also available electronically on the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The Depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on Common Shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of Common Shares your ADSs represent.

Cash.  The Depositary will convert any cash dividend or other cash distribution we pay on the Common Shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the Deposit Agreement allows the Depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so.  It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted.  See "Certain U.S. Federal Income Tax Considerations". The Depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the Depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

Common Shares. The Depositary may distribute additional ADSs representing any Common Shares we distribute as a dividend or free distribution. The Depositary will only distribute whole ADSs. It will sell Common Shares which would require it to deliver a fraction of an ADS (or ADSs representing those Common Shares) and distribute the net proceeds in the same way as it does with cash. If the Depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new Common Shares.

Rights to purchase additional Common shares. If we offer holders of our securities any rights to subscribe for additional Common Shares or any other rights, we so request in writing and we and the Depositary agree in writing on conditions and procedures applicable to the particular offering, the Depositary will (i) exercise those rights on behalf of subscribing ADS holders or (ii) distribute those rights to ADS holders. If the Depositary does not act under (i) or (ii), the Depositary will use reasonable efforts to sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the Depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The Depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the Depositary that it is legal to do so. If the Depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of Common Shares, new ADSs representing the new Common Shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the Depositary. U.S. securities laws may restrict the ability of the Depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other Distributions. The Depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the Depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the Depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution.  U.S. securities laws may restrict the ability of the Depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The Depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders.  We have no obligation to register ADSs, Common Shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, Common Shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our Common Shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The Depositary will deliver ADSs if you or your broker deposits Common Shares or evidence of rights to receive Common Shares with the Custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

THE ADSs HAVE BEEN REGISTERED FOR PRIMARY PUBLIC OFFERING AND SALE ONLY IN THE UNITED STATES OF AMERICA AND NOT IN CANADA OR ANY OTHER JURISDICTION. ACCORDINGLY, COMMON SHARES MAY NOT BE DEPOSITED FOR THE PURPOSE OF DELIVERY OF ADSs, DIRECTLY OR INDIRECTLY, TO OR FOR THE ACCOUNT OR BENEFIT OF ANY PERSON LOCATED IN CANADA OR ANY JURISDICTION OUTSIDE THE UNITED STATES WHERE PRIMARY PUBLIC OFFERING, SALE OR DISTRIBUTION OF THE ADSs OR DISTRIBUTION OF THE FORM OF ADR EXHIBITED TO THE DEPOSIT AGREEMENT AS A PROSPECTUS FOR ADSs IS PROHIBITED BY LAW OR ANY REGISTRATION, QUALIFICATION, FILING OR APPROVAL WITH OR BY ANY SECURITIES REGULATORY AUTHORITY WOULD BE REQUIRED FOR THAT OFFERING, SALE OR DISTRIBUTION.  Prospective depositors of Common Shares and any person acting for them are responsible for compliance with the foregoing offering restriction and, by delivering Common Shares for deposit, shall be deemed to represent and warrant that each distribution of  the form of ADR exhibited to the Deposit Agreement as a prospectus and each requested delivery of ADSs in respect of that deposit will comply with applicable laws and regulations in each jurisdiction in which a person that will acquire a beneficial interest in those ADSs is located.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs to the Depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will deliver the Common Shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian.  Or, at your request, risk and expense, the Depositary will deliver the deposited securities at its office, if feasible.  However, the Depositary is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited Common Share or other security. The Depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

When can ADSs be cancelled by the Depositary?

The Depositary may cancel ADSs if there are no underlying deposited securities, or those deposited securities have become apparently worthless or to the extent there are insufficient underlying deposited securities because of an increase in the number of Common Shares represented by one ADS.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the Depositary for the purpose of exchanging your ADR for uncertificated ADSs. The Depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the Depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the Depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the Depositary how to vote the number of deposited Common Shares their ADSs represent. If we request the Depositary to solicit your voting instructions (and we are not required to do so), the Depositary will notify you of a shareholders' meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the Depositary how to vote. For instructions to be valid, they must reach the Depositary by a date set by the Depositary. The Depositary will try, as far as practical, subject to the applicable provisions of federal or provincial law and the provisions of our articles of association or similar documents, to vote or to have its agents vote the Common Shares or other deposited securities as instructed by ADS holders. If we do not request the Depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the Depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the Depositary as described above, you will not be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the Common Shares. In any event, the Depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the Depositary to vote the Common Shares represented by your ADSs. In addition, the Depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if the Common Shares represented by your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the Depositary as to the exercise of voting rights relating to deposited securities, if we request the Depositary to act, we agree to give the Depositary notice of any such meeting and details concerning the matters to be voted upon at least 45 days in advance of the meeting date.

Fees and Expenses

Holders or persons depositing or withdrawing Common Shares, surrendering ADSs, or to whom or from whom ADSs are delivered or cancelled, must pay:	For:
US$10.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of Common Shares or rights or other property or in relation to a change in the number of Common Shares represented by ADSs

Surrender of ADSs for the purpose of withdrawal or cancellation of ADSs, including if the deposit agreement terminates or in relation to a change in the number of Common Shares represented by ADSs

US$.10 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been Common Shares and the Common Shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

Fees assessed from time to time, but not exceeding US$.10 per ADS during any calendar year	Depositary services

Registration or transfer fees	Transfer and registration of Common Shares on our Common Share register to or from the name of the Depositary or its agent when you deposit or withdraw Common Shares

Expenses of the Depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the Depositary or the custodian has to pay on any ADSs or Common Shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing Common Shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts to be distributed.  The Depositary collects fees for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. While aggregate fees for depositary services will not exceed US$.10 per ADS in a calendar year, an investor may be charged more than one such fee in a consecutive 12-month period. The Depositary may collect any of its fees by deduction from any cash distributions payable to Owners. To the extent there is insufficient distributable cash and the Depositary is unable to otherwise collect a fee from owners and does not waive that fee, it will use reasonable efforts to sell a portion of any securities to be distributed to owners that are obligated to pay that fee and apply the net proceeds of sale to pay that fee.  The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the Depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the Depositary or share revenue from the fees collected from ADS holders. In performing its duties under the Deposit Agreement, the Depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The Depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the Depositary. Where the Depositary converts currency itself or through any of its affiliates, the Depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the Deposit Agreement and the rate that the Depositary or its affiliate receives when buying or selling foreign currency for its own account. The Depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the Deposit Agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the Depositary's obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the Depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the Depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the Depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the Depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The Depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid and may withhold any dividends or other distributions or the proceeds thereof and apply them to that tax or other governmental charge. If a tax or governmental charge for which you are liable cannot be satisfied in a reasonable time by the means provided in the preceding sentence, the Depositary will use reasonable efforts to sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the Depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The Depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the Depositary as a holder of deposited securities, the Depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the Depositary receives new securities in exchange for or in lieu of the old deposited securities, the Depositary will hold those replacement securities as deposited securities under the Deposit Agreement. However, if the Depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the Depositary will instead use reasonable efforts to sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the Depositary will continue to hold the replacement securities, the Depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADSs in exchange for new ADSs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the Depositary may call for surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the Depositary to amend the Deposit Agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the Depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the Depositary notifies ADS holders of the amendment.  At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the Deposit Agreement as amended.

How may the deposit agreement be terminated?

The Depositary will initiate termination of the Deposit Agreement if we instruct it to do so. The Depositary may initiate termination of the Deposit Agreement if

  60 days have passed since the Depositary told us it wants to resign but a successor Depositary has not been appointed and accepted its appointment;

  we delist the ADSs from an exchange in the United States on which they were listed and do not list the ADSs on another exchange in the United States or make arrangements for trading of ADSs on the U.S. over-the-counter market;

  we delist our Common Shares from an exchange outside the United States on which they were listed and do not list the Common Shares on another exchange outside the United States;

  we announce an intention to list our Common Shares on a national securities exchange in the United States;

  the Depositary has reason to believe the ADSs have become, or will become, ineligible for registration on Form F-6 under the Securities Act of 1933;

  we appear to be insolvent or enter insolvency proceedings;

  all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

  there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

  there has been a replacement of deposited securities.

If the Deposit Agreement will terminate, the Depositary will notify ADS holders at least 90 days before the termination date. After the termination date, the Depositary will use reasonable efforts to sell the deposited securities. After that, the Depositary will hold the money it received on the sale, as well as any other cash it is holding under the Deposit Agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the Depositary will sell as soon as practicable after the termination date.

After the termination date and before the Depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the Depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind that have not settled if it would interfere with the selling process. The Depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The Depositary will continue to collect distributions on deposited securities, but, after the termination date, the Depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to ADS holders (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The Deposit Agreement expressly limits our obligations and the obligations of the Depositary. It also limits our liability and the liability of the Depositary. We and the Depositary:

  are only obligated to take the actions specifically set forth in the Deposit Agreement without negligence or bad faith, and the Depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

  are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the Deposit Agreement;

  are not liable if we or it exercises discretion permitted under the Deposit Agreement;

  are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the Deposit Agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

  have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the Deposit Agreement on your behalf or on behalf of any other person;

  may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;

  are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

  the Depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the Deposit Agreement, we and the Depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the Depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of Common Shares, the Depositary may require:

  payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any Common Shares or other deposited securities;

  satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

  compliance with regulations it may establish, from time to time, consistent with the Deposit Agreement, including presentation of transfer documents.

The Depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the Depositary or our transfer books are closed or at any time if the Depositary or we think it advisable to do so.

Your Right to Receive the Common Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying Common shares at any time except:

  when temporary delays arise because: (i) the Depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of Common Shares is blocked to permit voting at a shareholders' meeting; or (iii) we are paying a dividend on our Common Shares;

  when you owe money to pay fees, taxes and similar charges; or

  when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of Common Shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the Deposit Agreement.

Direct Registration System

In the Deposit Agreement, all parties to the Deposit Agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the Depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the Depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the Deposit Agreement understand that the Depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code).  In the Deposit Agreement, the parties agree that the Depositary's reliance on and compliance with instructions received by the Depositary through the DRS/Profile system and in accordance with the Deposit Agreement will not constitute negligence or bad faith on the part of the Depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The Depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The Depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Jury Trial Waiver

The Deposit Agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the Depositary arising out of or relating to our shares, the ADSs or the Deposit Agreement, including any claim under the U.S. federal securities laws. If we or the Depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law.

You will not, by agreeing to the terms of the Deposit Agreement, be deemed to have waived our or the Depositary's compliance with U.S. federal securities laws or the rules and regulations promulgated thereunder.

Common Shares

As of the date of this prospectus, our authorized share structure consists of a single class of shares, being an unlimited number of Common Shares without par value, of which there are 97,256,887 Common Shares issued and outstanding as fully paid and non-assessable shares of the Company.

Description of Common Shares

All of our Common Shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and entitlement to any dividends declared by the Company. The holders of our Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of Shareholders (other than meetings at which only holders of another class or series of securities are entitled to vote). Each Common Share carries the right to one vote. In the event of the liquidation, dissolution or winding-up of the Company, the holders of our Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the payment by the Company of all of its liabilities, subject to the rights of holders of other classes ranking in priority to our Common Shares with respect to such assets, if any. The holders of our Common Shares are entitled to receive any dividends declared by the Company in respect of the Common Shares, subject to the rights of holders of other classes ranking in priority to our Common Shares with respect to the payment of dividends, on a pro rata basis. The Common Shares do not carry any pre-emptive, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions. Provisions as to the creation, modification, amendment or variation of such rights or such provisions are contained in the BCBCA and the articles of the Company.

Dividend Policy

The Company has no fixed dividend policy and has not declared or paid any dividends to date on our Common Shares. Subject to the BCBCA, the actual timing, payment and amount of any dividends declared and paid by the Company will be determined by and at the sole discretion of the Board from time to time based upon, among other factors, the Company's cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and exploration and such other considerations as the Board in its discretion may consider or deem relevant.

CONSOLIDATED CAPITALIZATION

Other than as disclosed under the heading "Prior Sales" herein, there have been no material changes to the share and loan capital of the Company on a consolidated basis since the date of the condensed interim consolidated financial statements for the three and nine months ended April 30, 2026 and 2025. In addition, as a result of the Offering, the equity capitalization of the Company will increase by the amount of the net proceeds, less expenses, of the Offering and the Company's Common Shares outstanding will increase by the amount of Common Shares underlying the ADSs issued in the Offering.

The following table sets forth the Company's consolidated share capitalization as at the dates indicated, before and after giving effect to the Offering:

Type of Security	Amount Authorized	Outstanding as at April 30, 2026	Outstanding as at the date hereof	Outstanding after giving effect to the Offering(1)	Outstanding after giving effect to the Offering and full exercise of the Over-Allotment Option(1)(2)
Common Shares	Unlimited	88,510,541	97,256,887	99,656,887	100,016,887
Warrants	Unlimited	8,886,881	16,390,275	16,390,275	16,390,275
Underwriter's Warrants	N/A	Nil	Nil	20,000	23,000
Stock options	Up to 20% of Common Shares	9,161,000	10,411,000	10,411,000	10,411,000
Restricted share units	Up to 20% of Common Shares	2,485,000	2,770,000	2,770,000	2,770,000

Notes:

(1) Assumes no exercise of any outstanding warrants, stock options or restricted share units and no exercise of the Underwriter's Warrants.

(2) Assumes the exercise in full of the Over-Allotment Option for 60,000 additional ADSs representing 360,000 Common Shares.

PRIOR SALES

The following table summarizes the issuance by the Company of Common Shares and of securities that are convertible or exchangeable into Common Shares in the twelve-month period preceding the date of this Prospectus Supplement.

Security	Date of Issuance	Number of Securities	Issue Price or Exercise Price per Security (C$)	Expiry Date (if applicable)
Common Shares	October 22, 2025	800,000	2.00	N/A
Warrants	October 22, 2025	800,000	2.50	October 22, 2027
Common Shares	October 30, 2025	4,000,000	2.50	N/A
Warrants	October 30, 2025	4,000,000	3.00	October 30, 2027
Compensation Warrants	October 30, 2025	102,200	3.00	October 30, 2027
RSU	January 23, 2026	750,000	N/A	N/A
Common Shares	January 28, 2026	100,000	2.65	N/A
Stock Options	January 30, 2026	200,000	2.75	January 30, 2028
Stock Options	May 7, 2026	750,000	2.18	May 7, 2031
Stock Options	May 7, 2026	500,000	2.18	May 7, 2028
RSU	May 7, 2026	350,000	N/A	N/A
Common Shares	June 2, 2026	7,895,000	1.90	N/A
Warrants	June 2, 2026	7,895,000	2.60	June 2, 2028
Compensation Warrants	June 2, 2026	394,740	1.90	June 2, 2028

TRADING PRICE AND VOLUME

The Common Shares are listed and traded on the CSE under the symbol "APXC", on the OTCQX under the trading symbol "APXCF", on the EAP under the trading symbol "MLAPX", and on the FSE under the symbol "KL9".

The following table sets forth, for the periods indicated, the reported high and low market prices and the aggregate volume of trading of our Common Shares on the CSE in Canadian dollars.

Month	High	Low	Volume Traded
October 1, 2026 to October 22, 2026	C$1.45	C$0.96	860,923
September 2026	C$1.69	C$1.15	760,014
August 2026	C$1.61	C$1.10	1,860,822
July 2026	C$1.65	C$1.27	629,424
June 2026	C$1.76	C$1.21	2,380,383
May 2026	C$2.30	C$1.64	1,480,417
April 2026	C$2.44	C$1.97	1,095,057
March 2026	C$2.44	C$1.88	941,116
February 2026	C$3.15	C$2.065	1,466,781
January 2026	C$3.63	C$2.22	2,539,900
December 2025	C$2.68	C$1.77	1,592,790
November 2025	C$3.34	C$1.96	3,021,209
October 2025	C$4.95	C$1.79	9,810,673

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the acquisition, ownership and disposition of our Common Shares or ADSs. This discussion addresses only U.S. Holders who hold our Common Shares or ADSs as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code") (generally, property held for investment). Holders of our Common Shares or ADSs that are not U.S. Holders should consult their tax advisors as to the tax consequences of the acquisition, ownership and disposition of our Common Shares or ADSs. Moreover, this discussion does not address any U.S. federal tax consequences other than income tax consequences (such as estate, gift or other non-income tax consequences) or any state, local or foreign income or non-income tax consequences. In addition, this discussion does not purport to be a complete analysis of all of the U.S. federal income tax consequences (such as the Medicare contribution tax on net investment income or consequences that may arise under the Foreign Account Tax Compliance Act (including the U.S. Treasury Regulations promulgated thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith)) that may be relevant to U.S. Holders in light of their particular circumstances and does not address all of the U.S. federal income tax consequences that may be relevant to particular holders of our Common Shares or ADSs that are subject to special rules, including, but not limited to:

  banks or other financial institutions;
  partnerships or other pass-through entities (or other entities or arrangements treated as partnerships or pass-through entities for U.S. federal income tax purposes) or investors in such partnerships or pass-through entities;
  mutual funds;
  S corporations or investors in such S corporations;
  insurance companies;
  tax-exempt organizations or governmental organizations;
  dealers or brokers in securities or currencies;
  traders in securities that elect to use a mark-to-market method of accounting;
  persons that actually or constructively own or have owned at least five percent of our Common Shares or ADSs (by vote or value);

  regulated investment companies;
  real estate investment trusts;
  tax-qualified retirement plans;
  persons that hold our Common Shares or ADSs as part of a straddle, hedge, constructive sale or conversion transaction;
  persons that are liable for the alternative minimum tax;
  individuals who are U.S. expatriates and former citizens or long-term residents of the United States;
  holders who acquired their shares of our Common Shares or ADSs through the exercise of an employee stock option, in connection with a restricted stock unit or restricted share award, or otherwise as compensation; and
  persons that have a functional currency other than the U.S. dollar.

If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds our Common Shares or ADSs, the tax treatment of a partner in such partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships and partners in such a partnership should consult their tax advisors about the tax consequences of an investment in our Common Shares or ADSs.

For purposes of this discussion, the term "U.S. Holder" means a beneficial owner of our Common Shares or ADSs which is, or is treated for U.S. federal income tax purposes as, any of the following:

  an individual who is a citizen or resident of the United States;
  a corporation (or any other entity treated as a corporation) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
  a trust that (i) is subject to the primary supervision of a court within the United States and all substantial decisions of which are subject to the control of one or more United States persons (as defined in Section 7701(a)(30) of the Code) or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person; or
  an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

The discussion is based on the Code, administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury Regulations, all as of the date hereof, changes to any of which may affect the tax consequences described herein-possibly with retroactive effect. There can be no assurances that the Internal Revenue Service (the "IRS") will not take a contrary or different position concerning the tax consequences of the acquisition, ownership and disposition of our Common Shares or ADSs or that such a position would not be sustained by a court. We have not obtained, nor do we intend to obtain, a ruling with respect to the U.S. federal income tax considerations relating to the purchase, ownership or disposition of our Common Shares or ADSs. U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of acquiring, owning and disposing of our Common Shares or ADSs in their particular circumstances.

Transactions Not Addressed

This summary does not address the tax consequences of transactions effected prior or subsequent to, or concurrently with, any purchase of ADSs, or the Common Shares represented thereby, pursuant to this prospectus (whether or not any such transactions are undertaken in connection with the purchase of ADSs, or the Common Shares represented thereby, pursuant to this prospectus).

Treatment of the ADSs

U.S. Holders of ADSs generally will be treated for U.S. federal income tax purposes as holding our Common Shares represented by the ADSs. No gain or loss generally will be recognized on an exchange of our Common Shares for ADSs or an exchange of ADSs for our Common Shares if the depositary has not taken any action inconsistent with the material terms of the deposit agreement for the ADSs or the U.S. Holder's ownership of the underlying Common Shares. A U.S. Holder's tax basis in the Common Shares received in exchange for ADSs generally will be the same as its tax basis in the ADSs, and the holding period in the shares will include the holding period in the ADSs.

Ownership and Disposition of Our Common Shares or ADSs

Distributions on Our Common Shares or ADSs

Subject to the "passive foreign investment company" ("PFIC") rules discussed below (see "PFIC Status of our Company"), a U.S. Holder that receives a distribution, including a constructive distribution, with respect to our Common Shares (including Common Shares represented by the ADSs) will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of our Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of our Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in our Common Shares or ADSs and thereafter as gain from the sale or exchange of such Common Shares or ADSs (see "Sale or Other Taxable Disposition of Our Common Shares or ADSs" below). However, we may not maintain calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by our Company with respect to our Common Shares or ADSs will constitute a dividend. Dividends received on our Common Shares or ADSs generally will not be eligible for the "dividends received deduction" available to U.S. corporate shareholders receiving dividends from U.S. corporations. If our Company is eligible for the benefits of the Canada-U.S. Tax Convention or our Common Shares or ADSs are readily tradable on an established securities market in the U.S., dividends paid by our Company to non-corporate U.S. Holders generally will be eligible for the preferential tax rates applicable to long-term capital gains, provided certain holding period and other conditions are satisfied, including that our Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Our Common Shares or ADSs

Subject to the PFIC rules discussed below, upon the sale or other taxable disposition of our Common Shares (including Common Shares represented by the ADSs), a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder's tax basis in the Common Shares or ADSs sold or otherwise disposed of. Such capital gain or loss will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the U.S. Holder's holding period for such Common Share or ADS is more than one year. Preferential tax rates apply to long-term capital gains of non-corporate U.S. Holders. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

PFIC Status of Our Company

A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

(i) 75% or more of its gross income for such year is "passive income" which for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions and gains from assets that produce passive income; or

(ii) 50% or more of the value of its gross assets (based on an average of the quarterly values of the gross assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

Passive income does not include rents and royalties derived from the active conduct of a trade or business. If the stock of a non-U.S. corporation is publicly traded for the taxable year, the asset test is applied using the fair market value of the assets for purposes of measuring such corporation's assets. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation's assets and receiving our proportionate share of the other corporation's income for purposes of the PFIC income and asset tests. If we were a PFIC in any year during a U.S. Holder's holding period for our Common Shares or ADSs, we would ordinarily continue to be treated as a PFIC for each subsequent year during which the U.S. Holder owned the Common Shares or ADSs, regardless of whether we continue to meet the tests described above unless (a) we ceased to be a PFIC and (b) the U.S. Holder has made a deemed sale election under the PFIC rules which may result in recognition of gain (but not loss), taxable under the PFIC rules described below, without the receipt of any corresponding cash.

Based on our operations and the composition of our assets, we do not expect to be treated as a PFIC under the PFIC rules for the current taxable year.  However, the determination of PFIC status is a fact-intensive determination that must be made annually at the close of each taxable year applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. As a result, we must make a separate determination each year as to whether we are a PFIC, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year.

If we are a PFIC, and you are a U.S. Holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any "excess distribution" by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our Common Shares) and (b) any gain realized on the sale or other disposition of the ADSs or Common Shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder's regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under "Distributions on Our Common Shares or ADSs."

Certain elections may potentially be used to reduce the adverse impact of the PFIC rules on U.S. holders ("qualifying electing fund", or "QEF", and "mark-to-market" elections), but these elections may accelerate the recognition of taxable income and may result in the recognition of ordinary income.

The rules described above for excess distributions would not apply to a U.S. Holder if the U.S. Holder makes a timely QEF election for the first taxable year of the U.S. holding period for Common Shares or ADSs and we comply with specified reporting requirements. A timely QEF election for a taxable year generally must be made on or before the due date (as may be extended) for filing the taxpayer's U.S. federal income tax return for the year. A U.S. Holder who makes a QEF election generally must report on a current year basis a pro rata share of our ordinary earnings and net capital gain for any taxable year in which we are a PFIC, whether or not those earnings or gains are distributed. A U.S. Holder who makes a QEF election must file a Form 8621 with its annual income tax return. We will endeavor to provide U.S. Holders with the required information to allow U.S. Holders to make a QEF election with respect to the Common Shares or ADSs in the event that the Company determines it is treated as a PFIC for any taxable year. There can be no assurance, however, that the Company will timely provide such information for any particular year, or that the Company's determination regarding its PFIC status will be upheld. U.S. Holders should consult their tax advisors to determine whether any of these QEF elections will be available and if so, what the consequences of these elections would be in their particular circumstances

If a U.S. Holder does not make a QEF election for the first taxable year of the U.S. Holder's holding period for Common Shares or ADSs during which we are a PFIC, the QEF election will not be treated as timely and the adverse tax regime described above would apply to dispositions of or excess distributions on the Common Shares or ADSs. In such case, a U.S. Holder may make a deemed sale election whereby the U.S. Holder would be treated as if the U.S. Holder had sold the Common Shares or ADSs in a fully taxable sale at fair market value on the first day of such taxable year in which the QEF election takes effect. Such U.S. Holder would be required to recognize any gain on the deemed sale as an excess distribution and pay any tax and interest due on the excess distribution when making the deemed sale election. The effect of such further election would be to restart the U.S. Holder's holding period in the Common Shares or ADSs, subject to the QEF regime, and to purge the PFIC status of such Common Shares or ADSs going forward.

If a U.S. Holder makes the mark-to-market election with respect to Common Shares or ADS, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the Common Shares or ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the Common Shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder's tax basis in the Common Shares or ADSs will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of Common Shares or ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). The mark-to-market election is available only if we are a PFIC and our Common Shares or ADSs are "regularly traded" on a "qualified exchange." Our Common Shares or ADSs will be treated as "regularly traded" in any calendar year in which more than a de minimis quantity of the Common Shares or ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter (subject to the rule that trades that have as one of their principle purposes the meeting of the trading requirement as disregarded). The Nasdaq is a qualified exchange for this purpose and consequently, if the Common Shares or ADSs are regularly traded, the mark-to-market election should be available to a U.S. Holder.

U.S. Holders should consult their tax advisors to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

If we are a PFIC, the general tax treatment for U.S. Holders described in this section would apply to indirect distributions and gains deemed to be realized by U.S. Holders in respect of any of our subsidiaries that also may be determined to be PFICs.

If a U.S. Holder owns Common Shares or ADSs during any year in which we are a PFIC and the U.S. Holder recognizes gain on a disposition of our Common Shares or ADSs or receives distributions with respect to our Common Shares or ADSs, the U.S. Holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the Company, generally with the U.S. Holder's federal income tax return for that year. If the Company were a PFIC for a given taxable year, then you should consult your tax advisor concerning your annual filing requirements.

The U.S. federal income tax rules relating to PFICs are complex. Prospective U.S. investors are urged to consult their tax advisers with respect to the ownership and disposition of our Common Shares or ADSs, the consequences to them of an investment in a PFIC, any elections available with respect to our Common Shares or ADSs and the IRS information reporting obligations with respect to the ownership and disposition of our Common Shares or ADSs.

Receipt of Foreign Currency

A U.S. Holder that receives Canadian dollars on a distribution from the Company or on the sale or disposition of Common Shares or ADSs and converts such Canadian dollars into U.S. dollars on the day the amount is otherwise includible in income for U.S. federal income tax purposes generally will not be required to recognize gain or loss arising from exchange rate fluctuations. A U.S. Holder that receives Canadian dollars and converts them into U.S. dollars subsequent to such day will generally have foreign exchange gain or loss based on any appreciation or depreciation in the value of the Canadian dollar, as applicable, against the U.S. dollar (subject to certain de minimis exceptions), which generally will be U.S.-source ordinary gain or loss. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting; Backup Withholding

Dividend payments and proceeds paid from the sale or other taxable disposition of our Common Shares or ADSs may be subject to information reporting to the IRS. In addition, a U.S. Holder (other than exempt holders who establish their exempt status if required) may be subject to backup withholding on cash payments received in connection with dividend payments and proceeds from the sale or other taxable disposition of our Common Shares or ADSs made within the United States or through certain U.S.-related financial intermediaries.

Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number, makes other required certification and otherwise complies with the applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. Rather, any amount withheld under the backup withholding rules will be creditable or refundable against the U.S. Holder's U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Certain Reporting Requirements

Certain U.S. Holders who are individuals (and, under regulations, certain entities) may be required to report information relating to an investment in the Common Shares or ADSs that exceed certain thresholds, subject to certain exceptions (including an exception for Common Shares or ADSs held in accounts maintained by certain U.S. financial institutions), by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. Such U.S. Holders who fail to timely furnish the required information may be subject to a penalty. Additionally, if a U.S. Holder does not file the required information, the statute of limitations with respect to tax returns of the U.S. Holder to which the information relates may not close until three years after such information is filed. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to their ownership and disposition of the Common Shares or ADSs.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL U.S. TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS OF THE AMERICAN DEPOSITARY SHARES AND COMMON SHARES REPRESENTED THEREBY WITH RESPECT TO THE ACQUISITION, OWNERSHIP OR DISPOSITION OF THE AMERICAN DEPOSITARY SHARES AND COMMON SHARES. U.S. HOLDERS OF THE AMERICAN DEPOSITARY SHARES AND COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

This summary assumes that a purchaser of an ADS acquires a beneficial interest in, and is the beneficial owner of, the Common Shares underlying the ADS.

The following is a summary of certain Canadian federal income tax considerations generally applicable to the holding and disposition of our securities acquired by a holder who, at all relevant times, (a) for the purposes of the ITA (i) is not resident, or deemed to be resident, in Canada, (ii) deals at arm's length with the Underwriter, the Custodian, the Depositary or us, and is not affiliated with the Underwriter, the Custodian, the Depositary or us, (iii) acquires our Common Shares in this offering and holds such ADSs  and Common Shares as capital property, (iv) does not use or hold the Common Shares in the course of carrying on, or otherwise in connection with, a business carried on or deemed to be carried on in Canada and (v) is not a "registered non-resident insurer" or "authorized foreign bank" (each as defined in the ITA), or other holder of special status, and (b) for the purposes of the Canada-U.S. Tax Convention (the "Tax Treaty"), is a resident of the United States, has never been a resident of Canada, does not have and has not had, at any time, a permanent establishment or fixed base in Canada, and who otherwise qualifies for the full benefits of the Tax Treaty. Holders who meet all the criteria in clauses (a) and (b) above are referred to herein as "U.S. Holders", and this summary only addresses such U.S. Holders and assumes that such U.S. Holders qualify for benefits under the Tax Treaty and provide the required proof of eligibility for benefits to the required intermediary.

This summary does not deal with special situations, such as the particular circumstances of traders or dealers, tax exempt entities, insurers or financial institutions, or other holders of special status or in special circumstances. Such holders, and all other holders who do not meet the criteria in clauses (a) and (b) above, should consult their own tax advisors.

This summary is based on the current provisions of the ITA, the regulations thereunder in force at the date hereof, the current provisions of the Tax Treaty, and our understanding of the administrative and assessing practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the ITA and regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that such Proposed Amendments will be enacted in the form proposed. However, such Proposed Amendments might not be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative or assessing practices, whether by legislative, governmental or judicial decision or action, nor does it take into account tax laws of any province or territory of Canada or of any other jurisdiction outside Canada, which may differ significantly from those discussed in this summary.

For the purposes of the ITA, all amounts relating to the acquisition, holding or disposition of our securities must generally be expressed in Canadian dollars. Amounts denominated in United States currency generally must be converted into Canadian dollars using the rate of exchange that is acceptable to the Canada Revenue Agency. This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Holder, and no representation with respect to the Canadian federal income tax consequences to any particular U.S. Holder or prospective U.S. Holder is made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, all prospective purchasers (including U.S. Holders as defined above) should consult with their own tax advisors for advice with respect to their own particular circumstances.

Currency Conversion

For purposes of the ITA, all amounts relating to the acquisition, holding or disposition of Common Shares (including dividends, adjusted cost base and proceeds of disposition) must generally be expressed in Canadian dollars. Amounts denominated in any other currency must be converted into Canadian dollars generally based on the exchange rate quoted by the Bank of Canada on the date such amounts arise or such other rate of exchange as is acceptable to the Minister of National Revenue (Canada).

Withholding Tax on Dividends

Amounts paid or credited or deemed to be paid or credited as, on account or in lieu of payment of, or in satisfaction of, dividends on the Common Shares to a U.S. Holder will be subject to Canadian withholding tax. Under the Tax Treaty, the rate of Canadian withholding tax on dividends paid or credited by us to a U.S. Holder that beneficially owns such dividends and is eligible for benefits of the Tax Treaty is generally 15% (unless the beneficial owner is a company that owns at least 10% of our voting stock at that time, in which case the rate of Canadian withholding tax is generally reduced to 5%).

Disposition of Our Common Shares Sold in this Offering

A U.S. Holder will not be subject to tax under the ITA on a capital gain realized on a disposition or deemed disposition the Common Shares represented thereby, unless such shares are "taxable Canadian property" to the U.S. Holder for purposes of the ITA and the U.S. Holder is not entitled to relief under the Tax Treaty.

Generally, our Common Shares will not constitute "taxable Canadian property" to a U.S. Holder at the time of disposition if our Common shares are listed on a "designated stock exchange" as defined in the ITA (which currently included the Nasdaq, CSE and Frankfurt Stock Exchange) unless the following two conditions are met (the "TCP Conditions"): (A) at any time during the 60 month period immediately preceding the disposition, more than 50% of the fair market value of such shares was derived, directly or indirectly, from one or any combination of: (i) real or immoveable property situated in Canada, (ii) "Canadian resource properties" (as defined in the ITA), (iii) "timber resource properties" (as defined in the ITA), and (iv) options in respect of, or interests in, or for civil law rights in, property described in any of the foregoing whether or not the property exists; and (B) at any time during the 60 month period immediately preceding the disposition, the U.S. Holder, persons with whom the U.S. Holder did not deal at arm's length, partnerships in which the U.S. Holder or such non-arm's length person holds a membership interest (either directly or indirectly through one or more partnerships), or the U.S. Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of our company. In addition to the foregoing, in certain other circumstances set out in the ITA, the Common Shares can also be deemed to be "taxable Canadian property".

U.S. Holders who may hold Common Shares as "taxable Canadian property" should consult their own tax advisors with respect to the application of Canadian capital gains taxation, any potential relief under the Tax Treaty, and special compliance procedures under the ITA, none of which is described in this summary.

LEGAL MATTERS

Certain legal matters relating to Canadian and United States law with respect to the Offering will be passed upon on behalf of the Company by Cozen O'Connor LLP (Vancouver). Certain legal matters with respect to the Offering will be passed upon for the Underwriter by McDermott Will & Schulte LLP, as US counsel, and Peterson McVicar LLP as Canadian counsel.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Our current auditors are De Visser Gray LLP, Chartered Professional Accountants, Suite 401 - 905 West Pender St., Vancouver, British Columbia, V6C 1L6, Canada. De Visser Gray LLP is registered with both the Canadian Public Accountability Board and the U.S. Public Company Accounting Oversight Board.

The transfer agent and registrar for the Common Shares in Canada is Odyssey Trust Company, located at Suite 1310 - 1140 West Pender St, Vancouver V6E 4G1.

INTERESTS OF EXPERTS

De Visser Gray LLP has prepared the auditor's report with respect to the Company's annual financial statements for the year ended July 31, 2025, which is incorporated by reference into the Shelf Prospectus and this Prospectus Supplement. De Visser Gray LLP has advised that they are independent in accordance with and within the meaning of the applicable rules and related interpretations prescribed by the relevant professional bodies in Canada and the rules and standards of the United States Public Company Accounting Oversight Board and the securities laws and regulations administered by the SEC.

ENFORCEMENT OF CIVIL LIABILITIES

The Company is a corporation incorporated under and governed by the BCBCA. Some of the directors and officers of the Company, and some of the experts named in this Prospectus Supplement, are residents of Canada or otherwise reside outside Canada or the United States, and all or a substantial portion of their assets are located outside Canada and the United States. The Company has appointed an agent for service of process in Canada, but it may be difficult for holders of securities who reside in Canada to effect service within Canada upon those directors who are not residents of Canada. It may also be difficult for holders of securities who reside in Canada to realize in Canada upon judgments of courts of Canada predicated upon the Company's civil liability and the civil liability of the directors and officers of the Company under applicable securities laws.

In addition, it may be difficult for investors who reside in the U.S. to effect service within the U.S. upon those of the Company's directors, officers and experts who are not residents of the U.S. It may also be difficult for investors who reside in the U.S. to realize in the U.S. upon judgments of courts of the U.S. predicated upon the Company's civil liability and the civil liability of the Company's directors, officers and experts under the U.S. federal securities laws. A final judgment for a liquidated sum in favor of a private litigant granted by a U.S. court and predicated solely upon civil liability under U.S. federal securities laws would, subject to certain exceptions identified in the law of individual provinces and territories of Canada, likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that would be recognized by the domestic Canadian court for the same purposes. There is a significant risk that a given Canadian court may not have jurisdiction or may decline jurisdiction over a claim based solely upon U.S. federal securities law on application of the conflict of laws principles of the province or territory in Canada in which the claim is brought.

The Company filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed Cogency Global Inc., with an address at 122 East 42nd Street, 18th Floor, New York, New York, USA 10168, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court, arising out of or related to or concerning the offering of Securities under this Prospectus.

Certain of the Company's directors, namely Trevor Hall, reside outside of Canada. Directors of the Company residing outside of Canada have appointed Cozen O'Connor LLP, Bentall 5, 550 Burrard St., Suite 2501, Vancouver, British Columbia V6C 2B5, Canada, as agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

Investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or that resides outside of Canada, even if the party has appointed an agent for service of process.

CERTIFICATE OF APEX CRITICAL METALS CORP.

Dated: October 22, 2026

The short form base shelf prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement, as required by the securities legislation of each of the provinces and territories of Canada, except for Québec.

(Signed) “Sean Charland”	(Signed) “Nathan Steinke”
SEAN CHARLAND Chief Executive Officer	NATHAN STEINKE Chief Financial Officer

On behalf of the Board of Directors

(Signed) “Jody Bellefleur”	(Signed) “Joness Lang”
JODY BELLEFLEUR Director	JONESS LANG Director

This short form prospectus is a base shelf prospectus. This short form base shelf prospectus has been filed under legislation in each of the provinces and territories of Canada, except Québec, that permits certain information about these securities to be determined after this short form base shelf prospectus has become final and that permits the omission from this short form base shelf prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities. Notwithstanding the foregoing, delivery to purchasers of a prospectus supplement containing the omitted information is not required where an exemption from the delivery requirements under applicable securities legislation in each of the provinces and territories of Canada is available.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission. These securities may not be offered or sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This short form base shelf prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell these securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Company at Suite 400 - 570 Granville Street, Vancouver, British Columbia, V6C 3P1, Canada (Telephone: (604) 681-1568) (Attn: Corporate Secretary), and are also available electronically at www.sedarplus.ca.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and/or Secondary Offering	August 10, 2026

APEX CRITICAL METALS CORP.

Up to C$100,000,000

Common Shares

Warrants

Subscription Receipts

Units

Debt Securities

Common Shares Represented by Depositary Shares

Share Purchase Contracts

This short form base shelf prospectus (this "prospectus") relates to the offering for sale from time to time, during the 25-month period that this prospectus, including any amendments hereto, remains effective, of the securities of Apex Critical Metals Corp. (the "Company", "Apex", "we" or "our") listed above in one or more series or issuances, with a total offering price of such securities, in the aggregate, of up to C$100,000,000. The securities may be sold by the Company and/or certain of the Company's security holders (the "Selling Securityholders", and each, a "Selling Securityholder"). The securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the sale, including potentially by way of an ATM Distribution (as defined below), and set forth in an accompanying prospectus supplement. In addition, the securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities (an "Acquisition") by the Company or its subsidiary. See "Plan of Distribution".

The common shares of the Company (the "Common Shares") are listed and posted for trading on the Canadian Securities Exchange ("CSE") under the trading symbol "APXC", on the OTCQX® Best Market ("OTCQX") under the trading symbol "APXCF", on the Euronext Access Paris ("EAP") under the trading symbol "MLAPX", and on the Frankfurt Stock Exchange ("FSE") under the symbol "KL9". On August 10, 2026, the closing price of the Common Shares on the CSE and the OTCQX was C$1.26 and US$0.90, respectively. The Company has applied to list the Common Shares, to be represented by American Depositary Receipts (the "ADRs", being a form of Depositary Share, as defined below) on the Nasdaq Capital Market ("Nasdaq"). The ability to successfully list the Common Shares, represented by ADRs, or any other of our securities on the Nasdaq is uncertain. If the Common Shares, represented by ADRs or otherwise, are listed on the Nasdaq, the Common Shares will cease trading on the OTCQX. Unless otherwise specified in an applicable prospectus supplement, debt securities, subscription receipts, units, warrants, Common Shares represented by Depositary Shares (as defined below) and share purchase contracts will not be listed on any securities or stock exchange or on any automated dealer quotation system.

There is currently no market through which our securities, other than our Common Shares, may be sold and purchasers may not be able to resell such securities purchased under this prospectus. This may affect the pricing of our securities, other than our Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of our securities and the extent of issuer regulation. See "Risk Factors" in this prospectus, any prospectus supplement and in the documents incorporated herein and therein.

The Company has prepared this prospectus in accordance with Canadian disclosure requirements under the multijurisdictional disclosure system (the "MJDS") established between Canada and the United States, and has filed with the United States Securities and Exchange Commission (the "SEC") a Registration Statement on Form F-10, of which this prospectus forms a part. Prospective purchasers should be aware that such Canadian requirements are different from those of the United States.

The Company prepares its financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS"), which differ from accounting principles generally accepted in the United States.

The acquisition of our securities may have tax consequences in Canada, the United States or other jurisdictions. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. Prospective purchasers should read the tax discussion in any applicable prospectus supplement with respect to any particular offering and consult their own tax advisor with respect to their own particular circumstances.

The enforcement by purchasers of our securities of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of a foreign country (the Province of British Columbia, Canada), that substantially all of the Company's current directors and officers and all of the experts named in this prospectus are residents of a country other than the United States, and that a substantial portion of the Company's assets and all or a substantial portion of the assets of those directors, officers and experts are located outside of the United States. For further information, please see the information under the heading "Enforceability of Civil Liabilities Against Non-U.S. Persons" in this prospectus.

The Company is not making and will not make an offer of securities in any jurisdiction where the offer or sale of such securities is not permitted. This prospectus constitutes a public offering of securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell such securities in such jurisdiction.

Common Shares that are represented by Depositary Shares will not be offered or sold in Canada. For further information, please see the information under the heading "Description of Securities Being Distributed - Description of Common Shares Represented by Depositary Shares" in this prospectus.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED HEREBY, PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No underwriter has been involved in the preparation of this prospectus or performed any review of the contents of this prospectus.

This prospectus constitutes a public offering of the securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell the securities in such jurisdiction. Except where an exemption from the delivery requirements under applicable securities legislation in each of the provinces and territories of Canada is available, all applicable information permitted under securities legislation to be omitted from this prospectus that has been so omitted will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the securities to which the prospectus supplement pertains. You should read this prospectus and any applicable prospectus supplement carefully before you invest in any securities issued pursuant to this prospectus.

Our securities may be sold pursuant to this prospectus through underwriters or dealers or directly or through agents designated from time to time at amounts and prices and other terms determined by us, including by way of an "at-the-market distribution" (an "ATM Distribution") as defined in National Instrument 44-102 - Shelf Distributions ("NI 44-102"). In connection with any underwritten offering of securities, excluding an ATM Distribution, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the securities offered. Such transactions, if commenced, may be discontinued at any time. No underwriter or dealer involved in an ATM Distribution undertaken pursuant to any prospectus supplement, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot or effect transactions which stabilize or maintain the market price of the securities offered. See "Plan of Distribution".

A prospectus supplement will set out the names of any underwriters, dealers or agents involved in the sale of our securities, the amounts, if any, to be purchased by underwriters, the plan of distribution for such securities, including the net proceeds we expect to receive from the sale of such securities, if any, the amounts and prices at which such securities are sold and the compensation of such underwriters, dealers or agents.

Investment in the securities being offered is highly speculative and involves significant risks that you should consider before purchasing such securities. You should carefully review the risks outlined in this prospectus (including any prospectus supplement) and in the documents incorporated by reference as well as the information under the heading "Cautionary Note Regarding Forward-Looking Statements" and consider such risks and information in connection with an investment in the securities. See "Risk Factors" and "Documents Incorporated by Reference".

The specific terms of the securities with respect to a particular offering will be set out in one or more prospectus supplements and may include, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price and any other specific terms; (ii) in the case of warrants, the offering price, the designation, number and terms of the Common Shares or debt securities issuable upon exercise of the warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the warrants are issued and any other specific terms; (iii) in the case of subscription receipts, the number of subscription receipts being offered, the offering price, the procedures for the exchange of the subscription receipts for Common Shares, debt securities or warrants, as the case may be, and any other specific terms; (iv) in the case of debt securities, the specific designation, the aggregate principal amount, the currency or the currency unit for the debt securities being offered, the maturity, the interest provisions, the authorized denominations, the offering price, the covenants, the events of default, any terms for redemption or retraction, any exchange or conversion terms, whether the debt securities are secured, affiliate-guaranteed, senior or subordinated and any other terms specific to the debt securities being offered; (v) in the case of units, the designation, number and terms of the Common Shares, warrants, subscription receipts, share purchase contracts or debt securities comprising the units; (vi) in the case of Common Shares represented by Depositary Shares, the number of Depositary Shares being offered, the number of Common Shares underlying each Depositary Share, the offering price and currency of the Depositary Shares, the name of the depositary for Depositary Shares, and the terms and details of the depositary agreement under which the Depositary Shares would be issued; and (vii) in the case of share purchase contracts, whether the share purchase contracts obligate the holder to purchase or sell or both purchase and sell Common Shares, whether the share purchase contracts are to be prepaid or not or paid in instalments, any conditions upon which the purchase or sale will be contingent and the consequences if such conditions are not satisfied, whether the share purchase contracts are to be settled by delivery, any provisions relating to the settlement of the share purchase contracts, the date or dates on which the sale or purchase must be made and whether the share purchase contracts will be issued in fully registered or global form.

Where required by statute, regulation or policy, and where securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the securities will be included in the prospectus supplement describing the securities.

Securities legislation in certain provinces and territories provides purchasers with the right to withdraw from an agreement to purchase securities. See "Statutory Rights of Withdrawal and Rescission".

Prospective purchasers should rely only on the information contained in or incorporated by reference into this prospectus and any applicable prospectus supplement. We have not authorized anyone to provide prospective purchasers with different information. Information contained on our website shall not be deemed to be a part of this prospectus (including any applicable prospectus supplement) or incorporated by reference herein and should not be relied upon by prospective purchasers for the purpose of determining whether to invest in the securities. We will not make an offer of these securities in any jurisdiction where the offer or sale is not permitted. Prospective purchasers should not assume that the information contained in this prospectus is accurate as of any date other than the date on the face page of this prospectus, the date of any applicable prospectus supplement or the date of any documents incorporated by reference herein.

This prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The Company or any Selling Securityholders may offer and sell securities to or through underwriters or dealers and also may offer and sell certain securities directly to purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. A prospectus supplement relating to each issue of securities offered thereby will set forth the names of any underwriters, dealers, agents or Selling Securityholders involved in the offering and sale of such securities and will set forth the terms of the offering of such securities, the method of distribution of such securities including, to the extent applicable, the proceeds to the Company and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

Each of: (i) Mr. Trevor Hall, a director of the Company; and (ii) Mr. Robin Wilson, who has provided consent to the incorporation by reference into this prospectus of certain technical information for which he is the responsible "qualified person" under NI 43-101 (as defined below), reside outside of Canada and have each appointed the Company as their agent for service of process in Canada, respectively, as follows:

Name of Person	Name and Address of Agent
Trevor Hall	Apex Critical Metals Corp., Suite 400 - 570 Granville Street, Vancouver, British Columbia, V6C 3P1, Canada
Robin Wilson	Apex Critical Metals Corp., Suite 400 - 570 Granville Street, Vancouver, British Columbia, V6C 3P1, Canada

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. For further information, please see the information under the heading "Enforceability of Civil Liabilities Against Non-U.S. Persons" in this prospectus.

The offering of securities hereunder is subject to approval of certain legal matters on behalf of the Company by Cozen O'Connor LLP, Vancouver, British Columbia.

The Company's head office is located at Suite 400 - 570 Granville Street, Vancouver, British Columbia, V6C 3P1, Canada and its registered and records offices are located at Suite 2501 - 550 Burrard Street, Vancouver, BC V6C 2B5 Canada.

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus and any applicable prospectus supplement and on the other information included in the Registration Statement (as defined below) of which this prospectus forms a part. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell or seeking an offer to buy the securities offered pursuant to this prospectus in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus and any applicable prospectus supplement is accurate only as of the date on the front of such document and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this prospectus or any applicable prospectus supplement or of any sale of our securities pursuant thereto. Our business, financial condition, results of operations and prospects may have changed since those dates.

Market data and certain industry forecasts used in this prospectus and any applicable prospectus supplement, and the documents incorporated by reference in this prospectus and any applicable prospectus supplement, were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, and we do not make any representation as to the accuracy of such information.

In this prospectus and in any prospectus supplement: (i) unless the context otherwise requires, references to "we", "us", "our" or similar terms, as well as references to "Apex" or the "Company", refer to Apex Critical Metals Corp. together, where context requires, with our subsidiary; and (ii) unless otherwise indicated, all dollar amounts and references to "C$" or "$" are to Canadian dollars and references to "US$" are to United States dollars.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Company cautions readers regarding forward-looking statements found in this prospectus (including the documents incorporated by reference herein) and in any other statement made by, or on behalf of the Company.

Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology. Forward-looking statements and information are not historical facts, are made as of the date of this prospectus, and include, but are not limited to statements regarding discussions of future plans, guidance, projections, objectives, estimates and forecasts and statements as to management's expectations with respect to, among other things, the activities contemplated in this prospectus.

Forward-looking statements included or incorporated by reference in this prospectus include, without limitation, statements related to:

  the Company's expectations, strategies, plans and objectives with respect to the Projects (as defined below) and its other mineral properties, including the Company's expansion of its exploration activities and related expenditures on the Rift Project, continued exploration of the CAP Project, and the publication of inaugural mineral resource estimates on the Projects and related expenditures;
  availability and final receipt of required approvals, licenses and permits;
  the Company's expectations, strategies and plans to grow the Company, including the intention to grow its portfolio of mineral properties and to generally increase its business operations;
  the Company's listing of the Common Shares, represented by ADRs, on the Nasdaq and timing thereof;
  having sufficient working capital to implement its current strategies, plans and objectives;
  the Company's expectations regarding negative operating cash flow and the deployment of working capital;
  the Company's expectations regarding its revenue, operating losses and expenses;
  expectations regarding the ability of the Company to raise additional capital when needed and on reasonable terms to advance further exploration and development plans on its mineral properties;
  access to adequate services and supplies in sufficient quantities and on a timely basis;
  those relating to general economic conditions;
  commodity prices;
  availability of a qualified workforce;

  that any engineering and exploration timetables and capital costs for the Company's exploration plans are not incorrectly estimated or affected by unforeseen circumstances or adverse weather conditions;
  that the Company maintains its ongoing relations with its business partners and governmental authorities;
  the publication of a maiden mineral resource;
  cost estimates;
  the Company's competitive position and the regulatory environment in which the Company operates;
  the Company's plans with respect to the payment of dividends;
  the Company's future cash requirements;
  the timing, pricing, completion, and regulatory approval of proposed financings, including the LIFE Offering (as defined below); and
  use of proceeds from any financings.

These forward-looking statements involve numerous risks and uncertainties and other factors which may cause the actual results, performance or achievements of Apex to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Important factors that may cause actual results to vary include without limitation:

  that the Company has a limited business history and no history of earnings;
  risks related to the Company's exploration activities on the mineral properties;
  risks related to negative operating cash flow;
  risks related to Acquisitions and integration;
  risks related to the Company's title to its mineral properties;
  risks related to the volatility of the price of our Common Shares, which may be subject to wide fluctuations;
  that the Company has an unlimited number of authorized but unissued Common Shares;
  risks related to the need for future financing;
  the risks relating to investment or securities analysts publishing reports about the Company;
  reputational risks;
  that Apex has discretion over the net proceeds from any offering of its securities;
  that there may be dilution from exercise of convertible securities;
  that sales by existing shareholders of the Company (the "Shareholders") can reduce Common Share prices;
  the risks of dilution of Shareholders;
  if we successfully list our Common Shares, represented by ADRs, on the Nasdaq, we will be subject to the applicable provisions of the United States Sarbanes-Oxley Act of 2002, as amended, and if we are unable to satisfy the requirements of the Sarbanes-Oxley Act of 2002, as amended, or our internal controls over financial reporting are not effective, the reliability of our financial statements may be questioned;
  our Common Shares do not currently trade on a stock exchange in the United States and we do not know whether a market for our Common Shares will develop to provide you with adequate liquidity;
  we have devoted, and will continue to devote significant resources to regulatory compliance as a public entity, and these resource requirements will increase if we successfully list our Common Shares, represented by ADRs, on the Nasdaq or any other securities exchange;
  that there is no public market for debt securities, warrants, subscription receipts, share purchase contracts or units;
  risks related to issuances by Apex of unsecured debt securities;
  that prevailing interest rates will impact the market price or value of any debt securities issued by Apex;
  that fluctuations in foreign currency markets may have an adverse effect on the business of Apex and the value of debt securities issued by Apex (if any);
  risks related to changes in laws and regulations;
  risks related to competition;
  risks related to the Company's dependence on key personnel;
  risks related to fluctuations in prices of precious or base metals, rare earth elements, and other commodities and natural resources;
  legal and litigation risks;
  risks related to the Company's officers and directors becoming associated with other natural resource companies, which may give rise to conflicts of interest;

  risks related to the Company's relationship with local communities and other stakeholders;
  risks related to severe environmental events and climate change;
  risks related to environmental regulations and liabilities;
  risks related to pandemics, epidemics or other health crises; and
  the risks in the sections entitled "Risk Factors" in the AIF (as defined below) and Annual MD&A (as defined below) and incorporated by reference herein.

In making the forward-looking statements in this prospectus, Apex has applied several material assumptions, which include, without limitation, the following:

  the Company's ability to manage growth effectively;
  the absence of material adverse changes in the mining industry or the global economy;
  trends in the mining industry and markets;
  the Company's ability to maintain good business relationships;
  the Company's ability to build and maintain relationships with rightsholders and stakeholders;
  the Company's ability to manage and integrate Acquisitions (if any);
  the Company's mineral resource and reserve calculations published from time to time (if any) and the assumptions upon which they are based;
  the accuracy of any metallurgical testing completed to date;
  the Company's ability to comply with current and future environmental, safety and other regulatory requirements and to obtain and maintain required regulatory approvals;
  the Company's expectation that its operations will not be significantly disrupted as a result of political instability, pandemics and communicable diseases, nationalization, terrorism, sabotage, social or political activism, breakdown, natural disasters, governmental or political actions, litigation or arbitration proceedings, equipment or infrastructure failure, labour shortages, transportation disruptions or accidents, or other development or exploration risks;
  the Company's ability to meet exploration and development timelines for its Projects;
  the Company's ability to attract and retain key personnel;
  that receipt of any necessary approvals and consents will be obtained in connection with the development and operation of any properties;
  the availability of financing on suitable terms for the exploration, development, construction and continued operation of any mineral properties;
  that market fundamentals will support sustained commodity demand and prices, ensuring that any properties brought into operation, if any, remain economically viable;
  the Company's ability to raise sufficient debt or equity financing to support the Company's continued growth;
  the Company's ability to maintain sufficient working capital to fund its operations;
  estimates of costs and expenditures to complete the Company's programs and goals;
  stability of the global financial markets and general economic conditions (including monetary policies and rates of inflation); and
  availability of suitable contractors and equipment.

Information concerning mineral resource and mineral reserve estimates, if any, may also be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a mineral property is actually developed. Certain of the risks and assumptions are described in more detail under the heading "Risk Factors" herein and in the AIF under Apex's profile on the System for Electronic Data Analysis and Retrieval + ("SEDAR+") at www.sedarplus.ca.

The actual results or performance by Apex could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of the Company. Except as required by law, we are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, express or implied, that may be made from time to time, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

CAUTIONARY NOTE REGARDING NON-IFRS MEASURES

The documents incorporated by reference herein may include certain terms or performance measures that are not recognized under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of the Company's results of operations from management's perspective. Accordingly, these measures should not be considered in isolation or as a substitute for analysis of the Company's financial information reported under IFRS and may be calculated differently by other companies. Non-IFRS measures may include, for example, cash costs, all-in sustaining costs, adjusted working capital, net income (loss) before finance expense, interest, taxation and depletion, adjusted net income (loss) before finance expense, interest, taxation and depletion, cash flow from operating activities before working capital changes and cash flow from operating activities before working capital changes per Common Share, are used to provide investors with supplemental measures of our operating performance or liquidity and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Management may also use non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

CAUTIONARY NOTE REGARDING MINERAL DISCLOSURE

Unless otherwise indicated, any and all mineral resource and mineral reserve estimates included in this prospectus or any prospectus supplement and the documents incorporated by reference herein and therein, if any, have been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms "mineral resource", "inferred mineral resource" and "indicated mineral resource" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards.

Any mineral resource estimates that may be published by the Company and incorporated in this prospectus or any prospectus supplement by reference from time to time, if any, which are not mineral reserves, do not have demonstrated economic viability. Confidence in an inferred mineral resource estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability sufficient for public disclosure, except in certain limited circumstances set out in NI 43-101. Any mineral resource figures referred to in a prospectus supplement or the documents incorporated therein by reference are estimates only and no assurances can be given that the indicated levels of metals will be produced (profitably or otherwise). Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Any inaccuracy or future reduction in such estimates could have a material adverse impact on the Company.

NI 43-101 differs materially from the disclosure requirements of the SEC generally applicable to U.S. companies. Accordingly, information included in this prospectus and the documents incorporated herein by reference is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

ADDITIONAL INFORMATION

The Company has filed with the SEC under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") a registration statement on Form F-10 in order to permit the offer and sale of the securities offered under this prospectus (the "Registration Statement"). This prospectus, which forms a part of the Registration Statement, does not contain all of the information contained in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this prospectus about the contents of any contract, agreement or other documents referred to herein are not necessarily complete, and in each instance you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

The Company is subject to applicable Canadian securities legislation and may become subject to the information requirements of the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act") and, in accordance therewith, may file reports and other information with the securities regulators in Canada and the SEC. Under the MJDS adopted by Canada and the United States, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer within the meaning of rules made under the U.S. Exchange Act, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company's directors, officers and principal Shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company is not required to publish financial statements as promptly as United States companies.

You may access and read any public document that the Company has filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca. You may access and read the documents that the Company has filed with, or furnished to, the SEC on the Electronic Data Gathering and Retrieval System ("EDGAR") profile at www.sec.gov.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus from documents filed with the various securities commissions or similar authorities in Canada.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Apex Critical Metals Corp., at Suite 400 - 570 Granville Street, Vancouver, British Columbia, V6C 3P1, Canada (Telephone: (604) 681-1568), Attn: Corporate Secretary, or by accessing the disclosure documents under the Company's profile on SEDAR+, at www.sedarplus.ca. The Company's filings through SEDAR+ are not incorporated by reference in the prospectus except as specifically set out herein.

The following documents, filed with the various securities commissions or similar regulatory authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part of, this prospectus:

  The annual information form for the year ended July 31, 2025, dated as at November 27, 2025 (our "AIF"), filed on December 5, 2025. The Company cautions prospective purchasers that any and all scientific or technical information with respect to the Company's CAP Project (as defined below) included in, or incorporated by reference into, the AIF is superseded by the scientific and technical disclosure set forth in the CAP Report (as defined below) which is incorporated into this prospectus by reference.

  The technical report entitled "NI 43-101 Technical Report on the Cap Property, BC, Canada" with an effective date of July 31, 2026, prepared for Apex by Jeremy Hanson, P.Geo. (the "CAP Report"), filed on August 6, 2026.

  The technical report entitled "NI 43-101 Technical Report on the Rift Project, Johnson and Pawnee Counties, Nebraska, USA" with an effective date of May 15, 2026, prepared for Apex by Robin J. Wilson, B.Sc. (Hons) Geology, MAusIMM, MAIG (the "Rift Report"), filed on June 16, 2026.

  The audited consolidated financial statements for the years ended July 31, 2025 and 2024, together with the notes thereto and the Auditor's report thereon, contained therein (our "Annual Financial Statements"), filed on November 27, 2025.

  The management's discussion and analysis for the year ended July 31, 2025, dated as at November 27, 2025 (our "Annual MD&A"), filed on November 27, 2025.

  The condensed interim consolidated financial statements for the three and nine month period ended April 30, 2026 and 2025 (our "Interim Financial Statements"), filed on June 26, 2026.

  The management's discussion and analysis for the nine months ended April 30, 2026, dated as at June 26, 2026, filed on June 26, 2026.

  The management information circular dated June 8, 2026 with respect to the annual general and special meeting of our Shareholders to be held on July 10, 2026, filed on June 18, 2026.

  The material change report dated June 15, 2026, filed on June 15, 2026, in respect of the completion of the Company's LIFE Offering (as defined below) as announced on June 2, 2026.

  The material change report dated May 28, 2026, filed on May 28, 2026, in respect of: (i) the launch of the LIFE Offering as announced on May 18, 2026; and (ii) the upsize of the LIFE Offering as announced on May 19, 2026.

  The material change report dated May 12, 2026, filed on May 12, 2026, in respect of the Company's grant of Options and RSUs to certain directors, officers and consultants of the Company under the Equity Incentive Plan (as such terms are defined below) as announced on May 7, 2026.

  The material change report dated March 30, 2026, filed on March 31, 2026, in respect of the appointment of Mr. Zayn Kalyan as a director of the Company as announced on March 25, 2026.

  The material change report dated January 30, 2026, filed on January 30, 2026, in respect of the Company's grant of RSUs to a director of the Company under the Equity Incentive Plan as announced on January 26, 2026.

  The material change report dated October 30, 2025, filed on October 30, 2025, in respect of: (i) the completion of the Company's non-brokered private placement of 800,000 flow-through units at a price of C$2.00 per flow-through unit for aggregate gross proceeds of C$1,600,000 as announced on October 22, 2025; (ii) the Company's grant of Options and RSUs to a consultant of the Company under the Equity Incentive Plan as announced on October 22, 2025; and (iii) the completion of the Company's non-brokered private placement of 4,000,000 units at a price of C$2.50 per unit for aggregate gross proceeds of C$10,000,000 as announced on October 30, 2025.

  The material change report dated October 3, 2025, filed on October 3, 2025, in respect of the Company's acquisition of certain mineral rights comprising part of the Rift Project (as defined below) as announced on October 1, 2025.

  The material change report dated September 10, 2025, filed on September 10, 2025, in respect of: (i) the Company's acquisition of rights to explore and options to purchase a 2,407-acre midwestern U.S.-based property package of certain mineral rights comprising part of the Rift Project as announced on September 3, 2025; and (ii) the Company's grant of Options and RSUs to certain directors, officers and consultants of the Company under the Equity Incentive Plan as announced on September 8, 2025.

  The material change report dated September 10, 2025, filed on September 10, 2025, in respect of the Company's grant of Options to certain directors, officers and consultants of the Company under the Equity Incentive Plan as announced on March 14, 2025.

Any documents of the type described in Section 11.1 of Form 44-101F1 - Short Form Prospectus ("Form 44-101F1") of National Instrument 44-101 - Short Form Prospectus Distributions ("NI 44-101") filed by the Company with a securities commission or similar authority in any province or territory of Canada subsequent to the date of this prospectus and prior to the expiry of this prospectus, or the completion of the issuance of securities pursuant hereto, will be deemed to be incorporated by reference into this prospectus.

A reference herein to this prospectus also means any and all documents incorporated by reference in this prospectus. Any document of the type referred to above (excluding confidential material change reports), any business acquisition reports, the content of any news release disclosing financial information for a period more recent than the period for which financial statements are required and certain other disclosure documents as set forth in Item 11.1 of Form 44-101F1 of NI 44-101 filed by the Company with the securities commissions or similar regulatory authorities in any province or territory of Canada subsequent to the date of this prospectus and prior to the expiry of this prospectus, or the completion of the issuance of securities pursuant hereto, will be deemed to be incorporated by reference into this prospectus. In addition, all documents filed on Form 6-K, Form 20-F or Form 40-F by the Company with the SEC on or after the date of this prospectus, as applicable, shall be deemed to be incorporated by reference into the Registration Statement of which this prospectus forms a part, and in the case of documents or information deemed furnished on Form 6-K or Form 40-F, only to the extent specifically stated therein.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, in any prospectus supplement hereto or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Any template version of any "marketing materials" (as such term is defined in National Instrument 44-101 - Short Form Prospectus Distributions) filed after the date of a prospectus supplement and before the termination of the distribution of the securities offered pursuant to such prospectus supplement (together with this prospectus) is deemed to be incorporated by reference in such prospectus supplement.

Except where an exemption from the requirements under applicable securities legislation is available, including in connection with an ATM Distribution, a prospectus supplement containing the specific terms of an offering of securities will be sent or delivered to purchasers of such securities together with this prospectus, and will be deemed to be incorporated by reference into this prospectus as of the date of such prospectus supplement, but only for the purposes of the offering of securities covered by that prospectus supplement.

Upon our filing of a new annual information form on Form 51-102F2 - Annual Information Form ("Form 51-102F2") and the related annual financial statements and management's discussion and analysis with applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, the previous annual financial statements and management's discussion and analysis and all previous interim financial statements, supplemental information, material change reports and information circulars filed prior to the commencement of our financial year in which the new annual information form is filed will be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of our securities under this prospectus. Upon interim consolidated financial statements and the accompanying management's discussion and analysis being filed by us with the applicable securities regulatory authorities during the duration of this prospectus, all interim consolidated financial statements and the accompanying management's discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of securities under this prospectus.

Prospective purchasers should rely only on the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement. The Company has not authorized anyone to provide prospective purchasers with different or additional information. The Company is not making an offer of the securities in any jurisdiction where the offer is not permitted by law. Prospective purchasers should not assume that the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date on the front of this prospectus or the applicable prospectus supplement, or the date of any documents incorporated by reference herein.

References to our website in any documents that are incorporated by reference into this prospectus do not incorporate by reference the information on such website into this prospectus, and we disclaim any such incorporation by reference.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed or furnished with the SEC as part of the Registration Statement of which this prospectus forms a part: (i) the documents set out under the heading "Documents Incorporated by Reference"; (ii) the consents of the Company's auditor, legal counsel, technical report authors, as well as the consent of each other expert listed, if any, in the exhibit index of the Registration Statement; and (iii) the powers of attorney from our directors and officers, as applicable. The Company will also file a copy of each material document referred to under the heading "Description of Securities Being Distributed" in respect of any securities offered under this prospectus and any prospectus supplement with the Canadian securities regulators and the SEC, and incorporate them by reference as an exhibit to the Registration Statement of which this prospectus is a part, on or before the time the Company issues such securities.

THE COMPANY

The following description of the Company is, in some instances, derived from selected information about us contained in the documents incorporated by reference into this prospectus. This description does not contain all of the information about us and our properties and business that you should consider before investing in any securities. You should carefully read the entire prospectus and the applicable prospectus supplement, including the section entitled "Risk Factors", as well as the documents incorporated by reference into this prospectus and the applicable prospectus supplement, before making an investment decision.

Name, Address and Incorporation

The Company was incorporated on August 2, 2018 pursuant to the provisions of the Business Corporations Act (British Columbia) ("BCBCA") under the name "Eagle Bay Resources Corp.". The Company changed its name from "Eagle Bay Resources Corp." to "Apex Critical Metals Corp." on May 1, 2024.

The head office and principal business address of the Company is located at Suite 400 - 570 Granville Street, Vancouver, British Columbia, V6C 3P1, Canada, and its registered and records office are located at Suite 2501 - 550 Burrard Street, Vancouver, BC V6C 2B5 Canada.

The Company is currently a reporting issuer in the provinces of British Columbia and Ontario. Effective March 15, 2023, the Common Shares commenced trading on the CSE under the trading symbol "EBR". The Company changed its trading symbol to "APXC" on May 1, 2024 following its name change to "Apex Critical Metals Corp." The Company also trades on the OTCQX under the trading symbol "APXCF", on the EAP under the trading symbol "MLAPX", and on the FSE under the trading symbol "KL9".

The Company has one wholly-owned subsidiary, Elk Creek Rare Earth Corp. ("Elk Creek"), which was incorporated under the laws of the State of Nebraska on May 12, 2025. Elk Creek holds the exploration tenements that comprise the Midwestern U.S.-based property package of certain mineral rights (covering approximately 3,958 acres as of the date of this prospectus) known as the Rift Rare Earth Project within the Elk Creek carbonatite complex located in southeastern Nebraska, United States (the "Rift Project").

Business of the Company

Apex is a Canadian exploration company specializing in the acquisition and development of properties prospective for carbonatites and alkaline rocks with potential to host economic concentrations of rare earth elements (REEs), niobium, gold and copper mineralization. None of the Company's mineral properties are at commercial development or production stage. The Company is committed to building a robust portfolio of high quality projects.

The Company's flagship asset is the Rift Project, which is the subject the Rift Project, and hosts extensive rare earth rights surrounding one of North America's most advanced niobium deposits.

The Company's other material mineral property, which is the subject of the CAP Report, is a prospective REE property comprising approximately 2,824.3 hectares and located approximately 80 kilometres northeast of the community of Prince George (the "CAP Project").

Further information regarding the business of the Company or its operations and its mineral properties (the "Projects") can be found in the AIF, the Rift Report (with respect to the Rift Project), the CAP Report (with respect to the CAP Project), and the other documents incorporated by reference into this prospectus. See "Documents Incorporated by Reference".

For additional information with respect to the Company's business, operations and financial condition, refer to our AIF, Annual Financial Statements, and Annual MD&A available on SEDAR+ at www.sedarplus.ca.

Recent Developments

On December 8, 2025, the Company announced that it completed its 2025 re-logging and re-sampling program of preserved historical drill core from the Rift Project. The program was designed to establish a modern analytical baseline for the Rift Project carbonatite system by applying modern advanced geochemical and geological methods to drill core originally drilled by Molycorp Inc. during the 1970's and 1980's. A substantial portion of this core was preserved through the Conservation and Survey Division, School of Natural Resources at the University of Nebraska-Lincoln, enabling a rare opportunity for modern re-evaluation by the Company. The Company also announced that it has granted an aggregate of 75,000 incentive stock options ("Options") to purchase up to 75,000 Common Shares to a consultant under its 20% "rolling" or "evergreen" equity incentive plan (the "Equity Incentive Plan"), which was adopted by the board of directors (the "Board") on December 12, 2022 and last approved by the Shareholders at the Company's annual general and special meeting held on December 13, 2023. The Options are exercisable for a period of four years from the date of grant, expiring on December 5, 2027, at a price of C$2.50 per Common Share. Additionally, the Company announced that it granted an aggregate of 25,000 restricted share units ("RSUs") under the Equity Incentive Plan. The Options and RSUs will vest six months from the date of grant. Each vested RSU entitles the holder thereof to receive one Common Share, or the equivalent cash value thereof, in accordance with the terms of the Equity Incentive Plan. All Options, RSUs and the Common Shares underlying such Options and RSUs are subject to a statutory resale restriction of four months and one day from the date of issuance.

On December 15, 2025, the Company announced updates with respect to its 2025 sampling program at its 100%-owned Lac Le Moyne Project (the "Lac Le Moyne Project") located in Nunavik, Québec, including the results from a new carbonatite discovery and the staking of an additional 77 mineral claims, totaling approximately 3,609 hectares, on the eastern margin of the Lac Le Moyne Project to cover geophysical anomalies and the interpreted up-ice area, to the south/southeast, of the niobium-enriched boulders identified during the 2025 sampling program.

On December 31, 2025, the Company provided a summary of all analytical results from its 2025 regional exploration drilling program at the CAP Project, which consisted of nine helicopter-supported diamond drill holes totaling 2,323 metres, and provided a 2026 outlook at its CAP Project.

On January 5, 2026, the Company announced that it received approval from the Nebraska Department of Water, Energy and Environment for its mineral exploration permit at the Rift Project and provided updates with respect to its pre-drilling activities at the Rift Project.

On January 12, 2026, the Company announced that it secured Boart Longyear as the drilling contractor at the Company's Rift Project, with Boart Longyear contracted to complete approximately 8,000 metres of drilling across 10-15 drill holes.

On January 19, 2026, the Company provided a year-end summary of its 2025 activities and milestones at the Rift Project, along with a 2026 outlook including a more detailed summary of the Company's 2026 Phase I drill program at the Rift Project.

On January 26, 2026, the Company announced that the first drill rig arrived onsite for the Company's inaugural 2026 Phase I drill program at the Rift Project. The Company also announced that it granted an aggregate of 750,000 RSUs to a director of the Company under the Equity Incentive Plan. The RSUs were granted on January 23, 2026 and will vest as follows: (i) 375,000 RSUs will vest 12 months from the date of the grant, and; (ii) 375,000 RSUs will vest 24 months from the date of the grant. Each vested RSU entitles the holder thereof to receive one Common Share, or the equivalent cash value thereof, in accordance with the terms of the Equity Incentive Plan. The RSUs and Common Shares underlying the RSUs are subject to a statutory resale restriction of four months and one day from the date of issuance.

On February 2, 2026, the Company announced that it granted an aggregate of 200,000 Options exercisable to acquire up to 200,000 Common Shares at a price of C$2.75 per Common Share for a period of two years expiring on January 30, 2028. The Options were granted to a consultant of the Company under the Equity Incentive Plan. The Options and the Common Shares underlying such Options are subject to a statutory resale restriction of four months and one day from the date of issuance.

On February 10, 2026, the Company announced that its 2026 Phase I drill program at the Rift Project was fully mobilized, with two drill rigs active at the Rift Project, and provided an update with respect to drilling and core processing.

On February 18, 2026, the Company announced updates to its management team, including: (i) the appointment of Mr. Nathan Steinke as chief financial officer (CFO) of the Company; (ii) the appointment of Mr. Joness Lang as Executive Vice President of Growth Strategy; and (iii) the resignation of Ms. Jody Bellefleur as CFO of the Company, who remains a director and acting Corporate Secretary of the Company.

On February 23, 2026, the Company announced that it has been accepted into the U.S. Defense Industrial Base Consortium, a U.S. Department of Defense-supported initiative focused on accelerating collaboration between industry, academia, and government to advance technologies and supply chains critical to U.S. national security.

On March 18, 2026, the Company announced an update with respect to six drill holes completed and an additional two drill holes in progress under its 2026 Phase I drill program at the Rift Project.

On March 25, 2026, the Company announced the appointment of Mr. Zayn Kalyan as a director of the Company.

On April 7, 2026, the Company reported assay results from drill hole RIFT26-002, representing the first assay results received from the Company's 2026 Phase I drill program at the Rift Project.

On April 9, 2026, the Company announced it is attending the "Critical Materials Conference: Aerospace & Defence 2026" in Washington, DC, and provided additional corporate updates, including the filing of its previous technical report on the CAP Project on SEDAR+.

On April 17, 2026, the Company announced that it has been included in the recently launched exchange-traded fund (ETF) known as Sprott Rare Earths Ex-China ETF (Nasdaq: REXC). This new ETF is focused on companies engaged in the exploration, development, mining, separation, refining, and production of rare earth elements outside of China.

On April 28, 2026, the Company reported assay results from drill hole RIFT26-001A, and partial assay results from RIFT26-003. These assay results are the second batch of results received from the Company's 2026 Phase I drill program at the Rift Project.

On May 1, 2026, the Company announced that it has extended its marketing and investor awareness agreement with Rumble Strip Media Inc. to support ongoing investor outreach initiatives.

On May 6, 2026, the Company reported the remaining assay results from drill hole RIFT26-003 and provided updates on its next steps for the Rift Project.

On May 7, 2026, the Company announced that it granted an aggregate of 1,250,000 Options to acquire up to 1,250,000 Common Shares and 350,000 RSUs to certain directors, officers and consultants of the Company under the Equity Incentive Plan. The Options are exercisable at a price of C$2.18 per Common Share. Of the 1,250,000 Options granted, 750,000 Options are exercisable for a period of five years from the date of grant, expiring on May 7, 2031, and 33% of such Options will vest on the date that is four months from the date of grant, 33% on the date that is eight months from the date of grant, and 34% will vest on the date that is 12 months from the date of grant. The remaining 500,000 Options are exercisable for a period of two years from the date of grant, expiring on May 7, 2028, and vest in full on October 7, 2026. The 350,000 RSUs will vest in four equal 25% tranches, with 87,500 RSUs vesting every four months from the date of grant. Each vested RSU entitles the holder thereof to receive one Common Share, or the equivalent cash value thereof, in accordance with the terms of the Equity Incentive Plan. All Options, RSUs and the Common Shares underlying such Options and RSUs are subject to a statutory resale restriction of four months and one day from the date of issuance.

On May 15, 2026, the Company reported assay results from drillholes RIFT26-004, RIFT26-005A and partial results from RIFT26-006 and provided further updates and next steps on the 2026 Phase I drill program at the Rift Project.

On May 18, 2026, the Company announced it entered into an agreement with Canaccord Genuity Corp. to act as lead agent and sole bookrunner along with a syndicate of agents to be formed (the "Agents") in connection with a "best efforts" private placement (the "LIFE Offering") of up to 5,264,000 units of the Company (each, a "LIFE Unit", and, collectively, the "LIFE Units") at a price of C$1.90 per LIFE Unit for aggregate gross proceeds of up to C$10,001,600 under the Listed Issuer Financing Exemption (as defined below). Each LIFE Unit consisted of one Common Share and one Common Share purchase warrant of the Company (each, a "LIFE Warrant" and, collectively, the "LIFE Warrants"). Each LIFE Warrant is exercisable to acquire one Common Share (each, a "LIFE Warrant Share", and, collectively, the "LIFE Warrant Shares") at a price of C$2.60 per LIFE Warrant Share for a period of 24 months from the closing date. The LIFE Warrants are not listed for trading on any securities exchange. The LIFE Offering was expected to close on or about June 2, 2026, or such other date as determined by the Company and the Agents, such date being no later than 45 days from the date the LIFE Offering was announced. The Company agreed to grant the Agents an option to sell up to 789,600 additional LIFE Units for C$1.90 per LIFE Unit for additional gross proceeds of up to C$1,500,240, which was exercisable at any time up to 48 hours prior to the closing date. Subject to compliance with applicable regulatory requirements and in accordance with National Instrument 45-106 - Prospectus Exemptions ("NI 45-106"), the LIFE Offering was being made to purchasers resident in all provinces and territories of Canada, except Québec, pursuant to the listed issuer financing exemption under Part 5A of NI 45-106, as modified by Coordinated Blanket Order 45-935 - Exemptions from Certain Conditions of the Listed Issuer Financing Exemption (collectively, the "Listed Issuer Financing Exemption"). The LIFE Units offered under the Listed Issuer Financing Exemption are not subject to resale restrictions in Canada in accordance with applicable Canadian securities laws. The LIFE Units were also offered to investors outside of Canada pursuant to BC Instrument 72-503 - Distributions of Securities outside British Columbia, provided that no prospectus filing or comparable obligation arises in such other jurisdiction. Any sale of LIFE Units to persons in the United States was to be made to "Accredited Investors" pursuant to Rule 506(b) of Regulation D (including "Qualified Institutional Buyers" as defined in Rule 144A who are also "Accredited Investors") adopted by the SEC under the U.S. Securities Act. As consideration for their services in connection with the LIFE Offering, the Company agreed to pay the Agents a cash commission equal to 6% of the gross proceeds of the LIFE Offering and compensation warrants exercisable to acquire Common Shares equal to 3% of the aggregate number of LIFE Units sold under the LIFE Offering (the "LIFE Compensation Warrants"), with each LIFE Compensation Warrant exercisable to purchase one Common Share for C$1.90 per Common Share for a period of 24 months from the closing date. In each case, the consideration was to be reduced to 3% in the case of investors on the president's list. The Company intends to use the gross proceeds of the LIFE Offering to fund exploration of the Company's Rift Project, the CAP Project, and the Lac Le Moyne Project, and for general working capital purposes as further set out in the Company's offering document dated May 18, 2026 on Form 45-106F19 - Listed Issuer Financing Document (the "LIFE Offering Document").

On May 19, 2026, the Company announced an upsize to the LIFE Offering, pursuant to which the Company may offer up to 7,895,000 LIFE Units for C$1.90 per LIFE Unit for aggregate gross proceeds of up to C$15,000,500, in accordance with an amended agreement entered into by the Company with the Agents and the amended and restated LIFE Offering Document dated May 19, 2026 (the "A&R LIFE Offering Document"). The A&R LIFE Offering Document was filed by the Company under its profile on SEDAR+ at www.sedarplus.ca. All other terms and conditions of the LIFE Offering remained unchanged.

On June 2, 2026, the Company announced that it closed the upsized LIFE Offering, pursuant to which the Company issued 7,895,000 LIFE Units for C$1.90 per LIFE Unit for aggregate gross proceeds of C$15,000,500. In consideration for their services, the Agents received aggregate cash fees equal to 6% of the gross proceeds of the LIFE Offering (reduced to 3% in respect of investors on the president's list) and 394,740 non-transferable LIFE Compensation Warrants. The LIFE Compensation Warrants and Common Shares issuable upon their exercise are subject to a statutory hold period of four months and one day from the closing date of the LIFE Offering. Certain insiders of the Company participated in the LIFE Offering, which constituted a related-party transaction as defined in Multilateral Instrument 61-101 - Protection of Minority Securityholders in Special Transactions ("MI 61-101"). The issuance of LIFE Units to insiders was exempt from the valuation requirements of Section 5.4 of MI 61-101 pursuant to Subsection 5.5(a) of MI 61-101, and exempt from the minority shareholder approval requirements of Section 5.6 of MI 61-101, pursuant to Subsection 5.7(1)(a) of MI 61-101.

On June 3, 2026, the Company announced updates regarding expanded drilling and exploration plans at the Rift Project (including a Phase II drill plan), its objective to complete an inaugural mineral resource estimate on the Rift Project in the first half of the 2027 calendar year, updates on received and pending assay results from the 2026 Phase I drill program at the Rift Project, and updates on preliminary mineralogy and metallurgical work for the Rift Project.

On June 16, 2026, the Company announced that it filed the Rift Report on SEDAR+.

On June 22, 2026, the Company reported assay results from drill hole RIFT26-007, RIFT26-008, RIFT26-009, and RIFT26-010, that it has merged its originally planned two-phase drilling program (2026 Phase I drill program and Phase II drill plan), and provided further program updates and next steps for the Rift Project.

On June 30, 2026, the Company announced that it commenced its 2026 exploration program at the CAP Project, with a drill rig mobilized and drilling underway. The 2026 exploration program at the CAP Project is expected to include four drillholes totaling approximately 1,200 metres and is designed around two principal objectives: testing the large buried geophysical anomaly to the west of the 2025 drill corridor and following up on the Company's 2025 niobium discovery at CAP25-006.

On July 9, 2026, the Company announced that Euronext Paris approved the admission of the Common Shares for trading on the Euronext Access Paris (EAP) effective as of July 9, 2026 under the symbol "MLAPX". EAP is a market operated by Euronext Paris designed to provide companies with access to European capital markets and increased exposure to international investors.

On August 5, 2026, the Company announced the appointment of Mr. Trevor Hall as a director of the Company.

On August 6, 2026, the Company filed the CAP Report on SEDAR+.

MATERIAL MINERAL PROPERTY

If a material part of the proceeds of any offering or distribution that is conducted pursuant to a prospectus supplement to this prospectus is to be expended on a particular mineral property that is material to the Company at the time of such offering or distribution, and the AIF or the then current annual information form of the Company does not contain the disclosure required under section 5.4 of Form 51-102F2 for the property or that disclosure is inadequate or incorrect due to changes, the Company will disclose the information required under section 5.4 of Form 51-102F2 in the applicable prospectus supplement. See "Use of Proceeds".

RISK FACTORS

Investing in our securities is speculative and involves a high degree of risk due to the nature of our business and the present stage of its development. The following risk factors, as well as risks currently unknown to us, could materially and adversely affect our future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, or its business, property or financial results, each of which could cause purchasers of our securities to lose part or all of their investment. The risks set out below are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects. You should also refer to the other information set forth or incorporated by reference in this prospectus or any applicable prospectus supplement, including our AIF, our Annual Financial Statements and the related notes, as well as our Annual MD&A. A prospective purchaser should carefully consider the risk factors set out below along with the other matters set out or incorporated by reference in this prospectus.

Risks Related to Apex's Securities

Price Volatility of Publicly Traded Securities

The Common Shares are listed on the CSE and posted for trading on the OTCQX and the FSE. Securities of mineral exploration and development companies have experienced substantial volatility in the past, often based on factors unrelated to the companies' financial performance or prospects. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. The price of the Common Shares is also likely to be significantly affected by short-term changes in copper, gold, niobium, REEs or other mineral prices or in Apex's financial condition or results of operations. Other factors unrelated to Company performance that may affect the price of the Common Shares include the following: (i) the extent of analytical coverage available to investors concerning Apex's business may be limited if investment banks with research capabilities do not follow the Company; (ii) lessening in trading volume and general market interest in the Common Shares may affect an investor's ability to trade significant numbers of Common Shares; (iii) the size of Apex's public float may limit the ability of some institutions to invest in the Common Shares; and (iv) a substantial decline in the price of the Common Shares that persists for a significant period of time could cause the Common Shares to be delisted from the CSE and to be ceased from trading on the OTCQX or FSE, or any exchange the Common Shares are trading on, further reducing market liquidity. As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect Apex's long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. Apex may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Substantial Number of Authorized but Unissued Common Shares

Apex has an unlimited number of Common Shares which may be issued by the Board without further action or approval of the Shareholders. While the Board is required to fulfill its fiduciary obligations in connection with the issuance of such Common Shares, Common Shares may be issued in transactions with which not all Shareholders agree. The issue of Common Shares, whether for a financing or an Acquisition, may substantially dilute the Shareholders.

Need for Future Financing

The future development of the Company's business will require additional financings or refinancings, including potential refinancing of any potential future debt. Notwithstanding that the Company has been successful in raising capital to date, there are no assurances that further equity or debt financing, or refinancing, will be available, or if available, available on terms acceptable to the Company. If sufficient capital is not available, or potential future debt cannot be refinanced on acceptable terms, the Company may be required to delay the expansion of its business and operations, which could have a material adverse effect on the Company's business, financial condition, prospects or results of operations.

Securities or Industry Analysis

The trading market for the Common Shares could be influenced by research and reports that industry and/or securities analysts may publish about the Company, its business, the market or its competitors. Apex does not have any control over these analysts and cannot assure that such analysts will cover Apex or provide favourable coverage. If any of the analysts who may cover Apex's business change their recommendation regarding Apex's securities adversely, or provide more favourable relative recommendations about its competitors, the price of the Common Shares would likely decline. If any analysts who may cover Apex's business were to cease coverage or fail to regularly publish reports on the Company, it could lose visibility in the financial markets, which in turn could cause the Common Share price or trading volume to decline.

Reputational Risk

The Company's business, operations or financial condition may be negatively impacted by any negative public opinion toward the mining industry, the Company, the Projects, or as a result of any negative sentiment toward, or in respect of, the Company's reputation with stakeholders, special interest groups, political leadership, the media or other entities. Public opinion may be influenced by certain media and special interest groups' negative portrayal of the industry in which the Company operates as well as such groups' opposition to certain mining projects. Potential impacts of negative public opinion or reputational issues may include delays or interruptions in operations, legal or regulatory actions or challenges, blockades, increased regulatory oversight, reduced support for, delays in, challenges to, or the revocation of regulatory approvals, permits and/or licences and increased costs and/or cost overruns. The Company's reputation and public opinion could also be impacted by the actions and activities of other companies operating in the mining industry, particularly producers, over which the Company has no control. Opposition from special interest groups opposed to mining and the possibility of climate or environment-related litigation against governments and mining companies may impact the Company's reputation.

Risks Related to an Offering

Discretion over Use of Proceeds

The Company intends to allocate the net proceeds it will receive from an offering as described under "Use of Proceeds" in this prospectus and the applicable prospectus supplement; however, the Company will have discretion in the actual application of the net proceeds. The Company may elect to allocate the net proceeds differently from that described in "Use of Proceeds" in this prospectus and the applicable prospectus supplement if the Company believes it would be in the Company's best interests to do so. The Company's Shareholders may not agree with the manner in which the Company chooses to allocate and spend the net proceeds from an offering. The failure by the Company to apply these funds effectively could have a material adverse effect on the business of the Company.

Dilution from Exercise of Convertible Securities

The Company has outstanding Options and RSUs under its Equity Incentive Plan, and may grant and have outstanding from time to time other share-based compensation under its Equity Incentive Plan, all of which represents a right to receive Common Shares upon vesting and the exercise (as applicable) of such Options, RSUs or such other share-based payments as the Company may introduce from time to time. Further, the Company may issue warrants in the future, which may represent a right to acquire additional Common Shares. The vesting and exercise of Options, RSUs or warrants and the subsequent issue and/or resale of Common Shares underlying such convertible securities in the public market, could adversely affect the prevailing market price of the Common Shares and the Company's ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional Common Shares, Options, RSUs and other securities convertible into Common Shares. Any Common Share issuances from the Company's treasury will result in immediate dilution to existing Shareholders' percentage interest in the Company.

Sales by Existing Shareholders Can Reduce Common Share Prices

Sales of a substantial number of Common Shares in the public market could occur at any time. These sales, or the market perception that the holders of a large number of Common Shares intend to sell Common Shares, could reduce the market price of the Common Shares. If this occurs and continues, it could impair the Company's ability to raise additional capital through the sale of securities.

Liquidity of Common Shares

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading market, and that the Company will continue to meet the listing and trading requirements of the CSE, OTCQX, EAP and FSE or achieve or maintain a listing on any other securities exchange. The Company has applied to list the Common Shares, represented by ADRs, on the Nasdaq. The ability to successfully list our Common Shares, represented by ADRs, on the Nasdaq is uncertain. If an active trading market does not develop in the United States, you may have difficulty selling any of the Common Shares, represented as ADRs, that you buy over a U.S. exchange or on any automated dealer quotation system. The Company cannot predict the extent to which investor interest in the Company will lead to the development of an active trading market on the Nasdaq or otherwise, or how liquid that market might become. Listing of our Common Shares, represented as ADRs, on the Nasdaq in addition to the CSE may increase price volatility on the CSE and also result in volatility of the trading price on the Nasdaq because trading will be in two markets, in two different forms of securities, which may result in less liquidity on both exchanges. In addition, different liquidity levels, volumes of trading, currencies and market conditions on the two exchanges with two securities may result in different prevailing trading prices for the Common Shares or Common Shares represented by ADRs.

Absence of a Public Market for Certain Securities

There is no public market for the debt securities, warrants, subscription receipts, securities purchase contracts or units contemplated by this prospectus and, unless otherwise specified in the applicable prospectus supplement, the Company does not intend to apply for listing of the debt securities, warrants, subscription receipts, securities purchase contracts or units on any securities exchanges. If the debt securities, warrants, subscription receipts, securities purchase contracts or units are traded after their initial issuance, they may trade at a discount from their initial offering prices depending on prevailing interest rates (as applicable), the market for similar securities and other factors, including general economic conditions and our financial condition. There can be no assurance as to the liquidity of the trading market for the debt securities, warrants, subscription receipts, share purchase contracts or units, or that a trading market for these securities will develop at all.

Unsecured Debt Securities

The Company carries on the majority of its business with respect to the Rift Project through its subsidiary, Elk Creek, and all or substantially all of its U.S. assets are held by Elk Creek. The Company's results of operations and ability to service any indebtedness, including future debt securities, with respect to the Rift Project are dependent upon the results of operations and the payment of funds by Elk Creek to the Company in the form of loans, dividends or otherwise. Unless otherwise indicated in the applicable prospectus supplement, the Company's subsidiary (or subsidiaries, as applicable from time to time) will not have an obligation to pay amounts due pursuant to any debt securities or to make any funds available for payment on debt securities, whether by dividends, interest, loans, advances or other payments. In addition, the payment of dividends and the making of loans, advances and other payments to the Company by its subsidiary may be subject to statutory or contractual restrictions. Unless otherwise indicated in the applicable prospectus supplement, the indenture governing the Company's debt securities is not expected to limit the Company's ability or the ability of its subsidiary to incur indebtedness. Unless otherwise indicated in the applicable prospectus supplement, such indebtedness of the Company's subsidiary would be structurally senior to the debt securities. As such, in the event of the liquidation of its subsidiary, the assets of the subsidiary would be used first to repay the obligations of the subsidiary, including indebtedness and trade payables, prior to being used by the Company to pay its indebtedness, including any debt securities. See "Description of Debt Securities".

Effect of Changes in Interest Rates on Debt Securities

Prevailing interest rates will affect the market price or value of any debt securities. The market price or value of any debt securities may increase or decline as prevailing interest rates for comparable debt instruments rise or decline.

Effect of Fluctuations in Foreign Currency Markets on Debt Securities

While the Company does not currently have any foreign currency indebtedness and does not intend to incur any such indebtedness; if incurred, debt securities denominated or payable in foreign currencies may entail significant risk. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls, and potential liquidity restrictions in the secondary market. These risks will vary depending upon the currencies involved and will be described in the prospectus supplement.

Risks Related to the Company and its Business

History of Losses

The Company generates no operating revenue from exploration or evaluation activities on its property interests and has negative cash flow from operating activities. The Company anticipates that it will continue to have negative cash flow until such time that commercial production is achieved at a particular mineral project. To the extent that the Company has negative operating cash flows in future periods in excess of amounts disclosed under "Use of Proceeds" in this prospectus or any prospectus supplement, it may need to deploy a portion of its existing working capital to fund such negative cash flow. It is the Company's intention to retain sufficient working capital for it to continue its operations without a significant risk that it will not be able to proceed as a going concern. See "Use of Proceeds".

The Company does not know if business operations will ever become profitable, and if so, when, or if the Company will continue to incur net losses. The Company is therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations concerning personnel, financial and other resources, and lack of revenue. The Company expects to incur significant expenses as it develops and expands its business, which will make it harder for the Company to achieve and maintain future profitability, if at all. The Company may incur significant losses in the future for several reasons, including the other risks described in this prospectus, any accompanying prospectus supplement, and the documents incorporated herein and therein by reference, and the Company may encounter unforeseen expenses, difficulties, complications, delays, and other unknown events. Accordingly, the Company may not be able to achieve or maintain profitability.

Effect of Nasdaq Application and Listing

The Company has applied to list its Common Shares, represented by ADRs, on the Nasdaq. As a company that intends to list securities in the United States, upon listing of our Common Shares, represented by ADRs, onto the Nasdaq, the Company will be subject to certain of the requirements of the Sarbanes-Oxley Act of 2002, as amended ("SOX"). Section 404 of SOX ("Section 404") requires companies subject to the reporting requirements of the U.S. securities laws to complete a comprehensive evaluation of its internal controls over financial reporting. To comply with this statute, we will be required to document and test our internal control procedures and our management will be required to assess and issue a report concerning the Company's internal controls over financial reporting. Pursuant to the United States Jumpstart Our Business Startups Act of 2012, we would be classified as an "emerging growth company" and be exempt from certain reporting requirements, including the independent auditor attestation requirements of Section 404(b) of SOX. Under this exemption, our independent auditor will not be required to attest to and report on management's assessment of our internal controls over financial reporting during a five-year transition period. We will need to prepare for compliance with Section 404 by strengthening, assessing and testing our system of internal controls to provide the basis for the report. However, the continuous process of strengthening our internal controls and complying with Section 404 is complicated and time-consuming. Furthermore, we believe that our business will grow both domestically and internationally, in which case our internal controls will become more complex and will require significantly more resources and attention to ensure our internal controls remain effective overall. During the course of our testing, management may identify material weaknesses or significant deficiencies, which may not be remedied in a timely manner to meet the deadline imposed by SOX. If management cannot favorably assess the effectiveness of our internal controls over financial reporting, or our independent registered public accounting firm identifies material weaknesses in our internal controls, investor confidence in our financial results may weaken, and the market price of our securities may suffer. The Common Shares, represented by ADRs, may be listed on the Nasdaq as early as September 2026, at which time the Company would be subject to the foregoing impacts.

Significant Resources to Regulatory Compliance as a Public Entity

As a public company, we incur significant legal, accounting and other expenses. Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in recent years. We anticipate that costs may continue to increase with corporate governance related requirements, including, without limitation, requirements under NI 43-101, National Instrument 51-102 - Continuous Disclosure Obligations, National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings, National Instrument 52-110 - Audit Committees, National Instrument 58-101 - Disclosure of Corporate Governance Practices, SOX, the U.S. Exchange Act, as well as policies and rules adopted, and to be adopted, by the Canadian Securities Administrators, CSE, SEC, Nasdaq and any other exchange or securities regulatory authority under whose jurisdiction the Company may fall.

Our management and other personnel have devoted, and will continue to devote, a substantial amount of time to regulatory compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and make some activities more time-consuming and costly. For example, these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance. Our testing, or any subsequent testing by its independent auditor, may in the future reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. We will incur substantial accounting expense and expend significant management efforts to comply with internal control over financial reporting requirements. Moreover, if we are not able to comply with these requirements in a timely manner or if it or its independent auditor identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our Common Shares could decline, and we could be subject to sanctions or investigations by applicable securities regulatory authorities, which would require additional financial and management resources.

Risks and Other Considerations Related to the Company

Prospective purchasers should carefully consider the risks in the documents incorporated by reference into this prospectus, including in the AIF and Annual MD&A under the sections entitled "Risk Factors". If any of such or other risks occurs, the Company's business, prospects, financial condition, financial performance and cash flows could be materially adversely impacted. In that case, the applicable securities could decline in value and purchasers could lose all or part of their investment. There is no assurance that any risk management steps taken by the Company will avoid future loss due to the occurrence of such risks or other unforeseen risks.

USE OF PROCEEDS

Unless we otherwise indicate in a prospectus supplement relating to a particular offering, we currently intend to use the net proceeds from the sale of our securities for general corporate and working capital requirements, including to fund ongoing operations and/or working capital requirements, to repay indebtedness outstanding from time to time, to complete future Acquisitions or for other corporate purposes as set forth in the prospectus supplement relating to the offering of the securities. We may also use a portion of the net proceeds to fund or partially fund exploration or subsequent development phases on the Company's Projects. As at the date of this prospectus, the Company has not identified any specific Acquisition opportunities. See "Business Objectives".

The Company had negative cash flow from operating activities for the financial year ended July 31, 2025. To the extent that the Company has negative cash flow from operating activities in future periods, the Company may need to allocate a portion of its cash reserves or raise additional funds through the issuance of equity or debt securities to fund such negative cash flow. The Company will disclose in any prospectus supplement to this prospectus whether, and if so, to what extent, the proceeds of the distribution of any securities will be used to fund any anticipated negative cash flow from operating activities in future periods. See "Risk Factors".

Pending the use of the proceeds described above, the Company may invest all or a portion of the proceeds of the offering in short-term, high quality, interest-bearing corporate, government issued or government guaranteed securities.

The Company's actual use of the net proceeds may vary depending on the Company's operating and capital needs from time to time and, as such, there may be circumstances where, for sound business reasons, a reallocation of the use of proceeds is necessary. Any such reallocations will be determined at the discretion of the Company's management and there can be no assurance as of the date of this prospectus as to how those funds may be reallocated. More detailed information regarding the use of proceeds from the sale of securities, including any determinable milestones at the applicable time, will be described in a prospectus supplement. We may also, from time to time, issue securities other than pursuant to a prospectus supplement to this prospectus. All expenses relating to an offering of securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the proceeds from the sale of such securities, unless otherwise stated in the applicable prospectus supplement or offering document, as applicable. Unless otherwise set forth in the applicable prospectus supplement, the Company will not receive any proceeds from any sale of securities by any Selling Securityholder.

Business Objectives

The Company's mission is to create stakeholder value through the further exploration and subsequent development of the Company's Projects, and the strategic Acquisition and advancement of early-stage mineral exploration and mining properties. The Company is committed to expanding its exploration operations and managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the communities in which we operate. In the near term, the Company is primarily focused on:

  continued drilling and exploration of regional targets on the CAP Project and the Rift Project, with the intent of advancing each towards a maiden mineral resource estimate; and

  funding the evaluation of potential Acquisitions, including the acquisition or staking of other exploration or development stage mineral properties.

CONSOLIDATED CAPITALIZATION

As of August 10, 2026, there were 96,455,541 Common Shares issued and outstanding, 17,176,621 outstanding warrants to purchase 17,176,621 Common Shares, 10,411,000 outstanding Options to purchase 10,411,000 Common Shares, and 2,785,000 outstanding RSUs representing a right to a further 2,785,000 Common Shares (once vested), for a total of 126,828,162 Common Shares on a fully-diluted basis.

Since the date of the Interim Financial Statements, which are incorporated by reference in this prospectus, there has been no material change to the share and loan capital of the Company on a consolidated basis, other than the completion of the LIFE Offering or as otherwise disclosed in this prospectus or in any document incorporated by reference herein. See "Recent Developments" and "Documents Incorporated by Reference".

The applicable prospectus supplement will describe any material change, and the effect of such material change, on the share and loan capital of the Company that will result from the issuance of securities under such prospectus supplement.

PRIOR SALES

Information in respect of our Common Shares that we issued within the previous 12-month period, including Common Shares that we issued upon the exercise of issued warrants, granted Options, or the vesting of RSUs, deferred share units or performance share units under our Equity Incentive Plan, will be provided as required in a prospectus supplement with respect to the issuance of securities pursuant to such prospectus supplement.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the CSE under the symbol "APXC", on the OTCQX under the symbol "APXCF", on the EAP under the symbol "MLAPX", and on the FSE under the symbol "KL9". The Company has applied to list its Common Shares, represented by ADRs, on the Nasdaq, however, the successful listing of our Common Shares, represented by ADRs, on the Nasdaq is uncertain. If the Common Shares, represented by ADRs, are listed on the Nasdaq, the Common Shares will cease trading on the OTCQX.

Trading price and volume information for the Company's securities will be provided as required for all of our Common Shares in each prospectus supplement to this prospectus.

EARNINGS COVERAGE

If we offer debt securities having a term to maturity in excess of one year under this prospectus and any applicable prospectus supplement, the applicable prospectus supplement will include earnings coverage ratios giving effect to the issuance of such securities.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

In this section, references to "we", "us", "our", the "Company" or "Apex" refers to Apex Critical Metals Corp., but not to our subsidiary.

Authorized and Issued Share Capital

As of the date of this prospectus, our authorized share structure consists of a single class of shares, being an unlimited number of Common Shares without par value. As of August 10, 2026, there were 96,455,541 Common Shares issued and outstanding as fully paid and non-assessable shares of the Company, and a total of 126,828,162 Common Shares issued and outstanding on a fully-diluted basis. See "Consolidated Capitalization".

Description of Common Shares

All of our Common Shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and entitlement to any dividends declared by the Company. The holders of our Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of Shareholders (other than meetings at which only holders of another class or series of securities are entitled to vote). Each Common Share carries the right to one vote. In the event of the liquidation, dissolution or winding-up of the Company, the holders of our Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the payment by the Company of all of its liabilities, subject to the rights of holders of other classes ranking in priority to our Common Shares with respect to such assets, if any. The holders of our Common Shares are entitled to receive any dividends declared by the Company in respect of the Common Shares, subject to the rights of holders of other classes ranking in priority to our Common Shares with respect to the payment of dividends, on a pro rata basis. The Common Shares do not carry any pre-emptive, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions. Provisions as to the creation, modification, amendment or variation of such rights or such provisions are contained in the BCBCA and the articles of the Company.

Dividend Policy

The Company has no fixed dividend policy and has not declared or paid any dividends to date on our Common Shares. Subject to the BCBCA, the actual timing, payment and amount of any dividends declared and paid by the Company will be determined by and at the sole discretion of the Board from time to time based upon, among other factors, the Company's cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and exploration and such other considerations as the Board in its discretion may consider or deem relevant.

Description Of Common Shares Represented by Depositary Shares

DEPOSITARY SHARES WILL NOT BE OFFERED OR SOLD IN CANADA.

The following is a brief summary of certain general terms and provisions of the depositary shares that may represent Common Shares (each, a "Depositary Share") offered pursuant to this prospectus. This summary does not purport to be complete. The particular terms and provisions of the Depositary Shares as may be offered pursuant to this prospectus will be set forth in the applicable prospectus supplement pertaining to such offering of Depositary Shares, and the extent to which the general terms and provisions described below may apply to such Depositary Shares will be described in the applicable prospectus supplement. The following description is subject to the detailed provisions of the applicable Deposit Agreement (as defined below).

To the extent that any particular terms of the Depositary Shares or the Deposit Agreement described in a prospectus supplement differ from any of the terms described below, then the terms described below will be deemed to have been superseded by that prospectus supplement relating to such Depositary Shares. The Company will file each of these documents with the Canadian securities regulators and the SEC, and incorporate them by reference as an exhibit to the Registration Statement of which this prospectus is a part, on or before the time the Company issues Depositary Shares pursuant to a prospectus supplement to this prospectus. See "Additional Information" and "Documents Incorporated by Reference" above for information on how to obtain a copy of any Deposit Agreement or other material Depositary Share document, as applicable, when it is filed.

We may, at our option, elect to offer Depositary Shares, including American Depositary Shares, that represent either a whole Common Share, multiple Common Shares or a fraction of a Common Share as more fully described below. Prospectus purchasers may acquire and hold American Depositary Shares directly either: (i) by having an American Depositary Receipt (an "ADR"), which is a certificate evidencing a specific number of American Depositary Shares, registered in the purchasers name; or (ii) by having uncertificated American Depositary Shares registered in the investors name. Prospectus purchasers may also acquire American Depositary Shares indirectly by holding a security entitlement in American Depositary Shares through a broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. Any Common Share(s) (or fractional Common Shares) represented by Depositary Shares will be deposited under one or more deposit agreements (the "Deposit Agreement") among us, a depositary to be named in the applicable prospectus supplement, and the holders and beneficial owners from time to time of Depositary Shares issued thereunder. Subject to the terms of the applicable Deposit Agreement, each registered holder of a Depositary Share will be entitled, in proportion to the applicable multiple or fraction of a Common Share represented by the Depositary Shares, to certain contractual rights with respect to the Common Shares represented thereby (including, as applicable, dividend, voting, redemption, subscription and liquidation rights). Immediately following our issuance of Common Shares that will be offered as Depositary Shares, we will deposit the Common Shares with the depositary.

Dividends and other Distributions

The depositary will distribute all cash dividends or other cash distributions received in respect of the Common Shares to the record holders of the Depositary Shares relating to the Common Shares in proportion to the number of the Depositary Shares owned by those holders as of the applicable record date set for such dividends or distributions. In the event of a distribution other than in cash, the depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto in proportion to the number of Depositary Shares owned by those holders as of the applicable record date set for such distribution, unless the depositary determines that the distribution cannot be made proportionately among those holders or that it is not feasible to make the distributions, in which case the depositary may adopt any method as it deems equitable and practicable for the purpose of effecting the distribution, including the sale (at public or private sale) of the securities or property thus received, or any part thereof, at the place or places and upon those terms as it may deem proper. The amount distributed in any of the foregoing cases will be reduced by any amounts required to be withheld by us or the depositary on account of taxes or other governmental charges and the amount of fees payable to the depositary for making the distribution. To the extent there is insufficient distributable cash and the depositary is unable to otherwise collect a fee from holders of Depositary Shares and does not waive that fee, it will use reasonable efforts to sell a portion of any securities to be distributed to holders of Depositary Shares that are obligated to pay that fee and apply the net proceeds of sale to pay that fee.

Redemption of Depositary Shares

If any Common Shares underlying the Depositary Shares are subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the depositary resulting from any redemption, in whole or in part, of the Common Shares held by the depositary. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to the Common Shares. If we redeem Common Shares held by the depositary, the depositary will redeem as of the same redemption date the number of Depositary Shares representing the Common Shares so redeemed. If less than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or substantially equivalent method determined by the depositary. After the date fixed for redemption, the Depositary Shares so called for redemption, all rights of the holders of those Depositary Shares will cease, except the right to receive the monies payable upon redemption and any money or other property to which the holders of the Depositary Shares were entitled upon such redemption, upon surrender to the depositary of those Depositary Shares. Applicable fees of the depositary and any applicable taxes will be deducted from the payments surrendering holders will receive.

Voting Rights

Upon receipt of notice of any meeting at which the holders of any Common Shares are entitled to vote, the depositary will, if requested in writing by the Company, mail the information contained in the notice of meeting, the accompanying information circular, and any related proxy materials to the record holders of the Depositary Shares relating to the Common Shares as of a record date set by the depositary in accordance with its own internal regulations, policies and procedures. Each record holder of the Depositary Shares as of that record date will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the number of Common Shares represented by that holder's Depositary Shares. The depositary will endeavor, insofar as practicable, to vote or cause to be voted the number of Common Shares represented by the Depositary Shares in accordance with the instructions, provided the instruction is received by a cut-off date established by the depositary, and we will agree to take all reasonable action that may be deemed necessary by the depositary in order to enable the depositary to do so. The depositary will abstain from voting the Common Shares to the extent it does not receive specific instructions from the holders of Depositary Shares representing the Common Shares. If the Company does not instruct the depositary to solicit voting instructions, registered holders of Depositary Shares may still send instructions and the depositary may endeavor to carry out those instructions, but it is not required to do so.

Withdrawal

Holders of Depositary Shares may surrender their Depositary Shares for the purpose of withdrawal at the depositary's office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the Common Shares underlying the Depositary Shares to the holder of Depositary Shares or a person the holder designates at the office of the custodian. If ADRs delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of whole shares of the related Common Shares to be withdrawn, the depositary will deliver to the holder or upon his or her order at the same time the excess number of Depositary Shares.

Charges of Depositary

We will pay all transfer and other taxes and the governmental charges arising solely from the existence of any Deposit Agreement or similar arrangements for Depositary Shares. We will pay the charges of the depositary in connection with the initial deposit of the related Common Shares and the initial issuance of the offered Depositary Shares. Holders of Depositary Shares will pay transfer and other taxes and governmental charges and all other fees and charges as are expressly provided in the applicable Deposit Agreement to be for their accounts.

Miscellaneous

If requested by the Company, the depositary will forward to the holders of Depositary Shares reports and communications from the Company that are delivered to the depositary. The depositary's office location will be identified in the applicable prospectus supplement. Unless otherwise set forth in the applicable prospectus supplement, the depositary will act as a branch transfer agent and branch registrar for Depositary Shares in accordance with the provisions of the BCBCA. Prospective purchasers of Depositary Shares should be aware that certain tax, accounting and other considerations may be applicable to instruments such as Depositary Shares. The applicable prospectus supplement will describe such considerations, to the extent they are material, as they apply generally to purchasers of such Depositary Shares.

Description Of Debt Securities

The following description of the terms of debt securities sets forth certain general terms and provisions of debt securities in respect of which a prospectus supplement may be filed. The particular terms and provisions of debt securities offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the prospectus supplement filed in respect of such debt securities. Prospective purchasers should rely on information in the applicable prospectus supplement if it is different from the following information.

Debt securities may be offered separately or in combination with one or more other securities of the Company. The Company may, from time to time, issue debt securities and incur additional indebtedness other than through the issue of debt securities pursuant to this prospectus.

The Company will deliver, along with this prospectus, an undertaking to the securities regulatory authority in each of the provinces of British Columbia and Ontario that, if any debt securities are distributed under this prospectus, the Company will, for so long as such debt securities are issued and outstanding, file the periodic and timely disclosure of any credit supporter similar to the disclosure required under Section 12.1 of Form 44-101F1 - Short Form Prospectus ("Form 44-101F1").

Any prospectus supplement to this prospectus offering guaranteed debt securities will comply with the requirements of Item 12 of Form 44-101F1 or the conditions for an exemption from those requirements and will include a certificate from each credit supporter as required by section 21.1 of Form 44-101F1 and section 5.12 of National Instrument 41-101 - General Prospectus Requirements.

The debt securities will be issued under one or more indentures (each, a "Trust Indenture"), in each case between the Company and a financial institution or trust company organized under the laws of Canada or any province thereof and authorized to carry on business as a trustee (each, a "Trustee").

The following description sets forth certain general terms and provisions of the debt securities and is not intended to be complete. The particular terms and provisions of the debt securities and a description of how the general terms and provisions described below may apply to the debt securities will be included in the applicable prospectus supplement. The following description is subject to the detailed provisions of the applicable Trust Indenture or any other applicable debt securities document or agreement. The Company will file each of these documents with the Canadian securities regulators and the SEC, and incorporate them by reference as an exhibit to the Registration Statement of which this prospectus is a part, on or before the time the Company issues debt securities pursuant to a prospectus supplement to this prospectus. See "Additional Information" and "Documents Incorporated by Reference" above for information on how to obtain a copy of a Trust Indenture and any material debt securities document, as applicable, when it is filed.

General

The applicable Trust Indenture will not limit the aggregate principal amount of debt securities that may be issued under such Trust Indenture and will not limit the amount of other indebtedness that the Company may incur. The applicable Trust Indenture will provide that the Company may issue debt securities from time to time in one or more series and may be denominated and payable in any currency. Unless otherwise indicated in the applicable prospectus supplement, the debt securities will be unsecured obligations of the Company.

The Company may specify a maximum aggregate principal amount for the debt securities of any series and, unless otherwise provided in the applicable prospectus supplement, a series of debt securities may be reopened for issuance of additional debt securities of such series. The applicable Trust Indenture will also permit the Company to increase the principal amount of any series of the debt securities previously issued and to issue that increased principal amount.

Any prospectus supplement for debt securities supplementing this prospectus will contain the specific terms and other information with respect to the debt securities being offered thereby, including, but not limited to, the following:

  the designation, aggregate principal amount and authorized denominations of such debt securities;
  the interest rate at which the debt securities will be issued;
  whether payment on the debt securities will be senior or subordinated to other liabilities or obligations of the Company;
  whether the payment of the debt securities will be guaranteed by any other person;
  the date or dates, or the methods by which such dates will be determined or extended, on which the Company may issue the debt securities and the date or dates, or the methods by which such dates will be determined or extended, on which the Company will pay the principal and any premium on the debt securities and the portion (if less than the principal amount) of debt securities to be payable upon a declaration of acceleration of maturity;
  whether the debt securities will bear interest, the interest rate (whether fixed or variable) or the method of determining the interest rate, the date from which interest will accrue, the dates on which the Company will pay interest and the record dates for interest payments, or the methods by which such dates will be determined or extended;
  the place or places the Company will pay principal, premium, if any, and interest, if any, and the place or places where debt securities can be presented for registration of transfer or exchange;

  whether and under what circumstances the Company will be required to pay any additional amounts for withholding or deduction for Canadian taxes with respect to the debt securities, and whether and on what terms the Company will have the option to redeem the debt securities rather than pay the additional amounts;
  whether the Company will be obligated to redeem or repurchase the debt securities pursuant to any sinking or purchase fund or other provisions, or at the option of a holder, and the terms and conditions of such redemption;
  whether the Company may redeem the debt securities at its option and the terms and conditions of any such redemption;
  the denominations in which the Company will issue any registered and unregistered debt securities;
  the currency or currency units for which debt securities may be purchased and the currency or currency units in which the principal and any interest is payable (in either case, if other than Canadian dollars) or if payments on the debt securities will be made by delivery of Common Shares or other property;
  whether payments on the debt securities will be payable with reference to any index or formula;
  if applicable, the ability of the Company to satisfy all or a portion of any redemption of the debt securities, any payment of any interest on such debt securities or any repayment of the principal owing upon the maturity of such debt securities through the issuance of securities of the Company or of any other entity, and any restriction(s) on the persons to whom such securities may be issued;
  whether the debt securities will be issued as Global Securities and, if so, the identity of the Depositary for the Global Securities (as such terms are defined below);
  whether the debt securities will be issued as unregistered securities (with or without coupons), registered securities or both;
  the periods within which and the terms and conditions, if any, upon which the Company may redeem the debt securities prior to maturity and the price or prices of which, and the currency or currency units in which, the debt securities are payable;
  any events of default or covenants applicable to the debt securities;
  any terms under which debt securities may be defeased, whether at or prior to maturity;
  whether the holders of any series of debt securities have special rights if specified events occur;
  any mandatory or optional redemption or sinking fund or analogous provisions;
  the terms, if any, for any conversion or exchange of the debt securities for any other securities;
  rights, if any, on a change of control;
  provisions as to modification, amendment or variation of any rights or terms attaching to the debt securities;
  the Trustee under the Trust Indenture pursuant to which the debt securities are to be issued;
  whether the Company will undertake to list the debt securities of the series on any securities exchange or automated interdealer quotation system; and
  any other terms, conditions, rights and preferences (or limitations on such rights and preferences) including covenants and events of default which apply solely to a particular series of the debt securities being offered which do not apply generally to other debt securities, or any covenants or events of default generally applicable to the debt securities which do not apply to a particular series of the debt securities.

To the extent any debt securities are convertible into Common Shares or other securities of the Company, prior to such conversion the holders of such debt securities will not have any of the rights of holders of the securities into which the debt securities are convertible, including the right to receive payments of dividends or the right to vote such underlying securities.

The Company reserves the right to include in a prospectus supplement specific terms pertaining to the debt securities which are not within the options and parameters set forth in this prospectus. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of the Company, and may include provisions pursuant to which the number of Common Shares or other securities to be received by the holders of such series of debt securities would be subject to adjustment. In addition, to the extent that any particular terms of the debt securities described in a prospectus supplement differ from any of the terms described in this prospectus, the description of such terms set forth in this prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such prospectus supplement with respect to such debt securities.

Unless stated otherwise in the applicable prospectus supplement, no holder of debt securities will have the right to require the Company to repurchase the debt securities and there will be no increase in the interest rate if the Company becomes involved in a highly leveraged transaction or has a change of control.

The Company may issue debt securities bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and offer and sell these securities at a discount below their stated principal amount. The Company may also sell any of the debt securities for a foreign currency or currency unit, and payments on the debt securities may be payable in a foreign currency or currency unit. In any of these cases, the Company will describe certain Canadian federal income tax consequences and other special considerations in the applicable prospectus supplement.

Unless otherwise indicated in the applicable prospectus supplement, the Company may issue debt securities with terms different from those of debt securities previously issued and, without the consent of the holders thereof, reopen a previous issue of a series of debt securities and issue additional debt securities of such series.

Ranking and Other Indebtedness

Unless otherwise indicated in an applicable prospectus supplement, the debt securities will be direct unsecured obligations of the Company. The debt securities will be senior or subordinated indebtedness of the Company as described in the applicable prospectus supplement. If the debt securities are senior indebtedness, they will rank equally and rateably with all other unsecured indebtedness of the Company from time to time issued and outstanding which is not subordinated. If the debt securities are subordinated indebtedness, they will be subordinated to senior indebtedness of the Company as described in the applicable prospectus supplement, and they will rank equally and rateably with other subordinated indebtedness of the Company from time to time issued and outstanding as described in the applicable prospectus supplement. The Company reserves the right to specify in a prospectus supplement whether a particular series of subordinated debt securities is subordinated to any other series of subordinated debt securities.

The Board may establish the extent and manner, if any, to which payment on or in respect of a series of debt securities will be senior or will be subordinated to the prior payment of our other liabilities and obligations and whether the payment of principal, premium, if any, and interest, if any, will be guaranteed by any other person and the nature and priority of any security.

Registration of Debt Securities

Debt Securities in Book Entry Form

Unless otherwise indicated in an applicable prospectus supplement, debt securities of any series may be issued in whole or in part in the form of one or more global securities ("Global Securities") registered in the name of a designated clearing agency (a "Depositary") or its nominee and held by or on behalf of the Depositary in accordance with the terms of the applicable Trust Indenture. The specific terms of the depositary arrangement with respect to any portion of a series of debt securities to be represented by a Global Security will, to the extent not described herein, be described in the prospectus supplement relating to such series. The Company anticipates that the provisions described in this section will apply to all depositary arrangements.

Upon the issuance of a Global Security, the Depositary or its nominee will credit, in its book-entry and registration system, the respective principal amounts of the debt securities represented by the Global Security to the accounts of such participants that have accounts with the Depositary or its nominee ("Participants"). Such accounts are typically designated by the underwriters, dealers or agents participating in the distribution of the debt securities or by the Company if such debt securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to Participants or persons that may hold beneficial interests through Participants. With respect to the interests of Participants, ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through records maintained by the Depositary or its nominee. With respect to the interests of persons other than Participants, ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through records maintained by Participants or persons that hold through Participants.

So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by such Global Security for all purposes under the applicable Trust Indenture and payments of principal, premium, if any, and interest, if any, on the debt securities represented by a Global Security will be made by the Company to the Depositary or its nominee. The Company expects that the Depositary or its nominee, upon receipt of any payment of principal, premium, if any, or interest, if any, will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of such Depositary or its nominee. The Company also expects that payments by Participants to owners of beneficial interests in a Global Security held through such Participants will be governed by standing instructions and customary practices and will be the responsibility of such Participants.

Conveyance of notices and other communications by the Depositary to direct Participants, by direct Participants to indirect Participants and by direct and indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of debt securities may wish to take certain steps to augment transmission to them of notices of significant events with respect to the debt securities, such as redemptions, tenders, defaults and proposed amendments to the Trust Indenture.

Owners of beneficial interests in a Global Security will not be entitled to have the debt securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of such debt securities in certificated non-book-entry form, and will not be considered the owners or holders thereof under the applicable Trust Indenture, and the ability of a holder to pledge a debt security or otherwise take action with respect to such holder's interest in a debt security (other than through a Participant) may be limited due to the lack of a physical certificate.

No Global Security may be exchanged in whole or in part for debt securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any person other than the Depositary for such Global Security or any nominee of such Depositary unless: (i) the Depositary is no longer willing or able to discharge properly its responsibilities as depositary and the Company is unable to locate a qualified successor; (ii) the Company at its option elects, or is required by law, to terminate the book-entry system through the Depositary or the book-entry system ceases to exist; or (iii) if provided for in the Trust Indenture, after the occurrence of an event of default thereunder (provided the Trustee has not waived the event of default in accordance with the terms of the Trust Indenture), Participants acting on behalf of beneficial holders representing, in aggregate, a threshold percentage of the aggregate principal amount of the debt securities then outstanding advise the Depositary in writing that the continuation of a book-entry system through the Depositary is no longer in their best interest.

If one of the foregoing events occurs, such Global Security shall be exchanged for certificated non-book-entry debt securities of the same series in an aggregate principal amount equal to the principal amount of such Global Security and registered in such names and denominations as the Depositary may direct.

The Company, any underwriters, dealers or agents and any Trustee identified in an accompanying prospectus supplement, as applicable, will not have any liability or responsibility for: (i) records maintained by the Depositary relating to beneficial ownership interests in the debt securities held by the Depositary or the book-entry accounts maintained by the Depositary; (ii) maintaining, supervising or reviewing any records relating to any such beneficial ownership interests; or (iii) any advice or representation made by or with respect to the Depositary and contained in this prospectus or in any prospectus supplement or Trust Indenture with respect to the rules and regulations of the Depositary or at the direction of Depositary Participants.

Unless otherwise stated in the applicable prospectus supplement, CDS Clearing and Depository Services Inc. or its successor will act as Depositary for any debt securities represented by a Global Security.

Debt Securities in Certificated Form

A series of the debt securities may be issued in definitive form, solely as registered securities, solely as unregistered securities or as both registered securities and unregistered securities. Unless otherwise indicated in the applicable prospectus supplement, unregistered securities will have interest coupons attached.

In the event that the debt securities are issued in certificated non-book-entry form, and unless otherwise indicated in the applicable prospectus supplement, payment of principal, premium, if any, and interest, if any, on the debt securities (other than a Global Security) will be made at the office or agency of the Trustee or, at the option of the Company, by the Company by way of cheque mailed or delivered to the address of the person entitled at the address appearing in the security register of the Trustee or electronic funds wire or other transmission to an account of the person entitled to receive such payments. Unless otherwise indicated in the applicable prospectus supplement, payment of interest, if any, will be made to the persons in whose name the debt securities are registered at the close of business on the day or days specified by the Company.

At the option of the holder of debt securities, registered securities of any series will be exchangeable for other registered securities of the same series, of any authorized denomination and of a like aggregate principal amount and tenor. If, but only if, provided in an applicable prospectus supplement, unregistered securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for registered securities of the same series, of any authorized denominations and of a like aggregate principal amount and tenor. In such event, unregistered securities surrendered in a permitted exchange for registered securities between a regular record date or a special record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date for payment of interest in respect of the registered security issued in exchange for such unregistered security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Trust Indenture. Unless otherwise specified in an applicable prospectus supplement, unregistered securities will not be issued in exchange for registered securities.

The applicable prospectus supplement may indicate the places to register a transfer of the debt securities in definitive form. Except for certain restrictions to be set forth in the Trust Indenture, no service charge will be payable by the holder for any registration of transfer or exchange of the debt securities in definitive form, but the Company may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

Description Of Warrants

General

This section describes the general terms that will apply to any warrants for the purchase of Common Shares or Depositary Shares (the "Equity Warrants"), or for the purchase of debt securities ("Debt Warrants").

We may issue warrants independently or together with other securities, and warrants sold with other securities may be attached to or separate from the other securities. Warrants will be issued under one or more warrant agency agreements to be entered into by us and one or more banks or trust companies acting as warrant agent.

The Company will deliver an undertaking to the securities regulatory authority in each of the provinces and territories of Canada that it will not distribute warrants that, according to their terms as described in the applicable prospectus supplement, are "novel" specified derivatives within the meaning of Canadian securities legislation, separately to any member of the public in Canada, or unless such prospectus supplement containing the specific terms of the warrants to be distributed separately is first approved by or on behalf of the securities commissions or similar regulatory authorities in each of the provinces of Canada where the warrants will be distributed.

This summary of some of the provisions of the warrants is not complete. The statements made in this prospectus relating to any warrant agreement and warrants to be issued under this prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant agreement. You should refer to the warrant indenture or warrant agency agreement relating to the specific warrants being offered for the complete terms of the warrants. We will file each of these documents with the applicable Canadian securities regulators and the SEC, and incorporate them by reference as an exhibit to the Registration Statement of which this prospectus is a part, on or before the time we issue warrants pursuant to a prospectus supplement to this prospectus. See "Additional Information" and "Documents Incorporated by Reference" above for information on how to obtain a copy of a warrant indenture, warrant agency agreement or any material warrant document, as applicable, when it is filed.

The applicable prospectus supplement relating to any warrants that we offer will describe the particular terms of those warrants and include specific terms relating to the offering.

Original purchasers of warrants (if offered separately) will have a contractual right of rescission against us in respect of the exercise of such warrant. The contractual right of rescission will entitle such original purchasers to receive, upon surrender of the underlying securities acquired upon exercise of the warrant, the total of the amount paid on original purchase of the warrant and the amount paid upon exercise, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the exercise takes place within 180 days of the date of the purchase of the warrant under the applicable prospectus supplement; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the warrant under the applicable prospectus supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law. See "Statutory Rights of Withdrawal and Rescission".

In an offering of warrants, or other convertible securities, original purchasers are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial and territorial securities legislation, to the price at which the warrants, or other convertible securities, are offered to the public under the prospectus offering. This means that, under the securities legislation of each of the provinces and territories, if the purchaser pays additional amounts upon conversion, exchange or exercise of such securities, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces or territories. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights, or consult with a legal advisor.

Equity Warrants

The particular terms of each issue of Equity Warrants will be described in the applicable prospectus supplement. This description will include, where applicable:

  the designation and aggregate number of Equity Warrants;
  the price at which the Equity Warrants will be offered;
  the currency or currencies in which the Equity Warrants will be offered;
  the date on which the right to exercise the Equity Warrants will commence and the date on which the right will expire;
  the number of Common Shares or Depositary Shares that may be purchased upon exercise of each Equity Warrant and the price at which and currency or currencies in which the Common Shares or Depositary Shares may be purchased upon exercise of each Equity Warrant;
  the terms of any provisions allowing or providing for adjustments in (i) the number and/or class of shares that may be purchased, (ii) the exercise price per share, or (iii) the expiry of the Equity Warrants;
  whether we will issue fractional shares;
  whether we have applied to list the Equity Warrants or the underlying shares on a securities exchange;
  the designation and terms of any securities with which the Equity Warrants will be offered, if any, and the number of the Equity Warrants that will be offered with each security;
  the date or dates, if any, on or after which the Equity Warrants and the related securities will be transferable separately;
  whether the Equity Warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;
  material Canadian federal income tax consequences of owning the Equity Warrants;
  any terms, procedures and limitations relating to the transferability, exchange or exercise of the Equity Warrants; and
  any other material terms or conditions of the Equity Warrants.

Debt Warrants

The particular terms of each issue of Debt Warrants will be described in the related prospectus supplement. This description will include, where applicable:

  the designation and aggregate number of Debt Warrants;
  the price at which the Debt Warrants will be offered;
  the currency or currencies in which the Debt Warrants will be offered;
  the designation and terms of any securities with which the Debt Warrants are being offered, if any, and the number of the Debt Warrants that will be offered with each security;
  the date or dates, if any, on or after which the Debt Warrants and the related securities will be transferable separately;
  the principal amount and designation of debt securities that may be purchased upon exercise of each Debt Warrant and the price at which and currency or currencies in which that principal amount of debt securities may be purchased upon exercise of each Debt Warrant;
  the date on which the right to exercise the Debt Warrants will commence and the date on which the right will expire;

  the minimum or maximum amount of Debt Warrants that may be exercised at any one time;
  whether the Debt Warrants will be subject to redemption or call, and, if so, the terms of such redemption or call provisions;
  material Canadian federal income tax consequences of owning the Debt Warrants;
  whether we have applied to list the Debt Warrants or the underlying debt securities on an exchange;
  any terms, procedures and limitations relating to the transferability, exchange or exercise of the Debt Warrants; and
  any other material terms or conditions of the Debt Warrants.

Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the securities subject to the warrants.

Description Of Units

Apex may issue units, which may consist of one or more of Common Shares, Depositary Shares, warrants or any other security offered under this prospectus and specified in the relevant prospectus supplement. Each unit will be issued so that the holder of the unit is also the holder of each of the securities included in the unit. As a result, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date.

The following description is a summary of selected provisions relating to units that the Company may offer. The summary is not complete. If units are offered under this prospectus in the future, a prospectus supplement or any document incorporated by reference, as applicable, will explain the particular terms of those units and underlying securities and the extent to which these general provisions may apply. The specific terms of the units as described in a prospectus supplement or any document incorporated by reference, will supplement and, if applicable, may modify or replace the general terms described in this section.

This summary and any description of units in the applicable prospectus supplement or document incorporated by reference is subject to and is qualified in its entirety by reference to the unit agreement, collateral arrangements and depositary arrangements, if applicable. The Company will file each of these documents with the Canadian securities regulators and the SEC, and incorporate them by reference as an exhibit to the Registration Statement of which this prospectus is a part, on or before the time the Company issues units pursuant to a prospectus supplement to this prospectus. See "Additional Information" and "Documents Incorporated by Reference" above for information on how to obtain a copy of any unit agreement, collateral arrangements, depositary arrangements or any other material unit document, as applicable, when it is filed.

In addition, the relevant prospectus supplement relating to an offering of units will describe all material terms of any units offered, including, as applicable:

  the designation and aggregate number of units being offered, including whether and under what circumstances those securities may be held or transferred separately;
  the price at which the units will be offered;
  the designation, number and terms of the securities comprising the units and any agreement governing the units;
  the date or dates, if any, on or after which the securities comprising the units will be transferable separately;
  whether we will apply to list the units or any of the individual securities comprising the units on any exchange;
  material Canadian income tax consequences of owning the units, including, how the purchase price paid for the units will be allocated among the securities comprising the units;
  whether the units will be issued in fully registered or global form; and
  any other material terms or conditions of the units.

Description Of Subscription Receipts

We may issue subscription receipts separately or in combination with one or more other securities, which will entitle holders thereof to receive, upon satisfaction of certain release conditions (the "Release Conditions") and for no additional consideration, Common Shares, Depositary Shares, warrants, debt securities or any combination thereof. Subscription receipts will be issued pursuant to one or more subscription receipt agreements (each, a "Subscription Receipt Agreement"), the material terms of which will be described in the applicable prospectus supplement, each to be entered into between the Company and an escrow agent (the "Escrow Agent") that will be named in the relevant prospectus supplement. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a Trustee. If underwriters or agents are used in the sale of any subscription receipts, one or more of such underwriters or agents may also be a party to the Subscription Receipt Agreement governing the subscription receipts sold to or through such underwriter or agent.

The following description sets forth certain general terms and provisions of subscription receipts that may be issued hereunder and is not intended to be complete. The statements made in this prospectus relating to any Subscription Receipt Agreement and subscription receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Subscription Receipt Agreement. Prospective purchasers should refer to the Subscription Receipt Agreement relating to the specific subscription receipts being offered for the complete terms of the subscription receipts. A copy of the form of Subscription Receipt Agreement will be filed with Canadian securities regulatory authorities and the SEC as exhibits to the Registration Statement of which this prospectus is a part, or will incorporate by reference from a Report of Foreign Private Issuer on Form 6-K that the Company files with the SEC, any Subscription Receipt Agreement describing the terms and conditions of such subscription receipts that the Company is offering before the issuance of such subscription receipts.

General

The prospectus supplement and the Subscription Receipt Agreement for any subscription receipts that we may offer will describe the specific terms of the subscription receipts offered. This description may include, but may not be limited to, any of the following, if applicable:

  the designation and aggregate number of subscription receipts being offered;
  the price at which the subscription receipts will be offered;
  the designation, number and terms of the Common Shares, Depositary Shares, warrants and/or debt securities to be received by the holders of subscription receipts upon satisfaction of the Release Conditions, and any procedures that will result in the adjustment of those numbers;
  the Release Conditions that must be met in order for holders of subscription receipts to receive, for no additional consideration, the Common Shares, Depositary Shares, warrants and/or debt securities;
  the procedures for the issuance and delivery of the Common Shares, Depositary Shares, warrants and/or debt securities to holders of subscription receipts upon satisfaction of the Release Conditions;
  whether any payments will be made to holders of subscription receipts upon delivery of the Common Shares, Depositary Shares, warrants and/or debt securities upon satisfaction of the Release Conditions;
  the identity of the Escrow Agent;
  the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of subscription receipts, together with interest and income earned thereon (collectively, the "Escrowed Funds"), pending satisfaction of the Release Conditions;
  the terms and conditions pursuant to which the Escrow Agent will hold the Common Shares, Depositary Shares, warrants and/or debt securities pending satisfaction of the Release Conditions;
  the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Company upon satisfaction of the Release Conditions;
  if the subscription receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commissions in connection with the sale of the subscription receipts;
  procedures for the refund by the Escrow Agent to holders of subscription receipts of all or a portion of the subscription price of their subscription receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;
  any contractual right of rescission to be granted to initial purchasers of subscription receipts in the event that this prospectus, the prospectus supplement under which such subscription receipts are issued or any amendment hereto or thereto contains a misrepresentation;
  any entitlement of Apex to purchase the subscription receipts in the open market by private agreement or otherwise;

  whether we will issue the subscription receipts as Global Securities and, if so, the identity of the depository for the Global Securities;
  whether we will issue the subscription receipts as unregistered bearer securities, as registered securities or both;
  provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms of the subscription receipts, including upon any subdivision, consolidation, reclassification or other material change of the Common Shares, Depositary Shares, warrants or other Apex securities, any other reorganization, amalgamation, merger or sale of all or substantially all of the Company's assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;
  whether we will apply to list the subscription receipts on any securities exchange;
  material Canadian federal income tax consequences of owning the subscription receipts; and
  any other material terms or conditions of the subscription receipts.

Original purchasers of subscription receipts will have a contractual right of rescission against us in respect of the conversion of the subscription receipts. The contractual right of rescission will entitle such original purchasers to receive the total of the amount paid on original purchase of the subscription receipts and the amount paid upon conversion of the subscription receipts (if any) upon surrender of the underlying securities gained thereby, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion takes place within 180 days of the date of the purchase of the subscription receipts under this prospectus; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the subscription receipts under this prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

Rights of Holders of Subscription Receipts Prior to Satisfaction of Release Conditions

The holders of subscription receipts will not be, and will not have the rights of, Shareholders. Holders of subscription receipts are entitled only to receive Common Shares, Depositary Shares, warrants and/or debt securities on exchange of their subscription receipts, plus any cash payments, if any, all as provided for under the Subscription Receipt Agreement and only once the Release Conditions have been satisfied. If the Release Conditions are not satisfied, holders of subscription receipts shall be entitled to a refund of all or a portion of the subscription price therefor and their pro rata share of interest earned or income generated thereon, if provided for in the Subscription Receipt Agreement, all as provided in the Subscription Receipt Agreement.

Escrow

The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Company (and, if the subscription receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the subscription receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of subscription receipts will receive a refund of all or a portion of the subscription price for their subscription receipts, plus their pro rata entitlement to interest earned or income generated on such amount, if provided for in the Subscription Receipt Agreement, in accordance with the terms of the Subscription Receipt Agreement. Common Shares, Depositary Shares, warrants and/or debt securities may be held in escrow by the Escrow Agent and will be released to the holders of subscription receipts following satisfaction of the Release Conditions at the time and under the terms specified in the Subscription Receipt Agreement.

Modifications

The Subscription Receipt Agreement will specify the terms upon which modifications and alterations to the subscription receipts issued thereunder may be made by way of a resolution of holders of subscription receipts at a meeting of such holders or consent in writing from such holders. The number of holders of subscription receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement.

The Subscription Receipt Agreement will also specify that we may amend any Subscription Receipt Agreement and the subscription receipts without the consent of the holders of the subscription receipts to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision or in any other manner that will not materially and adversely affect the interests of the holders of outstanding subscription receipts or as otherwise specified in the Subscription Receipt Agreement.

Description Of Share Purchase Contracts

We may issue share purchase contracts, representing contracts obligating holders to purchase from or sell to us, and obligating us to purchase from or sell to the holders, a specified number of Common Shares or Depositary Shares, as applicable, at a future date or dates, and including by way of instalment.

The price per Common Share or Depositary Shares and the number of Common Shares or Depositary Shares, as applicable, may be fixed at the time the share purchase contracts are issued or may be determined by reference to a specific formula or method set forth in the share purchase contracts. We may issue share purchase contracts in accordance with applicable laws and in such amounts and in as many distinct series as we may determine.

The share purchase contracts may be issued separately or as part of units consisting of a share purchase contract and beneficial interests in debt securities, or debt obligations of third parties, including U.S. treasury securities or obligations of our subsidiary, securing the holders' obligations to purchase the Common Shares or Depositary Shares under the share purchase contracts, which we refer to in this prospectus as share purchase units. The share purchase contracts may require the Company to make periodic payments to the holders of the share purchase units or vice versa, and these payments may be unsecured or refunded and may be paid on a current or on a deferred basis. The share purchase contracts may require holders to secure their obligations under those contracts in a specified manner.

Holders of share purchase contracts are not Shareholders. The particular terms and provisions of share purchase contracts offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the prospectus supplement filed in respect of such share purchase contracts.

This description will include, where applicable:

  whether the share purchase contracts obligate the holder to purchase or sell, or both purchase and sell, Common Shares or Depositary Shares, as applicable, and the nature and amount of those securities, or the method of determining those amounts;
  whether the share purchase contracts are to be prepaid or paid in instalments;
  any conditions upon which the purchase or sale will be contingent and the consequences if such conditions are not satisfied;
  whether the share purchase contracts are to be settled by delivery, or by reference or linkage to the value or performance of Common Shares or Depositary Shares;
  any acceleration, cancellation, termination or other provisions relating to the settlement of the share purchase contracts;
  the date or dates on which the sale or purchase must be made, if any;
  whether the share purchase contracts will be issued in fully registered or global form;
  the material Canadian federal income tax consequences of owning the share purchase contracts; and
  any other material terms and conditions of the share purchase contracts including, without limitation, transferability and adjustment terms and whether the share purchase contracts will be listed on a securities exchange.

Original purchasers of share purchase contracts will be granted a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such share purchase contract. The contractual right of rescission will entitle such original purchasers to receive the total of the amount paid on original purchase of the share purchase contracts and the amount paid upon conversion, exchange or exercise of the share purchase contracts, upon surrender of the underlying securities gained thereby, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

PLAN OF DISTRIBUTION

The Company or any Selling Securityholder may issue our securities offered by this prospectus for cash or other consideration: (i) to or through underwriters, dealers, placement agents or other intermediaries; (ii) directly to one or more purchasers; or (iii) in connection with acquisitions of assets or shares or another entity or company. The consideration for an acquisition of assets or shares of another entity or company may consist of any of the securities covered hereby separately, a combination of such securities, or any combination of, among other things, securities, cash or the assumption of liabilities.

Each prospectus supplement with respect to our securities being offered will set forth the terms of the offering, including:

  the name or names of any underwriters, dealers or other placement agents;
  the number and the purchase price of, and form of consideration for, our securities;
  any proceeds to the Company or any Selling Securityholder from such sale; and
  any commissions, fees, discounts and other items constituting underwriters', dealers' or agents' compensation.

In addition, securities may be offered and issued in consideration for an Acquisition of other businesses, assets or securities by the Company or its subsidiary. The consideration for any such Acquisition may consist of any of the securities separately, a combination of securities or any combination of, among other things, securities, cash and assumption of liabilities.

Our securities may be sold, from time to time, in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market price or at negotiated prices, including sales in transactions that are deemed to be ATM Distributions, including sales made directly on the CSE, OTCQX or other existing trading markets for the securities. The prices at which the securities may be offered may vary between purchasers and during the period of distribution. If, in connection with the offering of securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the securities at the initial offering price fixed in the applicable prospectus supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such prospectus supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the securities is less than the gross proceeds paid by the underwriters to the Company or any Selling Securityholder.

Only underwriters named in the prospectus supplement are deemed to be underwriters in connection with our securities offered by that prospectus supplement. If underwriters are used in an offering, the securities offered thereby will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase securities will be subject to the conditions precedent agreed upon by the parties and the underwriters will be obligated to purchase all securities under that offering if any are purchased. If agents are used in an offering, unless otherwise indicated in the applicable prospectus supplement, such agents will be acting on a "best efforts" basis for the period of their appointment. Any public offering price and any discounts or concessions allowed or re-allowed or paid to underwriters, dealers or agents may be changed from time to time.

Under agreements which may be entered into by the Company, Selling Securityholders, underwriters, dealers and agents who participate in the distribution of our securities may be entitled to indemnification by the Company or any Selling Securityholder against certain liabilities, including liabilities under applicable Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom the Company or any Selling Securityholder enter into agreements may be customers of, engage in transactions with, or perform services for, the Company or any Selling Securityholder in the ordinary course of business.

No underwriter or dealer involved in an ATM Distribution, no affiliate of such underwriter or dealer and no person acting jointly or in concert with such underwriter or dealer has over-allotted, or will over-allot, our securities in connection with an ATM Distribution of our securities or effect any other transactions that are intended to stabilize the market price of our securities during an ATM Distribution. In connection with any offering of our securities other than in an ATM Distribution, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of our securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Underwriters, dealers and agents who participate in the distribution of securities under this prospectus and the applicable prospectus supplement may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the U.S. Securities Act, and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Those underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

SELLING SECURITYHOLDERS

Securities may be sold under this prospectus by way of secondary offering by Selling Securityholders. The prospectus supplement for or including any offering of securities by Selling Securityholders will include the following information, to the extent required by applicable securities laws: (i) the name or names of the Selling Securityholders; (ii) the number or amount of securities owned, controlled or directed by each Selling Securityholder; (iii) the number or amount of securities being distributed for the account of each Selling Securityholder; (iv) the number or amount of securities to be owned, controlled or directed by the Selling Securityholders after the distribution and the percentage that number or amount represents of the total number of outstanding securities; (v) whether the securities are owned by the Selling Securityholders both of record and beneficially, of record only, or beneficially only; (vi) if any Selling Securityholder acquired any securities in the 12 months preceding the date of the applicable prospectus supplement, the date or dates on which such Selling Securityholder acquired such securities and the cost thereof to such Selling Securityholder in the aggregate and on an average cost per security basis; (vii) if applicable, the disclosure required by Item 1.11 of Form 44-101F1, and, if applicable, the Selling Securityholders will file a non-issuer's submission to jurisdiction form with the corresponding prospectus supplement; and (viii) all other information that is required to be included in the applicable prospectus supplement.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

The applicable prospectus supplement may describe certain Canadian federal income tax consequences to a purchaser who is a non-resident of Canada or to a purchaser who is a resident of Canada of acquiring, owning and disposing of any of our securities offered thereunder. Prospective purchasers should read the tax discussion in any prospectus supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

LEGAL MATTERS

Certain legal matters related to our securities offered by this prospectus will be passed upon on our behalf by Cozen O'Connor LLP. As at the date hereof, no partner or associate, as applicable, of Cozen O'Connor LLP involved in the preparation of this prospectus is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or any associate or affiliate of the Company, and as a group, own, directly or indirectly, less than 1% of the Common Shares of the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is De Visser Gray LLP (the "Auditor"), Chartered Professional Accountants, Suite 401 - 905 West Pender St., Vancouver, British Columbia, V6C 1L6, Canada. The Auditor has advised that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada, including the Canadian Public Accountability Board and any applicable legislation or regulations.

The transfer agent and registrar for the Common Shares in Canada is Odyssey Trust Company, located at Suite 1310 - 1140 West Pender St, Vancouver V6E 4G1.

INTEREST OF EXPERTS

Information of a scientific or technical nature included in this prospectus regarding: (i) the CAP Project, is based upon or derived from the CAP Report authored by Jeremy Hanson, P.Geo.; and (ii) the Rift Project, is based upon or derived from the Rift Report authored by Robin J. Wilson, B.Sc. (Hons) Geology, MAusIMM, MAIG, each of which is a "qualified person" for the purposes of NI 43-101. See "Documents Incorporated by Reference". To the best of Apex's knowledge, as of the date of this prospectus, neither Mr. Hanson nor Mr. Wilson have received or will receive a direct or indirect interest in the property of Apex or of any associate or affiliate of the Company, and neither Mr. Hanson nor Mr. Wilson own, directly or indirectly, any securities of the Company.

The scientific and technical information with respect to the Projects contained in this prospectus and in the documents incorporated herein, was reviewed and approved by Alex Knox, M.Sc., P.Geo., a member of the Company's technical advisory board, and a non-independent "qualified person" for the purposes of NI 43-101. To the best of Apex's knowledge, as at the date hereof, Mr. Knox is the registered or beneficial owner of nil Common Shares, 25,000 Options exercisable to acquire 25,000 Common Shares and 25,000 RSUs representing a right, once vested, to acquire 25,000 Common Shares.

ENFORCEABILITY OF CIVIL LIABILITIES AGAINST NON-U.S. PERSONS

The Company is a corporation existing under the BCBCA. Substantially all of the Company's current directors and officers, and all of the experts named in this prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of the Company's assets, are located outside the United States. The Company has appointed an agent for service of process in the United States, but it may be difficult for holders of our securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of our securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company's civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws.

Concurrently with the filing of the Registration Statement of which this prospectus is a part, the Company filed with the SEC an appointment of agent for service of process on Form F-X. Under the Form F-X,  the Company appointed Cogency Global Inc., with an address at 122 East 42nd Street, 18th Floor, New York, New York 10168, USA, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of or related to or concerning the offering of our securities under this prospectus in the United States.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus or a prospectus supplement relating to the securities purchased by a purchaser and any amendments thereto. In several of the provinces and territories of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revision of the price or damages if the prospectus or a prospectus supplement relating to the securities purchased by a purchaser or any amendment thereto contained a misrepresentation or was not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal adviser.

However, purchasers of securities distributed under an ATM Distribution by the Company do not have the right to withdraw from an agreement to purchase the securities and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of the prospectus, prospectus supplement, and any amendment relating to securities purchased by such purchaser because the prospectus, prospectus supplement, and any amendment relating to the securities purchased by such purchaser will not be sent or delivered, as permitted under Part 9 of NI 44-102. Any remedies under securities legislation that a purchaser of securities distributed under an ATM Distribution by the Company may have against the Company or its agents for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser contain a misrepresentation will remain unaffected by the non-delivery of the prospectus referred to above.

In an offering of warrants, or other convertible, exchangeable or exercisable securities, purchasers are cautioned that the statutory right of action for damages under Canadian securities laws for a misrepresentation contained in the prospectus or a prospectus supplement (or any amendment thereto) is limited, in certain provincial or territorial securities legislation, to the price at which the warrants, or other convertible, exchangeable or exercisable securities are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces and territories, if the purchaser pays additional amounts upon conversion, exchange or exercise of such securities, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces and territories. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights, or consult with a legal advisor.

A purchaser's rights and remedies under applicable securities legislation against a dealer underwriting or acting as an agent for the Company in an ATM Distribution will not be affected by that dealer's decision to affect the distribution directly or through a selling agent.

CERTIFICATE OF APEX CRITICAL METALS CORP.

Dated: August 10, 2026

This short form base shelf prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of a particular distribution of securities under the prospectus, constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the prospectus supplement as required by the securities legislation of each of the provinces and territories of Canada, except for Québec.

(Signed) "Sean Charland"	(Signed) "Nathan Steinke"
Chief Executive Officer	Chief Financial Officer

On Behalf of the Board of Directors

(Signed) "Jody Bellefleur"	(Signed) "Joness Lang"
Director	Director

C-1

APEX CRITICAL METALS CORP.

US$1,860,000

2,400,000 Common Shares

Represented by 400,000 American Depositary Shares

PROSPECTUS SUPPLEMENT

Sole-Book Running Manager

MAXIM GROUP LLC

October 22, 2026